10/18

04045734

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hopewell Highway Infrastructure Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 0 1 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34781 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 10/26/04

2003-2004
Annual Report 年報



Hopewell Highway Infrastructure Limited
合和公路基建有限公司
HHI Pearl River Delta
Highway Network
合和公路基建珠三角公路網絡
GUANGZHOU 廣州
SHUNDE 順德
ZHONGSHAN 中山
ZHUHAI 珠海
MACAU

ARS
6-30-04

HHI Projects 合和公路基建項目



Shenzhen
深圳
Hong Kong
香港



1

GS Superhighway
廣深高速公路

A 122.8 km closed system asphalt-paved dual three lane expressway running between Huanggang in Shenzhen and Guangdan in Guangzhou where it connects to the ESW Ring Road.

全長122.8公里封閉式瀝青路面之雙向三車道高速公路，由深圳市皇崗至廣州市廣氮，連接東南西環高速公路。



2

ESW Ring Road
東南西環高速公路

A 38 km closed system concrete-paved dual three lane expressway running along the eastern, southern and western fringes of the Guangzhou urban areas and connecting to the Northern Ring Road to form the Guangzhou Ring Road.

全長38公里封閉式混凝土路面之雙向三車道高速公路，沿廣州市區東、南及西面的周邊興建，與北環高速公路連接組成廣州環城高速公路。



3

Phase I of the Western Delta Route
珠江三角洲西岸幹道第I期

A 14.7 km closed system asphalt-paved dual three lane expressway linking Guangzhou to Shunde. It connects to ESW Ring Road and opened to traffic on 30th April, 2004.

全長14.7公里封閉式瀝青路面之雙向三車道高速公路連接廣州市和順德，與東南西環高速公路連接，在二零零四年四月三十日全面通車。



4

Phase II of the Western Delta Route (Under planning)
珠江三角洲西岸幹道第II期(籌劃中)

Connected to Phase I, an approximately 46 km expressway running between Shunde and Zhongshan.

緊接第I期工程，全長約46公里的珠江三角洲西岸幹道第II期將連接順德和中山市。



5

Phase III of the Western Delta Route (Under planning)
珠江三角洲西岸幹道第III期(籌劃中)

Connected to Phase II, an expressway running between Zhongshan and Zhuhai.

緊接第II期工程，珠江三角洲西岸幹道第III期將連接中山市和珠海市。



6

Hong Kong-Zhuhai-Macau Bridge (Under planning)
港珠澳大橋(籌劃中)

The proposed 29 km Y-shaped bridge will connect Hong Kong, Zhuhai and Macau.

倡議中的29公里Y型大橋將把香港與珠海及澳門連繫起來。

Listed on The Stock Exchange of Hong Kong Limited in August 2003, Hopewell Highway Infrastructure Limited ("HHI") builds and operates strategic expressway infrastructure in the Guangdong Province. With the strong support and well-established experience of its parent company, Hopewell Holdings Limited ("HHL"), HHI is targeted with initiating, promoting and developing new expressway, tunnel and bridge infrastructure projects, particularly in the thriving economy of the Pearl River Delta region.

合和公路基建有限公司（「合和公路基建」）一直在廣東省興建及經營具策略性的高速公路基建項目，於二零零三年八月在香港聯合交易所有限公司上市。憑着其母公司合和實業有限公司（「合和實業」）的強大支持及豐富經驗，合和公路基建將致力於策劃、推動及發展新的高速公路、橋及隧道等基建項目，尤其在經濟發展蓬勃的珠江三角洲地區。



Guangzhou
廣州
Foshan
佛山
Phase I of the
Western Delta Route
Opening on 30th April, 2004
珠江三角洲西岸幹道第I期
於二零零四年四月三十日開通
Shunde
順德
Zhongshan
中山
Zhuhai
珠海
Macau
澳門
1
2
3
4
5
6

Contents

Financial Highlights

Turnover by Expressway


0.4%
Phase I West
8.8%
ESW Ring Road
90.8%
GS Superhighway

Total Traffic by Expressway


0.8%
Phase I West
20.0%
ESW Ring Road
79.2%
GS Superhighway

Net Profit
(HK$ million)


735
533
2003
2004

Core Earnings
(net profit excluding interest income from shareholder's loan and income from debt securities investments) (HK$ million)


693
507
2003
2004

Interest Coverage
(EBITDA / Interest)


7.6x
4.8x
2003
2004

Total Debt to Equity#


109%
62%
2003
2004

Total Debt#
(HK$ million)


6,380
5,719
2003
2004

Net Debt* to Total Equity#


104%
35%
2003
2004

Consolidated Results

(in HK$ million)	2000	2001	2002	2003	2004
	Year ended 30th June				
Turnover	770	860	918	1,030	**1,245**
Profit from ordinary activities before taxation	548	629	561	569	**772**
Taxation	(24)	(26)	(20)	(25)	**(22)**
Profit before minority interests	524	603	541	544	**750**
Minority interests	(5)	(2)	(9)	(11)	**(15)**
Profit attributable to shareholders	**519**	**601**	**532**	**533**	735

Consolidated Assets and Liabilities

(in HK$ million)	2000	2001	2002	2003	2004
	As at 30th June				
Property and equipment	9,258	9,271	9,099	9,001	**9,678**
Additional investment cost in jointly controlled entities	1,981	1,961	1,934	1,900	**1,861**
Investment in toll road project under development	430	431	431	151	**38**
Loans to jointly controlled entities	4,891	4,282	1,209	1,014	**1,150**
Investments in securities - matured over 1 year	-	-	-	-	**711**
Current assets	839	558	260	421	**1,900**
Total assets	**17,399**	**16,503**	**12,933**	**12,487**	15,338
Current liabilities	(2,114)	(957)	(354)	(569)	**(440)**
Non-current liabilities	(13,389)	(13,046)	(11,739)	(10,542)	**(5,686)**
Total liabilities	**(15,503)**	**(14,003)**	**(12,093)**	**(11,111)**	(6,126)
Minority interests	(7)	(10)	(19)	(30)	**(32)**
Shareholders' equity	**1,889**	**2,490**	**821**	**1,346**	9,180

Earnings Per Share

(in HK$)	2000	2001	2002	2003	2004
Earnings per share – basic	0.24	0.28	0.25	0.25	**0.26**
Earnings per share – diluted	N/A	N/A	N/A	N/A	**0.26**

Financial Ratios

	2000	2001	2002	2003	2004
Net Debt(1) to Equity(2)	163%	125%	137%	104%	**35%**
Return on Equity(2)	8%	9%	10%	9%	**8%**

Note: (1) Net debt is defined as total debt (including bank and other loans (both long term and short term portion), loans from joint venture partners and interest-bearing interest payables) less bank balances and cash, pledged bank deposits and debt securities investments.

(2) Assumed HK$4,500 million of the amount due to holding company was capitalised for the four years ended 30th June, 2003.

(3) The Company was incorporated on 14th January, 2003 in the Cayman Islands and became the holding company of the Group with effect from 30th June, 2003 upon completion of the Corporate Reorganisation as set out in the Company's prospectus dated 28th July, 2003.

(4) The results of the Group for the three years ended 30th June, 2002 and the balance sheets of the Group as at 30th June, 2000, 2001 and 2002 have been prepared using the principles of merger accounting and are extracted from the Company's prospectus dated 28th July, 2003.



Sir Gordon Ying Sheung WU
GBS, KCMG, FICE
Chairman

Chairman's Statement

I am glad to report to our shareholders that the first financial year of Hopewell Highway Infrastructure Limited ("HHI") as a publicly listed company was a successful one. Driven by the economic growth in the region on which HHI's business is focused, the Pearl River Delta Region ("PRD"), the combined tolled traffic for our Guangzhou-Shenzhen Superhighway ("GS Superhighway"), Guangzhou East-South-West Ring Road ("ESW Ring Road") and Phase I of the Western Delta Route ("Phase I West") grew by 23% and toll revenues increased by 21% compared to the last financial year. This double-digit growth has propelled our Company's net profit 38% from HK$533 million last financial year to HK$735 million this year.

We have achieved these results in large part due to our commitment to the PRD. HHI's mission has been, and will continue to be providing a safe and reliable integrated expressway, bridge and tunnel network in the PRD to meet the necessary demands of vehicular traffic.

Over a decade ago, we opened the first, and what is now still, the only expressway connecting Shenzhen to Guangzhou. At the time of opening, GS Superhighway's average daily traffic was a mere 30,000, but today, with the rapid growth in the PRD, this figure has increased over 6-fold to over 200,000 vehicles per day.

Attesting to our continued commitment to a complete expressway network in the PRD, 2004 also saw HHI open a new expressway, Phase I West. This is a 14.7 km stretch of expressway that links our ESW Ring Road in Guangzhou to Shunde, reducing what would normally have been a 40-minute trip to a quick 10-minute drive. I am particularly proud of this project as it was completed 2 months ahead of schedule.

Financial Status

As a result of the solid growth in our expressways, our net profit for financial year 2004 increased 38% to HK$735 million from last year, exceeding the forecast profit of HK$700 million as stated in the Company's initial public offering prospectus dated 28th July, 2003, translating to an increase in basic earnings per share from HK24.7 cents to HK26.2 cents. The Board of Directors has proposed a final dividend of HK12.5 cents per share which, together with the interim dividend of HK10 cents per share, will result in total dividends for the year of HK22.5 cents per share, same as the intended amount to be recommended by the Board of Directors as stated in the prospectus.

"At the time of opening, GS Superhighway's average daily traffic was a mere 30,000, but today, with the rapid growth in the PRD, this figure has increased over 6-fold to over 200,000 vehicles per day."

The Register of members and warrantholders of the Company will be closed from Monday, 11th October, 2004 to Monday, 18th October, 2004, both days inclusive, during which no transfer of shares and no transfer or exercise of warrants of the Company will be effected. Subject to approval of the shareholders at the annual general meeting to be held on 18th October, 2004, the final dividend will be paid on or about 18th October, 2004 to shareholders as registered at the close of business on 18th October, 2004.

The Group's core earnings, defined as net profit excluding interest income from shareholder's loan and income from debt securities investments, increased 37% from HK$507 million to HK$693 million. This was driven by the continued strong growth in GS Superhighway and ESW Ring Road operations.

Financial year	2003	**2004**	Growth rate
GS Superhighway			
Average Daily Traffic (No. of vehicles)	155,394	**188,768**	22%
Average Daily Revenue (RMB)	5,778,931	**6,901,461**	20%
ESW Ring Road			
Average Daily Traffic (No. of vehicles)	38,930	**47,516**	22%
Average Daily Revenue (RMB)	590,053	**747,909**	27%
Phase I West			
Average Daily Traffic (No. of vehicles)	N/A	**11,459**	N/A
Average Daily Revenue (RMB)	N/A	**166,025**	N/A

The Group's balance sheet remains very strong. Net gearing (total debt less bank balances and cash, pledged bank deposits and debt securities investments to total equity) for financial year 2004 stood at 35%, compared to 104% in financial year 2003. Operating cashflow of the Group totaled HK$1,257 million in financial year 2004, a 24% increase over last year. Combined, our current favourable gearing levels and operating cashflow positions will allow for a strong platform for growth for future projects.

“ The 79-fold growth in GDP in the PRD from 1980 to 2002, and the expected continued growth in the coming years will undoubtedly benefit HHI's operations. ”

Business Review and Outlook

HHI's business strategy continues to be focused on the PRD. As far back as the early 1980's, HHI had already shown its commitment to the PRD, envisaging the need to provide a transportation backbone to support the future economic growth in the region. Since then, the growth of the PRD has been fuelled by competitive labour and production costs and the rapid development of factories for industries such as electronics, textiles, toys and more recently, automobiles. Through the creation of Closer Economic Partnership Arrangements ("CEPA"), the Pan-PRD programs, China's World Trade Organisation ("WTO") membership and the opening of the Guangzhou New Baiyun International Airport, the PRD's growth will be further enhanced. The 79-fold growth in GDP in the PRD from 1980 to 2002, and the expected continued growth in the coming years will undoubtedly benefit HHI's operations.

With the Group's interest in GS Superhighway, ESW Ring Road and Phase I West, HHI is already well into realizing its original plan of creating a Pan-PRD network.

In seeking to complete this network, the Group recently announced in July and August of 2004, the possible co-operation with our Phase I West's PRC partner for the investment in and the planning, design, construction and operation of Phases II and III of the Western Delta Route. With the completion of these phases, vehicles will be able to travel seamlessly on an expressway from the city centers of Shenzhen to Guangzhou, Shunde, Zhongshan and Zhuhai.

I continue to view the proposed Hong Kong-Zhuhai-Macau Bridge project as a vital step in the economic integration of the major cities of the PRD, and I believe that HHI is well-positioned to participate in this project.

Investor Relations and Corporate Governance

On the investor relations front, the Company is committed to better transparency of its business by providing the Group's monthly traffic and revenue information for its expressways on the Company's website, www.hopewellhighway.com. Our commitment to keeping investors and analysts abreast of the Company's business and strategy is further evidenced by the numerous conferences, meetings and conference calls we have participated in this year. Further, to expand the Company's investor base, a Level 1 American Depository Receipt program sponsored by the Company in respect of its Hong Kong listed shares was established in the United States and became effective on 26th April, 2004.

Acknowledgment

I would like to take this opportunity to thank my fellow directors, senior management team, and all staff for their hard work during this past financial year and their commitment to our platform for growth. My gratitude also goes to our shareholders, financiers and business partners for their invaluable support.

Sir Gordon Ying Sheung WU GBS, KCMG, FICE

Chairman

Hong Kong, 6th September, 2004

Management Team



1
2
3

1. **Sir Gordon Ying Sheung WU** GBS, KCMG, FICE
   Chairman
2. **Mr. Eddie Ping Chang HO**
   Vice Chairman
3. **Mr. Thomas Jefferson WU**
   Managing Director




4
5
6
7
8

4. **Mr. Alan Chi Hung CHAN**
Deputy Managing Director

5. **Ir. Leo Kwok Kee LEUNG**
Executive Director

6. **Mr. Li Jia HUANG**
Executive Director

7. **Mr. Cheng Hui JIA**
Executive Director

8. **Mr. Christopher Shih Ming IP**
Executive Director

Executive Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE

Aged 68, he has been the Chairman of the Board of the Company since July 2003. He graduated from Princeton University with a Bachelor of Science degree in Engineering in 1958. He was responsible for the Group's infrastructure projects in the PRC and has been involved in the design and construction of numerous buildings and development projects of Hopewell Holdings Limited and its subsidiaries in Hong Kong and the PRC. He is also the Chairman of Hopewell Holdings Limited, the ultimate holding company of the Company, a director of various members of the Group, and an Independent Non-Executive Director of i-Cable Communications Limited.

He is very active in civic activities, his civic duties include:

In Hong Kong

- **Member** Commission on Strategic Development of the Hong Kong SAR
- **Member** Hong Kong Logistics Development Council
- **Member** Urban Renewal Authority
- **Chairman** City University of Hong Kong Council
- **Vice President** Hong Kong Real Estate Developer's Association
- **Member** The Greater Pearl River Delta Business Council

In the PRC

- **Deputy Director** Chinese People's Political Consultative Conference - Overseas Chinese Affairs Committee
- **Director** United Nations Association of China
- **Advisor** Xiamen Special Economic Zone, Guangxi Zhuang Autonomous Region and Qinhuangdao

Sir Gordon is Fellow of The Institution of Civil Engineers and Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. He received Honorary Doctorate Degrees from The Hong Kong Polytechnic University, University of Strathclyde, UK and University of Edinburgh, UK. His other awards include:

Honorary Citizen

- The City of New Orleans, USA
- The City of Guangzhou, PRC
- The District of Shunde, PRC
- The District of Nanhai, PRC
- The City of Shenzhen, PRC
- The District of Huadu, PRC
- The Province of Quezon, the Republic of the Philippines

Awards and Honours	*Year of Award*
◦ Gold Bauhinia Star (G.B.S.) by the Hong Kong SAR	2004
◦ Leader of the Year 2003 (Business/Finance) by Sing Tao Newspaper Group	2004
◦ Personality of the Year 2003 by the Asian Freight & Supply Chain Awards	2003
◦ Knight Commander of the Order of St. Michael and St. George for Services to British Exports by the Queen of England	1997
◦ Industry All-Star by Independent Energy, USA	1996
◦ International CEO of the Year by George Washington University, USA	1996
◦ Among "the Best Entrepreneurs" by Business Week	1994
◦ Man of the Year by the International Road Federation, USA	1994
◦ Business Man of the Year by the South China Morning Post and DHL	1991
◦ Asia Corporate Leader by Asia Finance Magazine, Hong Kong	1991
◦ Chevailer De L'Ordre De La Corona by the King of Belgium	1985

Mr. Eddie Ping Chang HO

Aged 71, he has been the Vice Chairman of the Company since July 2003. He has been in charge of negotiating all joint ventures and financing for development projects in the PRC, including hotel, power plant and road infrastructure projects undertaken by the Group and the group of companies of Hopewell Holdings Limited. In addition, he has extensive experience in building and development projects in Hong Kong. He is a Honorary Citizen of Shunde District and the cities of Shenzhen and Guangzhou in the PRC. He is also the Vice Chairman and Managing Director of Hopewell Holdings Limited, the Company's ultimate holding company and a director of various members of the Group.

Mr. Thomas Jefferson WU

Aged 32, he has been a Director of the Company since January 2003 and was appointed the Managing Director in July 2003. He holds a Master of Business Administration degree from Stanford University and a Bachelor degree in Mechanical and Aerospace Engineering from Princeton University. He is responsible for strategic planning, corporate policy and overall management of the Group and has upgraded the financial and management accounting systems of the Group. He is a member of the Chinese People's Political Consultative Conference in Huadu District in the PRC. He is also the Deputy Managing Director of Hopewell Holdings Limited, the Company's ultimate holding company and currently a director of various members of the Group. He is a son of Sir Gordon Ying Sheung WU.

Mr. Alan Chi Hung CHAN

Aged 45, he has been a Director of the Company since January 2003 and was appointed the Deputy Managing Director in July 2003. He was awarded a Postgraduate Diploma in Management Studies by the City University of Hong Kong in 1989 and a Bachelor of Science degree from The Chinese University of Hong Kong in 1983. He is responsible for overall project coordination, project finance, management and administration of the expressway infrastructure and other projects in the PRC. He was an Executive Director of Hopewell Holdings Limited, the Company's ultimate holding company, for the period from 1st January, 2002 to 25th July, 2003 and is currently a director of various members of the Group.

Ir. Leo Kwok Kee LEUNG DIC, ACIArb, CMILT, FHKIHT, FIStructE, FICE

Aged 45 and an Executive Director of the Company since 3rd July, 2003, he is responsible for the planning, design, engineering and construction of projects within the Group. He graduated from Imperial College of the University of London with a Master of Science degree with Distinction in Earthquake Engineering and Structural Dynamics in 1991 and was awarded a Bachelor of Science degree with First Class Honours from the Council for National Academic Awards in Civil Engineering as well as the Institution of Civil Engineers' Prize for his outstanding undergraduate performance in 1983. He was previously in-charge of the architecture, engineering and construction of all in-house projects for 10 years with the Company's ultimate holding company, Hopewell Holdings Limited from 1993 to 2003. Before joining the Group, he worked in Singapore, Kenya, England and Hong Kong and acquired a wide range of design and construction experiences in highways, bridges, buildings, dam and tunnel structures. He is also an expert in applying slipform and climbform techniques.

Mr. Li Jia HUANG

Aged 62 and an Executive Director of the Company since 3rd July, 2003, he is responsible for overseeing the daily operation and management of GS Superhighway and is also a director of various members of the Group. He joined the ultimate holding company of the Company, Hopewell Holdings Limited, in 1996 and was responsible for the operations and management of the expressways in Guangdong Province. He was previously General Manager of Guangdong Provincial Highway Construction Company. During the years from 1961 to 1979, he held senior positions in various commissions in Zhaoqing Municipality of PRC.

Mr. Cheng Hui JIA

Aged 63 and an Executive Director of the Company since 3rd July, 2003. He is responsible for liaison and project coordination with various PRC government authorities. He was primarily engaged in the development of projects in the PRC during 18 years with the Company's ultimate holding company, Hopewell Holdings Limited. He was an Assistant to Chairman. He previously worked in aerospace research in the PRC for many years. He graduated from Harbin Industry University in 1964 with a Bachelor of Science degree.

Mr. Christopher Shih Ming IP

Aged 35 and an Executive Director of the Company since 3rd July, 2003, he is involved in the Company's corporate financing activities as well as new project development. Before joining the Group, he was the General Manager of Corporate Finance of the Company's ultimate holding company, Hopewell Holdings Limited and a vice president of mergers and acquisitions at Deutsche Bank and Morgan Stanley Dean Witter Asia Limited. He graduated from Brown University in the U.S. with a Bachelor of Arts degree and from The London Business School with a Master of Business Administration degree. He is also a director of various members of the Group.

Independent Non-Executive Directors

Mr. Philip Tsung Cheng FEI

Aged 62, he was appointed an Independent Non-Executive Director of the Company on 10th July, 2003. He was awarded a Bachelor of Architectural Engineering degree from Cheng-Kung University in Taiwan in 1962; a Bachelor of Architecture degree from North Carolina State University in 1965 and a Master of Science degree in City Planning from Pratt Institute in the U.S. in 1974. He is the managing partner at Fei & Cheng Associates, an architectural and planning firm. He has over 30 years' experience in planning and architectural projects. Prior to establishing Fei & Cheng Associates, he worked for a number of architecture firms in the U.S.

Mr. Lee Yick NAM

Aged 57, he was appointed an Independent Non-Executive Director of the Company on 10th July, 2003 and the chairman of the audit committee of the Company on 16th July, 2003. He holds a certificate in management studies from Carnegie Mellon University of U.S. in 1977. He has over 30 years' experience in the banking, investment and finance industry. He was an Executive Director of Liu Chong Hing Bank from 1990 to 2001. Prior to that, he was a Vice President at Citibank, Mellon Bank and American Express Bank. He was appointed as a member of the Hong Kong Deposit Protection Board on 1st July, 2004 and an Independent Non-Executive Director of Hopewell Holdings Limited, the ultimate holding company of the Company, on 6th September, 2004.

Mr. Kojiro NAKAHARA

Aged 63, he was appointed an Independent Non-Executive Director of the Company on 10th July, 2003. He graduated from Tokyo Mercantile Marine University in 1964 with a Bachelor degree in Marine Engineering. He joined Kanematsu Corporation in 1964 and had held senior positions in Tokyo, Singapore and Hong Kong offices. He was appointed Managing Director of Kanematsu (Hong Kong) Limited in 1996 and retired in 2000.

Mr. Gordon YEN

Aged 34, he was appointed an Independent Non-Executive Director of the Company on 10th July, 2003. He was awarded a Bachelor degree in Manufacturing Engineering from Boston University, U.S. in 1990 and a Master of Business Administration degree from McGill University, Canada in 1992. He is currently an Executive Director of Fountain Set (Holdings) Limited.

For the financial year ended 30th June, 2004, the Group's investment in GS Superhighway and ESW Ring Road achieved strong growth. As compared with the previous year, tolled traffic at the joint venture level for both expressways increased 22%, and toll revenue increased 20% and 27%, respectively. The third toll expressway project, Phase I West, commenced operation on 30th April, 2004 ahead of the original schedule and started contribution to the Group's revenue.

The continued growth in our operations has been a result of a variety of factors, all of which point to the robust economic growth of the PRD. The People's Republic of China's

Operations Review


花地大道
HUADI DADAO
南海 芳村
NANHAI FANGCUN
广州环城高速
GUANGZHOU RING EXPWY
天河 广佛高速 机场高速
TIANHE GUANGFO EXPWY AIRPORT EXPWY
黄埔 广深高速 华南快线
HUANGPU GUANGSHEN EXPWY HUANAN EXPWY
收费站
TOLL GATE
1 km
粤·X 01179

("PRC") open-door economic policy has led to initiatives such as its entry in the WTO, the creation of CEPA, the Pan-PRD programs, and the opening of the Guangzhou New Baiyun International Airport and various industrial and economic zones and seaports. These will no doubt collectively further enhance the growth of the PRD.

Today, the PRD has become one of the world's most important manufacturing centers in the world, and is increasingly becoming more competitive on a worldwide basis. As HHI's primary business focus will continue to be in the PRD, HHI aims to grow and expand our business in tandem with the region.

Earnings before interest and tax

923 HK$ million





The GS Superhighway is a 122.8 km, dual three lane closed system toll expressway. There are 18 toll stations along the route, which is fully lit and installed with computerized toll collection, surveillance, and data communication systems. GS Superhighway is a key arterial expressway in the PRD, connecting airports, ports and major cities and is the only expressway linking up Guangzhou, Dongguan, Shenzhen and Hong Kong. Both traffic flow volume and toll revenue continued to record strong growth since it opened in 1994.

Maintaining a high quality standard of expressways is of paramount importance to HHI. This year, the joint venture company completed repaving the final sections of GS Superhighway, completing a two-year program that eventually saw the repavement

Guangzhou-Shenzhen Superhighway (GS Superhighway)



of approximately 100 km of expressway. Additional toll lanes at some stations have also allowed for better throughput of traffic.

Another major program to enhance the flow of traffic completed this year was the widening from three to four lanes (each way) for a 2.7 km stretch of expressway between Hezhou and Fuyong.

Even during the implementation of these improvement works, average daily traffic still increased by 22% from 155,394 to 188,768, and average daily revenues increased by 20% from RMB 5.78 million to RMB 6.90 million, over the last financial year at the joint venture level.



PROJECT SUMMARY



Location	Guangzhou to Shenzhen, Guangdong, PRC
Length	122.8 km
Lane	Dual three lane
Class	Expressway
JV Contractual Operation Period	Jul 1997 – Jun 2027
Profit Sharing Ratio	Year 1-10 : 50% Year 11-20 : 48% Year 21-30 : 45%

In our efforts to continue to improve the safety for traffic traveling on GS Superhighway, the joint venture company continues to carry out works such as improving road lighting, installing antidazzle boards and better road signs, as well as upgrading traffic monitoring and management systems. Landscaping at interchanges along the expressway and under bridges are also being carried out to improve the aesthetics.

The Group believes that the economic growth in the PRD region, together with the continuous improvement in ancillary traffic facilities and service quality, will continue to drive the traffic and revenue growth of GS Superhighway.

Guangzhou-Shenzhen Superhighway (GS Superhighway) *continued*



GS Superhighway Joint Venture


Average Daily Toll Revenue
(RMB million)
5.78
6.90
2003
2004


Average Daily Traffic
(No. of vehicles)
155,394
188,768
2003
2004


Annual Toll Revenue
(RMB million)
2,109
2,526
2003
2004


GUANGZHOU-SHENZHEN SUPERHIG
香港大同機械企業集團成員
華大機械
WELLTEC
塑膠五金機
http://www.welltec.com
地址：香港新界
发卡车道
发卡车道
自动缴费车专用
集团

GS Superhighway Joint Venture

Average Daily Traffic
(No. of vehicles in thousand)


220
200
180
160
140
120
100
80
60
40
20
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994

Average Daily Toll Revenue
(RMB thousand)


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994

The ESW Ring Road, is a 38 km long closed system expressway with dual three lanes, 11 interchanges and computerized toll collection and surveillance and telecommunication systems. It is connected to the Guangzhou Northern Ring Road to form a ring road around the major commercial and trading centers of Guangzhou. Through the interchanges, ESW Ring Road closely connects to other nearby expressways and many major routes around Guangzhou city.

Over the past year, the ESW Ring Road continued to record robust growth. At the joint venture level, average daily tolled traffic figure was 47,516, 22% higher than last year's figures and annual toll revenue reached RMB 274 million, 27% higher than the previous financial year.

Guangzhou East-South-West Ring Road (ESW Ring Road)



ESW Ring Road Joint Venture


Average Daily Toll Revenue
(RMB thousand)
590
748
2003
2004


Average Daily Traffic
(No. of vehicles)
38,930
47,516
2003
2004


Annual Toll Revenue
(RMB million)
215
274
2003
2004

The ESW Ring Road connects with a host of additional expressways and local roads, such as the Guangzhou Southern Expressway, which will connect Guangzhou and the Nansha Development Zone, which is expected to be completed by 2005. Additional traffic will also be attracted to ESW Ring Road with the recent opening of Phase I West, which reduces traveling time from Guangzhou to Shunde from 40 minutes to approximately 10 minutes.

PROJECT SUMMARY


2



Location	Guangzhou, Guangdong, PRC
Length	38 km
Lane	Dual three lane
Class	Expressway
JV Contractual Operation Period	Jan 2002 - Dec 2031
Profit Sharing Ratio	Year 1-10 : 45.0% Year 11-20 : 37.5% Year 21-30 : 32.5%

ESW Ring Road Joint Venture

Average Daily Traffic
(No. of vehicles in thousand)


60
50
40
30
20
10
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2004
2003
2002
2001
2000
1999
1998
1997

Average Daily Toll Revenue
(RMB thousand)


1,000
900
800
700
600
500
400
300
200
100
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2004
2003
2002
2001
2000
1999
1998
1997

Phase I West is a 14.7 km closed system dual three lane expressway project. It connects the ESW Ring Road in *the north to* National Highway 105 *and* Bigui Road *in the south.*

Phase I West was opened to traffic on 30th April, 2004, 2 months ahead of schedule. The relevant authority of the Guangdong provincial government judged the Phase I West works as one of the top quality projects in the province.

Currently, Phase I West is the only expressway linking Guangzhou and Shunde. It provides a speedy transportation link and reduces the traveling time between the two cities from 40 minutes to approximately 10 minutes. Traffic flow and toll revenue have been growing strongly since operations started. Up to the end of June 2004, average daily traffic was 11,459 at the joint venture level.

Phase I of the Western Delta Route (Phase I West)



Phase I West Joint Venture

Average Daily Toll Revenue (RMB thousand)

166

2004*

Average Daily Traffic (No. of vehicles)

11,459

2004*

Annual Toll Revenue (RMB million)

10

2004*

* Operation started on 30th April, 2004 and hence the number represents 2 months' results only.



PROJECT SUMMARY



3

Location	Guangzhou to Shunde, Guangdong PRC
Length	14.7 km
Lane	Dual three lane
Class	Expressway
JV Contractual Operation Period	Sep 2003 - Sep 2033
Profit Sharing Ratio	30%



Phase I West Joint Venture

Average Daily Traffic
(No. of vehicles in thousand)



2004
40
30
20
10
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Average Daily Toll Revenue
(RMB thousand)



2004
400
300
200
100
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

The Western Delta Route comprises Phases I, II (previously referred to as Phases 2 and 3) and III. The 14.7 km Phase I West project was completed and started operations on 30th April, 2004. On 14th July, 2004, the Group conditionally amended their agreements with the PRC partner of Phase I West to invest, construct and operate Phase II of the Western Delta Route ("Phase II West"). Phase II West will be approximately 46 km length of expressway linking Shunde to Zhongshan. In addition, the Group is currently in the process of negotiating the terms of a possible co-operation with the PRC partner of Phase I West and Phase II West to also invest, construct and operate Phase III of the Western Delta Route ("Phase III West"). On completion of the Western Delta Route, an arterial expressway system directly linking Guangzhou, Nanhai, Shunde, Zhongshan and Zhuhai will be formed, creating a strategic route in that area.

Future Projects — Phases II and III of Western Delta Route



PROJECT SUMMARY


4
5

Phase II West	
Location	Shunde to Zhongshan, Guangdong, PRC
Length	Approx. 46 km
Lane	Dual three lane
Class	Expressway
JV Contractual Operation Period	Proposed 30 years from date of issue of new business licence
Profit Sharing Ratio	Proposed 50%

Phase III West	
Location	Zhongshan to Zhuhai, Guangdong, PRC
Length	Routing not confirmed yet
Lane	Dual three lane
Class	Expressway
JV Contractual Operation Period	Proposed 30 years from date of issue of new business licence
Profit Sharing Ratio	Proposed 50%

The proposed 29 km Y-shaped bridge will connect Hong Kong, Zhuhai and Macau. In the past 12 months, the Guangdong, Hong Kong SAR and Macau SAR governments formed a joint working committee to push forward and organise the related preliminary works of the project. In early 2004, the Guangdong, Hong Kong SAR and Macau SAR governments appointed the China Highway Planning and Design Institute Consultants, Inc. to undergo a feasibility study of the Hong Kong-Zhuhai-Macau bridge project. The Group believes when the project advances further, it will be in an advantageous position to take up an important role.

Hong Kong-Zhuhai-Macau Bridge Project



**Artistic impression*


6



**Artistic impression*

Group Results

Highlights:

- ***Toll revenue increased by 21% to HK$1,245 million;***
- ***Net profit increased by 38% to HK$735 million;***
- ***Net profit excluding interest income from shareholder's loan and income from debt securities investments increased 37% to HK$693 million;***
- ***Finance costs decreased by 25% to HK$151 million;***
- ***Total debt decreased by 10% to HK$5,719 million.***

For the financial year ended 30th June, 2004, toll revenue increased by 21% to HK$1,245 million from HK$1,030 million of the previous financial year, mainly due to the rise in traffic flow of the Group's expressways in the PRC. Of the total toll revenue, GS Superhighway contributed 90.8% or HK$1,130 million, ESW Ring Road contributed 8.8% or HK$110 million and Phase I West contributed 0.4% or HK$5 million since its opening on 30th April, 2004. Of the HK$215 million increase in toll revenue from the previous year, GS Superhighway contributed HK$186 million or 87%, ESW Ring Road contributed HK$24 million or 11% and Phase I West contributed HK$5 million or 2%. Other operating income was up by 31% from HK$68 million last financial year to HK$89 million this financial year, largely due to interest and investment incomes from listing proceeds. Total revenue (including toll revenue and other operating income) increased 21% from HK$1,098 million last financial year to HK$1,334 million this financial year.

Net profit increased 38% from HK$533 million last financial year to HK$735 million this financial year, mainly due to the robust growth in toll revenue, increase in other operating income and lower finance costs.

Total expenses, including toll operation expenses, depreciation and amortisation charges and general and administrative expenses increased from HK$329 million in financial year 2003 to HK$411 million in financial year 2004, mainly due to higher repair and maintenance expenses and administrative expenses, and an increase in depreciation and amortisation charges. Since, under the Group's accounting policies, depreciation and amortisation charges of toll roads and additional investment costs are calculated based on the ratio of actual traffic volume compared to the total expected traffic volume over the remaining period of respective jointly controlled entities, depreciation and amortisation charges were higher by HK$43 million this financial year due to the stronger than expected growth of traffic flow. Given the lower interest rate environment and repayment of bank loans by the Group from listing proceeds, finance costs decreased 25% from HK$201 million to HK$151 million. The Group's effective income tax rate decreased from 4.3% to 2.9%. Income tax expenses decreased by 11% from HK$25 million to HK$22 million.

Liquidity and Financial Resources

During the year, the Group repaid HK$561 million of bank loans and HK$543 million of amounts due to the holding companies. As a result of the stable cash flow generated from its assets and the increased shareholders' funds after listing, the Group improved its total debt to total assets ratio, from 51% in financial year 2003 to 37% in financial year 2004. The Group also improved its net debt to total equity ratio from 104% in financial year 2003 to 35% in financial year 2004.

The Group applies prudent treasury policies in financial and funding management. Liquidity and financial resources are reviewed on a regular basis to minimise the cost of funding and enhance the return on financial assets.

The Group's gearing structure is set out as follows:

	At 30th June	
	2003 HK$ million	**2004** **HK$ million**
Equity	5,846 (1)	**9,180**
Total Debt	6,380 (1)	**5,719**
Total Net Debt (2)	6,079	**3,255**
Total Assets	12,487	**15,338**
Total Debt / Total Assets	51%	**37%**
Net Debt / Total Equity	104%	**35%**

Notes:
(1) Assumes HK$4,500 million of the amount due to holding company was capitalised as equity on 30th June, 2003;
(2) Net debt is defined as total debt less bank balances and cash, pledged bank deposits and debt securities investments.

The maturity profile of the Group's bank borrowings at 30th June, 2004 as compared with that at 30th June, 2003 is shown as follows:



The Group (Unconsolidated)
The Joint Venture (Proportionately shared)
43%
57%
0%
6%
44%
50%
4%
31%
65%
Less than one year
Over one year
Less than one year
2 - 5 years
Over 5 years
At 30th June, 2003
At 30th June, 2004
At 30th June, 2003
At 30th June, 2004

	At 30th June, 2003	At 30th June, 2004	At 30th June, 2003	At 30th June, 2004
Bank loans *(HK$ million)*	372	–	4,621	**4,786**

The Group has no unconsolidated bank borrowings at 30th June, 2004 (30th June, 2003: HK$372 million). The Joint Venture companies' borrowings are denominated in US dollars and Renminbi and carry floating interest rates.

The Group's average interest rate for proportionately shared bank loans for the financial year 2004 was 2.5% (2003: 2.7%) per annum.

Charges on Assets

During the year, 65% of the toll fee collection right of West Route JV and certain of its assets were pledged to banks to secure general banking facilities granted to the jointly controlled entity. Details of the charges on assets are set out in note 35 to the financial statements.

Capital Commitments

Details of capital commitments are set out in note 34 to the financial statements.

Contingent Liabilities

During the year, there was no material change in contingent liabilities of the Group.

The directors have pleasure in presenting their annual report on the affairs of the Company and the Group together with the audited financial statements for the year ended 30th June, 2004.

Principal Activities

The principal activity of the Company is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in the People's Republic of China ("PRC") through its jointly controlled entities established in the PRC.

Results

The results of the Group for the year ended 30th June, 2004 are set out in the consolidated income statement on page 39.

Dividends

The directors recommended the payment of a final dividend of HK12.5 cents (2003: Nil) per share which, together with the interim dividend of HK10 cents (2003: Nil) per share paid on 25th March, 2004, will result in total dividends for the year of HK22.5 cents per share (2003: Nil) same as the intended amount to be recommended by the Board of Directors as stated in the prospectus dated 28th July, 2003 of the Company. The dividends proposed have been accounted for in the financial statements.

Major Projects and Events

Details regarding major projects undertaken by the Group and events that have taken place during the year under review are incorporated under the section "Operations Review" as set out on pages 14 to 25.

Share Capital

Particulars of share capital of the Company during the year are set out in note 21 to the financial statements.

Reserves

Movements in reserves of the Group during the year are set out in Consolidated Statement of Changes in Equity and note 22 to the financial statements.

Donations

Donations made by the Group during the year for charitable and other purposes amounted to HK$1,000,000.

Fixed Assets

Movements in property and equipment of the Group during the year are set out in note 12 to the financial statements.

Major Customers and Suppliers

The principal business of the Group is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in the PRC. There are no major customers and suppliers in view of the nature of the Group's business.

Purchase, Sale or Redemption of Shares

There was no purchase, sale or redemption by the Company or any of its subsidiaries of shares in the Company during the year except pursuant to the corporate reorganisation prior to the listing of the shares of the Company.

Directors

The Directors of the Company as at the date of the report are listed on page 36 of the annual report. In accordance with the Company's Articles of Association, Sir Gordon Ying Sheung WU, Messrs. Eddie Ping Chang HO, Thomas Jefferson WU and Alan Chi Hung CHAN will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. Changes and designation of directors during the year are as follow:

Sir Gordon Ying Sheung WU	(appointed as Executive Director and Chairman on 3rd July, 2003)
Mr. Eddie Ping Chang HO	(appointed as Executive Director and Vice Chairman on 3rd July, 2003)
Mr. Thomas Jefferson WU	(designated Managing Director on 3rd July, 2003)
Mr. Alan Chi Hung CHAN	(designated Deputy Managing Director on 3rd July, 2003)
Ir. Leo Kwok Kee LEUNG	(appointed as Executive Director on 3rd July, 2003)
Mr. Li Jia HUANG	(appointed as Executive Director on 3rd July, 2003)
Mr. Cheng Hui JIA	(appointed as Executive Director on 3rd July, 2003)
Mr. Christopher Shih Ming IP	(appointed as Executive Director on 3rd July, 2003)
Mr. Philip Tsung Cheng FEI	(appointed as Independent Non-Executive Director on 10th July, 2003)
Mr. Lee Yick NAM	(appointed as Independent Non-Executive Director on 10th July, 2003)
Mr. Kojiro NAKAHARA	(appointed as Independent Non-Executive Director on 10th July, 2003)
Mr. Gordon YEN	(appointed as Independent Non-Executive Director on 10th July, 2003)

Profile of Directors

Profile of Directors of the Company as at the date of the report are set out on pages 10 to 13.

Senior Management

Ms. Rebecca Kai Ching LEE, aged 34, Qualified Accountant, was appointed as the Project Finance Manager of the Company since January 2004. She is responsible for overseeing the financial management and accounting functions as well as the financial reporting of the Company and its subsidiaries. She is an Associate of Hong Kong Society of Accountants and a Fellow of Association of Chartered Certified Accountants.

Various businesses of the Group are respectively under the direct responsibility of the Executive Directors of the Company who are also regarded as members of the Group's senior management.

Directors' Interest in Contracts of Significance

No contracts of significance to which the Company or any of its subsidiaries was a party or were parties and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 30th June, 2004, the interests and short positions of the directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") were as follows:

(A) the Company[(i)]

		Underlying shares of Equity derivatives[(ii)] (i.e. Warrants)					
Directors	*Shares*	*Personal interests (held as beneficial owner)*	*Family interests (interests of spouse or child under 18)*	*Corporate interests[(iii)] (interests of controlled corporation)*	*Other interests*	*Total interests*	*% of issued share capital*
Gordon Ying Sheung WU	300,000 [(iv)]	6,249,403	2,191,000 [(iv)]	11,124,999	3,068,000 [(v)]	22,933,402	0.80%
Eddie Ping Chang HO	–	1,936,000	24,600	205,000	–	2,165,600	0.08%
Thomas Jefferson WU	100,000 [(vi)]	2,435,000	–	82,000	–	2,617,000	0.09%
Leo Kwok Kee LEUNG	–	1,000	–	–	–	1,000	0.00%
Kojiro NAKAHARA	–	1,067	–	–	–	1,067	0.00%

Notes:

(i) All interests in the shares and underlying shares of equity derivatives of the Company were long positions. None of the directors or chief executives held any short position in the shares and underlying shares of equity derivatives of the Company.

(ii) All interests in underlying shares of equity derivatives of the Company were interests in warrants of the Company which conferred rights to subscribe for shares at an initial subscription price per share equivalent to the initial public offer price of the shares of HK$4.18 (subject to adjustment) exercisable during a period of 3 years commencing on 6th August, 2003.

(iii) These corporate interests were beneficially owned by a company in which the relevant director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iv) The interests in 300,000 shares and 2,191,000 underlying shares of warrants were interests held by Lady Ivy Sau Ping KWOK WU ("Lady Ivy WU"), the wife of Sir Gordon Ying Sheung WU ("Sir Gordon WU").

(v) The other interests in 3,068,000 underlying shares of warrants represented the interests held jointly by Sir Gordon WU and Lady Ivy WU.

(vi) The interests in 100,000 shares represented beneficial interests of Mr. Thomas Jefferson WU.

(B) Associated Corporations

(a) Hopewell Holdings Limited ("HHL")

Directors	HHL Shares				Underlying shares of Equity derivatives[ii] (i.e. Share options)	Total interests	% of issued share capital
	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests[i] (interests of controlled corporation)	Other interests			
Gordon Ying Sheung WU	63,494,032	21,910,000[iii]	111,250,000	30,680,000	8,000,000	235,334,032	26.62%
Eddie Ping Chang HO	25,360,000	246,000	2,050,000	–	–	27,656,000	3.13%
Thomas Jefferson WU	24,450,000	–	820,000	–	2,400,000	27,670,000	3.13%
Kojiro NAKAHARA	10,671	–	–	–	–	10,671	0.00%
Leo Kwok Kee LEUNG	10,000	–	–	–	–	10,000	0.00%
Lee Yick NAM	90,000	–	–	–	–	90,000	0.01%
Alan Chi Hung CHAN	–	–	–	–	1,000,000	1,000,000	0.11%
Cheng Hui JIA	–	–	–	–	800,000	800,000	0.09%

Notes:

(i) The corporate interests of HHL shares were beneficially owned by a company in which the relevant director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(ii) The interests in underlying shares of equity derivatives represented interests in HHL share options granted to directors of the Company under the share option scheme of HHL adopted on 11th October, 1994 (which had been terminated, but all outstanding options granted prior to the termination remain in full force and effect) to subscribe for HHL shares, further details of which are set out below:

Directors	Date of grant	Number of share options outstanding	Exercise price per share HK$	Period during which share options are exercisable
Gordon Ying Sheung WU	09/09/2003	8,000,000	9.55	09/03/2004 – 09/09/2008
Thomas Jefferson WU	03/04/2002	2,400,000	6.15	03/10/2002 – 02/10/2005
Alan Chi Hung CHAN	02/04/2002	1,000,000	6.15	02/10/2002 – 01/10/2005
Cheng Hui JIA	02/04/2002	800,000	6.15	02/10/2002 – 01/10/2005

(iii) The family interests in 21,910,000 HHL shares represented the interests of Lady Ivy Sau Ping KWOK WU, the wife of Sir Gordon Ying Sheung WU.

(b) Guangzhou-Shenzhen Superhighway (Holdings) Ltd. ("GSSH")

(i) Mr. Thomas Jefferson WU beneficially owned through companies controlled by him the $9\frac{7}{8}$% Notes due 2004 (which matured on 15th August, 2004) for a face amount of US$4,850,000 issued by GSSH.

(ii) Mr. Lee Yick NAM beneficially owned the $9\frac{7}{8}$% Notes due 2004 (which matured on 15th August, 2004) for a face amount of US$400,000 issued by GSSH.

All the above interests in the shares, underlying shares of equity derivatives and debentures of associated corporations were long positions.

Save as aforesaid, as at 30th June, 2004, none of the directors or chief executives had any other interests or short position in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Retirement and Pension Plan

To comply with the statutory requirements of the Mandatory Provident Fund ("MPF") Scheme Ordinance, the Group has set up the MPF Scheme. Mandatory contributions to this scheme is made by both the employer and employees at 5% of the employees' monthly relevant income capped at HK$20,000. During the year, the Group made contribution to the MPF Scheme amounted to approximately HK$331,000.

Share Options

The share option scheme of the Company was approved by the written resolutions of the then sole shareholder of the Company passed on 16th July, 2003 and approved by shareholders of Hopewell Holdings Limited at an extraordinary general meeting held on 16th July, 2003 (the "Option Scheme"). The purpose of the Option Scheme is to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the Group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the Group; (iii) any consultants, professional and other advisers to each member of the Group; (iv) any chief executives, or substantial shareholders of the Company; (v) any associates of director, chief executive or substantial shareholder of the Company; and (vi) any employees of substantial shareholder of the Company or for such other purposes as the Board of Directors may approve from time to time.

Under the Option Scheme, the maximum number of shares in the Company which may be issued upon exercise of all options to be granted under the Option Scheme and any other share option scheme of the Company will not exceed 10% of the total number of shares of the Company in issue immediately following completion of the initial public offering, unless a fresh approval of shareholders of the Company is obtained. The maximum entitlement of each participant under the Option Scheme in any 12-month period must not exceed 1% of the issued share capital of the Company. As at the date of this report, a total of 288,000,000 shares (representing 9.998% of the issued share capital of the Company) are available for issue under the Option Scheme.

The period during which an option may be exercised will be determined by the Board of Directors of the Company in its discretion and shall expire not later than 10 years after the date of grant. An option is open for acceptance for a period of 28 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option.

The exercise price for an option shall be such price as the Board of Directors of the Company may in its absolute discretion determine and notified to a participant. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant, being the date on which the offer is accepted (or, if such date is not a business day, the next following business day ("Grant Date")); (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the Grant Date; and (c) the nominal value of a share in the Company.

The Option Scheme will expire on 15th July, 2013. No option was granted by the Company since the adoption of the Option Scheme.

Arrangements to Acquire Shares or Debentures

At no time during the year ended 30th June, 2004 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right, save as the warrants disclosed in the previous section headed "Directors' Interest in Shares, Underlying Shares and Debentures – the Company".

Employees and Remuneration Policies

As at 30th June, 2004, the Group had a total of 42 full-time staff, with 36 in Hong Kong and 6 in the PRC. We provide competitive remuneration packages to our employees based on the market situation and individual performance. Besides, we also provide various fringe benefits including medical and personal accident insurance coverage. To maintain the efficiency of our staff, training programs are conducted on an ongoing basis throughout the Group aiming at improving employee productivity.

Service Contracts of Directors

No directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation). All the independent non-executive directors of the Company are appointed for a fixed period but subject to retirement by rotation at the annual general meetings of the Company in accordance with the Company's Articles of Association.

Management Contracts

No contracts of significance concerning the management and administration of the whole or any substantial part of any business of the Company were entered into during the year or subsisted at the end of the year.

Substantial Shareholders

As at 30th June, 2004, to the best knowledge of the directors, the interests of persons (other than directors and chief executives of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Name	Capacity	Number of Shares (corporate interests)	% of issued share capital
Anber Investments Limited	Beneficial owner	2,160,000,000 (i)	74.985%
Delta Roads Limited	Interests of controlled corporation	2,160,000,000 (i)	74.985%
Dover Hills Investments Limited	Interests of controlled corporation	2,160,000,000 (i)	74.985%
Supreme Choice Investments Limited	Interests of controlled corporation	2,160,000,000 (i)	74.985%
Hopewell Holdings Limited	Interests of controlled corporation	2,160,000,000 (i)	74.985%

Note:

(i) The 2,160,000,000 shares were held by Anber Investments Limited, a wholly-owned subsidiary of Delta Roads Limited which was wholly-owned by Dover Hills Investments Limited. The latter was in turn 100% owned by Supreme Choice Investments Limited, a wholly-owned subsidiary of Hopewell Holdings Limited. The interests of Anber Investments Limited, Delta Roads Limited, Dover Hills Investments Limited, Supreme Choice Investments Limited and Hopewell Holdings Limited were long positions, represented the same block of shares and were deemed under the SFO to have same interests with each other.

Save as disclosed above, the Company has not been notified of any other interests or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under Section 336 of the SFO as at 30th June, 2004.

Pre-emptive Rights

There are no provision for pre-emptive rights under the Company's Articles of Association or the laws of the Cayman Islands, which would oblige the Company to offer new shares on pro-rata basis to existing shareholders.

Code of Best Practice

The Company has complied with The Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules") throughout the year ended 30th June, 2004 since its listing on the Stock Exchange on 6th August, 2003.

Audit Committee

The Company has established an audit committee on 16th July, 2003 with written terms of reference which deal clearly with its authority and duties in compliance with The Code of Best Practice as set out in Appendix 14 of the Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control system of the Group. The audit committee comprises three Independent Non-Executive Directors, namely Mr. Lee Yick NAM, the chairman of the committee, Mr. Kojiro NAKAHARA and Mr. Philip Tsung Cheng FEI. The audit committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing and financial reporting matters including the review of unaudited interim financial statements and the audited annual financial statements.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

Post Balance Sheet Events

Details of subsequent events are set out in note 37 to the financial statements.

Auditors

A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board

Sir Gordon Ying Sheung WU GBS, KCMG, FICE

Chairman

Hong Kong, 6th September, 2004

Board of Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman
Mr. Eddie Ping Chang HO
Vice Chairman
Mr. Thomas Jefferson WU
Managing Director
Mr. Alan Chi Hung CHAN
Deputy Managing Director
Ir. Leo Kwok Kee LEUNG
Mr. Li Jia HUANG
Mr. Cheng Hui JIA
Mr. Christopher Shih Ming IP
Mr. Philip Tsung Cheng FEI#
Mr. Lee Yick NAM#
Mr. Kojiro NAKAHARA#
Mr. Gordon YEN#

Independent Non-Executive Directors

Audit Committee

Mr. Lee Yick NAM
Chairman
Mr. Kojiro NAKAHARA
Mr. Philip Tsung Cheng FEI

Company Secretary

Mr. Peter Yip Wah LEE

Registered Office

P.O. Box 309GT,
Ugland House, South Church Street,
George Town, Grand Cayman,
Cayman Islands

Principal Place of Business

Room 64-02,
64th Floor, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068, (852) 2861 0177

Solicitors

Woo, Kwan, Lee & Lo

Auditors

Deloitte Touche Tohmatsu

Principal Bankers+

Agricultural Bank of China, Hong Kong Branch
Bank of China (Hong Kong) Limited
Bank of China, Guangdong Branch
China Construction Bank, Guangdong Branch
The Hongkong and Shanghai Banking Corporation Limited
Industrial and Commercial Bank of China (Asia) Limited

+ *names arranged in alphabetical order*

Cayman Islands Share and Warrant Registrar and Transfer Office

Bank of Bermuda (Cayman) Limited
P.O. Box 513 G.T., Strathvale House,
North Church Street, George Town,
Grand Cayman, Cayman Islands

Hong Kong Share and Warrant Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong
Tel : (852) 2862 8628
Fax : (852) 2529 6087

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code : 737)
Warrants (Stock Code : 951)

American Depositary Receipt

CUSIP No.	439554106
Trading Symbol	HHILY
ADR to share ratio	1:10
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations

ir@hopewellhighway.com

Web Page

www.hopewellhighway.com

Financial Report

Deloitte.
德勤

TO THE MEMBERS OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED
合和公路基建有限公司
(incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 39 to 72 which have been prepared in accordance with International Financial Reporting Standards.

Respective Responsibilities of Directors and Auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Group as at 30th June, 2004 and of its profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
6th September, 2004

Consolidated Income Statement

For the year ended 30th June, 2004

	Notes	2003 HK$'000	**2004 HK$'000**
Turnover	3	1,030,350	**1,244,950**
Other operating income	4	68,055	**89,188**
Toll operation expenses		(87,803)	**(109,158)**
Depreciation and amortisation charges		(186,310)	**(229,317)**
General and administrative expenses		(54,864)	**(72,658)**
Profit from operations	5	769,428	**923,005**
Finance costs	6	(200,628)	**(150,797)**
Profit before tax		568,800	**772,208**
Income tax expense	7	(24,740)	**(22,071)**
Profit after tax		544,060	**750,137**
Minority interests		(10,981)	**(15,362)**
Profit for the year		533,079	**734,775**
Dividends	8	–	**648,131**
		HK cents	**HK cents**
Earnings per share	9		
– Basic		24.68	**26.15**
– Diluted		N/A	**26.11**

Consolidated Balance Sheet

At 30th June, 2004

	Notes	2003 HK$'000	**2004** **HK$'000**
ASSETS			
Non-current Assets			
Property and equipment	12	9,000,553	**9,678,199**
Additional investment cost in jointly controlled entities	13	1,900,258	**1,860,952**
Investment in toll road project under development	15	151,237	**37,889**
Loans to jointly controlled entities	16	1,014,416	**1,149,731**
Investments in securities - matured over one year	17	–	**711,398**
		12,066,464	**13,438,169**
Current Assets			
Inventories		1,928	**2,269**
Other receivables, deposits and prepayments		71,406	**82,666**
Interest receivable from a joint venture partner	18	45,813	**63,001**
Investments in securities – matured within one year	17	–	**1,046,195**
Pledged bank deposits	19	117,983	**319,211**
Bank balances and cash	19	183,310	**386,645**
		420,440	**1,899,987**
Total Assets		12,486,904	**15,338,156**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	21	312	**288,059**
Reserves	22	1,346,169	**8,891,708**
		1,346,481	**9,179,767**
Minority Interests		29,714	**32,239**
Non-current Liabilities			
Bank and other loans – due after one year	23	4,662,467	**4,710,522**
Loans from joint venture partners	24	719,502	**837,512**
Amounts due to holding companies	25	5,043,452	**–**
Deferred tax liabilities	26	116,405	**138,289**
		10,541,826	**5,686,323**

Consolidated Balance Sheet (continued)

At 30th June, 2004

	Notes	2003 HK$'000	**2004 HK$'000**
Current Liabilities			
Other payables, accruals and deposits received		53,425	**188,673**
Bank and other loans – due within one year	23	426,406	**170,823**
Interest payable to a jointly controlled entity	27	55,599	**77,364**
Other interests payable – due within one year	28	33,403	**2,967**
Tax liabilities		50	**–**
		568,883	**439,827**
Total Liabilities		11,110,709	**6,126,150**
Total Equity and Liabilities		12,486,904	**15,338,156**

Thomas Jefferson WU
DIRECTOR

Christopher Shih Ming IP
DIRECTOR

Consolidated Statement of Changes in Equity

For the year ended 30th June, 2004

	Share capital HK$'000	Share premium HK$'000	Statutory reserves HK$'000 (note 22)	Translation reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st July, 2002	312	–	22,884	22,580	–	775,324	821,100
Exchange loss on operations outside Hong Kong (not recognised in the income statement)	–	–	–	(7,698)	–	–	(7,698)
Profit for the year	–	–	–	–	–	533,079	533,079
Appropriation of retained profits	–	–	33,580	–	–	(33,580)	–
Balance at 30th June, 2003	312	–	56,464	14,882	–	1,274,823	1,346,481
Exchange loss on operations outside Hong Kong (not recognised in the income statement)	–	–	–	(5,794)	–	–	(5,794)
Shares issued at premium on placing and public offer	72,000	2,937,600	–	–	–	–	3,009,600
Shares issued at premium on exercise of warrants	59	2,407	–	–	–	–	2,466
Share issue expenses	–	(119,717)	–	–	–	–	(119,717)
Capitalisation of amount due to immediate holding company	215,688	4,284,312	–	–	–	–	4,500,000
Profit for the year	–	–	–	–	–	734,775	734,775
Interim dividend paid	–	–	–	–	–	(288,044)	(288,044)
Appropriation of retained profits	–	–	20,096	–	–	(20,096)	–
Amount set aside for dividend payments for year ended 30th June, 2004	–	–	–	–	360,087	(360,087)	–
Balance at 30th June, 2004	**288,059**	**7,104,602**	**76,560**	**9,088**	**360,087**	**1,341,371**	**9,179,767**

Consolidated Cash Flow Statement

For the year ended 30th June, 2004

	2003 HK$'000	**2004** **HK$'000**
Operating Activities		
Profit before tax	568,800	**772,208**
Adjustments for:		
Interest expenses	199,729	**150,760**
Interest income	(49,893)	**(115,950)**
Exchange losses, net	1,236	**3,183**
Depreciation and amortisation charges	186,310	**229,317**
Property and equipment written-off	–	**7**
Amortisation of premium on acquisition of held-to-maturity debt securities	–	**48,087**
Operating cash flows before movements in working capital	906,182	**1,087,612**
Decrease (increase) in inventories	3,136	**(341)**
Decrease in other receivables, deposits and prepayments	92,112	**25,654**
Increase in other payables, accruals and deposits received	4,036	**135,248**
Cash generated from operations	1,005,466	**1,248,173**
Interest received	6,369	**8,837**
Income taxes paid	(235)	**(237)**
Net Cash from Operating Activities	1,011,600	**1,256,773**
INVESTING ACTIVITIES		
Purchases of property and equipment	(96,265)	**(811,115)**
Proceeds on disposal of property and equipment	4,313	**–**
Additional investment cost in jointly controlled entities	(3,109)	**–**
Repayment of additional investment cost in jointly controlled entities	5,057	**–**
Repayment of investment in toll road project under development	270,966	**–**
Additions of loans to a jointly controlled entity	–	**(81,706)**
Repayment of loans to jointly controlled entities	220,876	**16,001**
Acquisition of held-to-maturity debt securities	–	**(2,091,378)**
Redemption of held-to-maturity debt securities	–	**243,828**
Interest received from held-to-maturity debt securities	–	**72,095**
Increase in pledged bank deposits	(56,370)	**(201,228)**
Net Cash from (used in) Investing Activities	345,468	**(2,853,503)**
Financing activities		
Net proceeds from issue of shares	–	**2,892,349**
New bank and other loans raised	240,210	**353,250**
Additions of loans from joint venture partners	–	**138,474**
Repayment of bank and other loans	(576,727)	**(560,778)**
Repayment of loans from joint venture partners	(26,799)	**(20,762)**
Repayment to holding companies	(667,859)	**(543,452)**
Interest paid	(178,664)	**(158,135)**
Interim dividend paid	–	**(288,044)**
Dividends paid to minority shareholder	–	**(12,837)**
Net Cash (used in) from Financing Activities	(1,209,839)	**1,800,065**
Net Increase in Cash and Cash Equivalents	147,229	**203,335**
Cash and Cash Equivalents at Beginning of the Year	36,206	**183,310**
Effect of Foreign Exchange Rate Changes	(125)	**–**
Cash and Cash Equivalents at End of the Year		
Bank balances and cash	183,310	**386,645**

1. Corporate Reorganisation and Basis of Preparation of Financial Statements

The Company was incorporated on 14th January, 2003 as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company's ultimate holding company is Hopewell Holdings Limited, a public limited liability company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. Details of the principal activities of the principal subsidiaries and jointly controlled entities are set out in notes 32 and 14, respectively.

Pursuant to a group reorganisation (the "Corporate Reorganisation") to rationalise the structure of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") in preparation for the listing of the Company's shares (the "Listing") on the Stock Exchange, the Company became the holding company of the Group on 30th June, 2003.

On 23rd July, 2003, 2,156,879,750 shares of HK$0.1 each were allotted and issued, credited as fully paid at par, on capitalisation of the sum of HK$4,500 million due to the immediate holding company of the Company (the "Capitalisation Issue").

On 5th August, 2003, 720,000,000 new shares of the Company of HK$0.1 each were issued at HK$4.18 per share for cash through an initial public offering by way of placing and public offer.

The shares of the Company have been listed on the Stock Exchange with effect from 6th August, 2003.

The Group resulting from the Corporate Reorganisation is regarded as a continuing entity. Accordingly, the consolidated balance sheet at 30th June, 2003 has been prepared using the principles of merger accounting.

The consolidated income statement for the year ended 30th June, 2003 has been prepared on a combined basis as if the current structure had been in existence throughout that year.

The measurement currency of the operations of the Group's jointly controlled entities is Renminbi ("RMB"). However, the financial statements of the Group are presented in Hong Kong dollars as the directors consider this presentation is more useful for its current and potential investors.

2. Significant Accounting Policies

The financial statements have been prepared under the historical cost convention and in accordance with International Financial Reporting Standards. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries and jointly controlled entities made up to each balance sheet date.

The results of operation of subsidiaries and share attributable to minority interests are accounted for in the consolidated income statement. The results of operation of jointly controlled entities are accounted for by proportionate consolidation as described below.

2. Significant Accounting Policies *(continued)*

Subsidiaries

Subsidiaries are those entities in which the Company has control over the operations. Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

Interests in jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using proportionate consolidation based on the profit-sharing ratios specified in the relevant joint venture agreements. The Group's share of the income, expenses, assets and liabilities, of jointly controlled entities, other than the transactions and balances between the Group and jointly controlled entities, are consolidated with the equivalent items in the consolidated financial statements on a line-by-line basis. Transactions and balances between the Group and the jointly controlled entities are eliminated to the extent of the Group's share of the relevant income, expenses, receivables and payables of the jointly controlled entities. Unrealised profits and losses arising on transactions with the jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred.

Additional investment cost in jointly controlled entities

The Group has incurred additional development expenditure for the construction and development of the toll roads operated by the jointly controlled entities ("Additional Development Cost"), which were not accounted for by those entities. On proportionate consolidation, a portion of such costs, calculated based on the Group's interest in the jointly controlled entities, is included in the costs of toll roads. The remainder of such costs is carried as additional investment cost in jointly controlled entities and is amortised on the same basis adopted by the relevant jointly controlled entities in depreciating their toll roads.

On disposal of a jointly controlled entity, the attributable amount of unamortised Additional Development Cost is included in the determination of the profit or loss on disposal.

Property and equipment

Property and equipment other than construction in progress are stated at cost less accumulated depreciation and impairments losses, where appropriate. Improvements are capitalised while repairs and maintenance are charged to the income statement as incurred.

Construction in progress is not depreciated until the construction of the related assets is completed.

The cost of toll roads includes the Group's proportionate share of (i) the construction costs of the toll roads recorded in the jointly controlled entities' financial statements and (ii) the Additional Development Cost. The balance of the Additional Development Cost not included in the costs of toll roads has been presented separately as additional investment cost in jointly controlled entities.

2. Significant Accounting Policies *(continued)*

Property and equipment *(continued)*

Depreciation of toll roads is calculated to write off their costs, commencing from the date of commencement of commercial operation of the toll roads, based on the ratio of actual traffic volume compared to the total expected traffic volume over the remaining period of respective jointly controlled entities as estimated by management or by reference to traffic projection reports prepared by independent traffic consultants.

Depreciation of other property and equipment is calculated to write off their costs over their estimated useful lives, using the straight-line method, at 20% per annum.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Revenue recognition

Toll fee income from the operation of toll roads is recognised at the time of usage and when the tolls are received.

Interest income from capital contributed and loans made to jointly controlled entities is recognised based on the applicable interest rates set out in the joint venture agreements.

Other interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Rental income, which consists primarily of income from lease of spaces underneath the toll road and renting of machinery and equipment to local contractors, is recognised on a straight-line basis over the term of the relevant leases.

Leasing

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant leases.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are included in net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong and the jointly controlled entities are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2. Significant Accounting Policies *(continued)*

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending for their expenditure on qualifying assets is deducted from the cost of those assets.

All other borrowing costs are recognised in net profit or loss in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. Payments made to retirement benefit schemes are dealt with as payments to defined contribution plans where the obligations under the schemes of the Group and the jointly controlled entities are equivalent to those arising in a defined contribution retirement benefit plan.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in jointly controlled entities, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

2. Significant Accounting Policies *(continued)*

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of an asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the assets.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories, representing materials, spare parts and other consumable stores, are stated at cost less allowance for obsolescence, if necessary. Cost comprises all costs of purchases and other costs that have been incurred in bringing the inventories to their present location and condition and is calculated using the first in, first out method.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group has become a party to the contractual provisions of the instrument.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Other receivables, deposits and prepayments

Other receivables, deposits and prepayments are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Bank and other loans

Interest-bearing bank and other loans are recorded at the proceeds received, net of direct issue costs. Finance charges are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Notes to the Financial Statements (continued)

For the year ended 30th June, 2004

2. Significant Accounting Policies *(continued)*

Other payables, accruals and deposits received

Other payables, accruals and deposits received are stated at their nominal value.

3. Turnover and Segment Information

Turnover represents the Group's proportionate share of the jointly controlled entities' toll fee income received and receivable from the operations of toll roads, net of business tax.

The Group has only one business segment, namely the development, operation and management of toll roads in the People's Republic of China (the "PRC") through its jointly controlled entities established in the PRC.

No geographical segment analysis is presented as management considers that the Group has only one single geographical segment.

4. Other Operating Income

	2003 HK$'000	**2004** **HK$'000**
Interest income from:		
A jointly controlled entity	25,766	**18,688**
A joint venture partner	17,758	**17,166**
Bank deposits	6,369	**8,837**
Held-to-maturity debt securities (after netting off of amortisation of premium on acquisition of held-to-maturity debt securities of approximately HK$48,087,000 (2003: nil))	–	**23,172**
Rental income	5,891	**1,875**
Reimbursement of operating expenses from jointly controlled entities	3,238	**4,400**
Other income	9,033	**15,050**
	68,055	**89,188**

5. Profit from Operations

	2003 HK$'000	**2004 HK$'000**
Profit from operations has been arrived at after charging:		
Auditors' remuneration		
Current year	744	**1,009**
Underprovision in prior year	–	**9**
	744	**1,018**
Directors' emoluments (note 11)	2,682	**14,047**
Exchange losses, net	1,236	**3,183**
Other staff costs (excluding directors)	46,001	**56,359**
Amortisation of additional investment cost in jointly controlled entities	32,102	**39,306**
Depreciation of:		
Toll roads	150,031	**185,336**
Other property and equipment	4,177	**4,675**
Property and equipment written-off	–	**7**

6. Finance Costs

	2003 HK$'000	**2004 HK$'000**
Interest on:		
Bank loans	173,005	**125,104**
Loan from a jointly controlled entity	21,653	**20,681**
Loan from a joint venture partner	297	**298**
Other loan wholly repayable within five years	4,774	**4,677**
	199,729	**150,760**
Other financial expenses	899	**37**
Total borrowing costs	200,628	**150,797**

7. Income Tax Expense

	2003 HK$'000	**2004** **HK$'000**
PRC income tax	235	**237**
Overprovision of income tax in prior year	–	**(50)**
Deferred taxation (note 26)	24,505	**21,884**
	24,740	**22,071**

No provision for Hong Kong Profits Tax has been made as there was no assessable profit derived from or arising in Hong Kong.

Pursuant to relevant laws and regulations in the PRC, the Group's jointly controlled entities are entitled to certain exemption and relief from PRC income tax. The normal tax rate applicable to the taxable income of a foreign investment enterprise in the PRC is 33%, comprising the standard national tax rate of 30% and the local tax rate of 3%.

Pursuant to an approval from the Guangdong Tax Bureau, the rate of foreign enterprise income tax payable by 廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV"), a jointly controlled entity of the Group, in respect of its income arising from the operation of toll roads and related service facilities (excluding hotels and entertainment facilities) is 15% and GS Superhighway JV is entitled to a five year exemption from foreign enterprise income tax for such income commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the following five years, it will enjoy a 50% reduction in the rate of income tax payable in respect of such income. Pursuant to another approval from the Guangdong Tax Bureau, GS Superhighway JV is also exempt from paying a local income tax (currently set at a rate of 3%) in respect of income arising from the operation of toll road and related service facilities for ten years commencing from the first profit-making year. The first year for which GS Superhighway JV recorded profits for PRC tax purposes was the year ended 31st December, 2000.

Pursuant to an approval from the Guangzhou branch of the State Tax Bureau, the rate of foreign enterprise income tax payable by 廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), another jointly controlled entity of the Group, in respect of its income arising from the operation of toll road is 15%. Pursuant to an approval from the Guangzhou Municipal Government, Ring Road JV is entitled to a five year exemption from foreign enterprise income tax for income arising from the operation of toll road commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the following five years, it will enjoy a 50% reduction in the rate of foreign enterprise income tax payable. In respect of income arising from toll operations and related service facilities, Ring Road JV is also exempted from paying a local income tax (currently set at a rate of 3%) for ten years commencing from the first profit-making year. Because Ring Road JV has not yet recorded profits for PRC tax purposes, the exemptions from paying foreign enterprise income tax and local income tax have so far had no effect on Ring Road JV.

廣東廣珠西綫高速公路有限公司 Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") is in the first year of operation and in the process to apply for certain exemption and relief from the relevant tax authority. No provision for PRC income tax for West Route JV as the jointly controlled entity has no assessable profit.

7. Income Tax Expense *(continued)*

The income tax expense for the year can be reconciled to the profit before tax per the income statement as follows:

	2003 HK$'000	**2004** **HK$'000**
Profit before tax	568,800	**772,208**
Tax at normal PRC income tax rate of 33%	187,704	**254,829**
Tax effect of income not taxable for tax purpose	(3,668)	**(17,135)**
Tax effect of expenses not deductible for tax purpose	41,764	**43,343**
Income tax on concessionary rate	(171,654)	**(232,655)**
Differential tax rate on temporary difference of jointly controlled entities	(29,406)	**(26,261)**
Overprovision of income tax in prior year	–	**(50)**
Income tax expense	24,740	**22,071**

8. Dividends

	2003 HK$'000	**2004** **HK$'000**
Interim dividend paid of HK$0.1 (2003: nil) per share	–	**288,044**
Final dividend proposed of HK$0.125 (2003: nil) per share	–	**360,087**
	–	**648,131**

A final dividend in respect of financial year 2004 of HK12.5 cents per share amounting to a total of approximately HK$360,087,000 is proposed by the Board. The dividend is subject to approval by shareholders at the forthcoming annual general meeting and has not been included as a liability in these financial statements. The amount has been accounted for as an appropriation of reserve in the year ended 30th June, 2004. The proposed final dividend is calculated based on the number of shares in issue at the date of approval of these financial statements.

9. Earnings Per Share

The calculation of the basic and diluted earnings per share is based on the following data:

	2003 HK$'000	**2004** **HK$'000**
Earnings for the purpose of basic and diluted earnings per share	533,079	**734,775**

	2003 Number of shares	**2004** **Number** **of shares**
Weighted average number of ordinary shares for the purpose of basic earnings per share	2,160,000,000	**2,809,376,020**
Effect of dilutive potential ordinary shares: warrants	–	**4,552,670**
Weighted average number of ordinary shares for the purposes of diluted earnings per shares	2,160,000,000	**2,813,928,690**

The weighted average number of ordinary shares for the purpose of basic earnings per share for the year ended 30th June, 2003 was determined on the basis that shares of the Company issued upon the Corporate Reorganisation and the Capitalisation Issue in total of 2,160,000,000 shares were deemed to be outstanding throughout that year.

No diluted earnings per share was presented for the prior year as there was no warrant of the Company outstanding throughout that year.

10. Retirement Benefits Plans

The aggregate numbers of employees of the Group and the jointly controlled entities were 2,208 and 2,448 at 30th June, 2003 and 2004, respectively.

At 30th June, 2004, the employees of the Group joined the Mandatory Provident Fund ("MPF") Scheme operated by its ultimate holding company. Mandatory contributions to the scheme are made by both the employer and employees at 5% of the employees' monthly relevant income capped at HK$20,000. At 30th June, 2004, there were no forfeited contributions available to reduce future obligations. The contributions made by the Group to the MPF Scheme for the year are approximately HK$331,000 (2003: HK$194,000).

The employees of the Group's PRC jointly controlled entities are members of state-managed retirement benefit schemes operated by the PRC Government. These entities are required to contribute 18% of their payroll costs to the retirement benefit schemes to fund the benefits. The only obligation of the jointly controlled entities with respect to the retirement benefit schemes is to make the specified contributions. The Group's proportionate share of the contributions made by the jointly controlled entities for the year are approximately HK$4,113,000 (2003: HK$3,926,000).

11. Directors' and Five Highest Paid Individuals' Emoluments

Directors' emoluments

Details of emoluments paid by the Group during the year to the persons who are the directors of the Company at balance sheet date are as follows:

	2003 HK$'000	**2004** **HK$'000**
Fees:		
Executive directors	–	**960**
Independent non-executive directors	–	**400**
	–	**1,360**
Other emoluments (executive directors):		
Salaries and other benefits	2,194	**12,162**
Bonus	464	**468**
Contributions to retirement benefits plans	24	**57**
	2,682	**12,687**
Total emoluments	2,682	**14,047**

The emoluments of the directors were within the following bands:

	2003 Number of directors	**2004** **Number of** **directors**
Nil to HK$1,000,000	11	**6**
HK$1,500,001 to HK$2,000,000	1	**4**
HK$2,000,001 to HK$2,500,000	–	**1**
HK$3,000,001 to HK$3,500,000	–	**1**

11. Directors' and Five Highest Paid Individuals' Emoluments *(continued)*

Five highest paid individuals emoluments

The five highest paid individuals of the Group in financial year 2004 are directors of the Company and details of their emoluments are disclosed above. The five highest paid individuals of the Group in financial year 2003 included two directors of the Company and the emoluments of the remaining three individuals, which were individually below HK$1,000,000, are as follows:

	2003 HK$'000	**2004** **HK$'000**
Salaries and other benefits	1,742	–
Contributions to retirement benefits plans	36	–
Total emoluments	1,778	–

During the two years ended 30th June, 2004, no emoluments were paid by the Group to any of the persons who are directors or the five highest paid individuals of the Company as an inducement to join or upon joining the Group or as compensation for loss of office and none of the persons who are directors of the Company waived any emoluments.

12. Property and Equipment

	Toll roads HK$'000	Motor vehicles HK$'000	Furniture, fixtures and equipment HK$'000	Construction in progress HK$'000	Total HK$'000
COST					
At 1st July, 2003	9,741,852	20,542	12,265	–	9,774,659
Additions	791,130	2,270	10,335	7,380	811,115
Transfer from investment in toll road project under development	56,549	–	–	–	56,549
Write-offs	–	(101)	(27)	–	(128)
At 30th June, 2004	**10,589,531**	**22,711**	**22,573**	**7,380**	**10,642,195**
ACCUMULATED DEPRECIATION					
At 1st July, 2003	752,150	16,207	5,749	–	774,106
Charge for the year	185,336	2,092	2,583	–	190,011
Eliminated on write-offs	–	(101)	(20)	–	(121)
At 30th June, 2004	**937,486**	**18,198**	**8,312**	**–**	**963,996**
CARRYING AMOUNT					
At 30th June, 2003	8,989,702	4,335	6,516	–	9,000,553
At 30th June, 2004	**9,652,045**	**4,513**	**14,261**	**7,380**	**9,678,199**

13. Additional Investment Cost in Jointly Controlled Entities

	HK$'000
COST	
At 1st July, 2003 and 30th June, 2004	**2,073,512**
AMORTISATION	
At 1st July, 2003	173,254
Charge for the year	39,306
At 30th June, 2004	**212,560**
CARRYING AMOUNT	
At 30th June, 2003	1,900,258
At 30th June, 2004	**1,860,952**

14. Investments in Jointly Controlled Entities

Particulars of the Group's jointly controlled entities at 30th June, 2004 are as follows:

Name of company	Place of establishment	Registered capital	Principal activity
廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited	The PRC	RMB471,000,000	Development, operation and management of an expressway
廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited	The PRC	US$55,000,000	Development, operation and management of an expressway
廣東廣珠西綫高速公路有限公司 Guangdong Guangzhou-Zhuhai West Superhighway Company Limited	The PRC	RMB588,000,000	Development, operation and management of an expressway

GS Superhighway JV, Ring Road JV and West Route JV are Sino-foreign co-operative joint venture enterprises established under the PRC law.

14. Investments in Jointly Controlled Entities *(continued)*

The principal terms of the joint venture agreements entered into between the relevant subsidiaries and the corresponding joint venture partners under which the jointly controlled entities operate are as follows:

(i) GS Superhighway JV

GS Superhighway JV is established to undertake the construction, operation and management of an expressway in Guangdong Province of the PRC. Phase I of the project comprises of an expressway running between Shenzhen and Guangzhou ("GS Superhighway"). The term of co-operation is thirty years from the official opening date. At the end of the co-operation period, all the immovable assets and facilities of GS Superhighway JV will revert to the PRC joint venture partner without compensation.

The development of phases II and III of the project, comprising a major transportation route in western Pearl River Delta ("Western Delta Route"), is undertaken by West Route JV.

The Group's entitlement to the profit of the toll operations of GS Superhighway JV is 50% for the initial ten years of co-operation period, 48% for the next ten years and 45% for the last ten years of the co-operation period. The Group is also entitled to a share of 80% of the rentals and other income, after deduction of operating and financial expenses, arising from the development of commercial centres and shop spaces along and underneath GS Superhighway for a period of thirty years commencing on the date of completion of the construction of GS Superhighway. GS Superhighway JV has also been granted the contingent rights to develop parcels of land within certain interchanges of GS Superhighway for sale or rental. The detailed terms of such grant have yet to be finalised. GS Superhighway was officially opened in July 1997.

(ii) Ring Road JV

Ring Road JV is established to undertake the construction, operation and management of an expressway running along the eastern, southern and western fringes of the Guangzhou urban areas ("ESW Ring Road"). The co-operation period is thirty years commencing from 1st January, 2002. The Group is entitled to 45% of the net cash flow (that is, gross operating income net of operating expenses, debt service costs and tax) of ESW Ring Road for the initial ten years of operation and thereafter the Group's profit entitlement will be reduced to 37.5% for the subsequent ten years and 32.5% for the remaining years of operation of the entire co-operation period of Ring Road JV. The ESW Ring Road was officially opened in January 2002. At the end of the co-operation period, all the immovable assets and facilities of Ring Road JV will revert to the PRC joint venture partner without compensation.

(iii) West Route JV

West Route JV is established to undertake the construction, operation and management of an expressway linking Guangzhou, Zhongshan and Zhuhai. Phase I of the expressway ("Phase I West") was officially opened on 30th April, 2004 and the co-operation period is thirty years commencing from 17th September, 2003. The Group is entitled to 50% of the distributable profits from operation of West Route JV. At the end of the co-operation period, all the immovable assets and facilities of West Route JV will revert to relevant PRC government department which regulates transportation without compensation.

14. Investments in Jointly Controlled Entities *(continued)*

The Group's share of the assets, liabilities, income and expenses of the jointly controlled entities accounted for by the Group using proportionate consolidation are set out below:

In respect of the year ended 30th June, 2003:

	GS Superhighway JV HK$'000	Ring Road JV HK$'000	Total HK$'000
Current assets	182,676	68,375	251,051
Non-current assets	5,334,581	1,880,531	7,215,112
Current liabilities	325,739	10,614	336,353
Non-current liabilities	3,922,125	1,364,249	5,286,374
Income	961,491	105,780	1,067,271
Expenses	356,236	84,756	440,992

In respect of the year ended 30th June, 2004:

	GS Superhighway JV HK$'000	Ring Road JV HK$'000	West Route JV HK$'000	Total HK$'000
Current assets	**346,290**	**93,706**	**14,893**	**454,889**
Non-current assets	**5,334,820**	**1,869,020**	**714,231**	**7,918,071**
Current liabilities	**225,377**	**16,170**	**99,504**	**341,051**
Non-current liabilities	**3,846,850**	**1,347,747**	**491,724**	**5,686,321**
Income	**1,148,225**	**129,014**	**4,649**	**1,281,888**
Expenses	**352,298**	**90,136**	**5,227**	**447,661**

15. Investment in Toll Road Project under Development

The balance at 30th June, 2004 represents the costs incurred by the Group on the development of Phases II and III of Western Delta Route.

The Western Delta Route will be developed in three phases. Phase I of Western Delta Route, Phase I West, was constructed and operated by West Route JV and was opened to traffic on 30th April, 2004. The estimated total investment for Phase II of Western Delta Route is RMB4,900 million, 35% of which is to be funded by an increase in the registered capital of West Route JV by RMB1,715 million in total to be contributed by the Group and West Route JV PRC partner in equal share (i.e. each to contribute RMB857.5 million). The concession period for Phase II of Western Delta Route will, subject to approval of the relevant PRC authorities, be thirty years commencing on the date on which the new business licence of West Route JV in respect of Phase II of Western Delta Route is issued. The Group is entitled to 50% of the distributable profits of West Route JV.

The Group is currently in the process of negotiating the terms of a possible co-operation with the PRC partner of West Route JV for the investment in and the planning, design, construction and operation of Phase III of Western Delta Route through West Route JV. The estimated total investment for Phase III of Western Delta Route is RMB3,600 million, 35% of which is to be funded by an increase in the registered capital of West Route JV by RMB1,260 million in total to be contributed by the Group and West Route JV PRC partner in equal share (i.e. each to contribute RMB630 million). The concession period for Phase III of Western Delta Route will, subject to approval of the relevant PRC authorities, be thirty years commencing on the date of which the new business licence of West Route JV in respect of Phase III of Western Delta Route is issued. The Group is entitled to 50% of the distributable profits of West Route JV.

16. Loans to Jointly Controlled Entities

	2003 HK$'000	**2004** **HK$'000**
Loans to:		
GS Superhighway JV	387,676	**406,134**
Ring Road JV	626,740	**610,739**
West Route JV	–	**132,858**
	1,014,416	**1,149,731**

The balances represent the loans to jointly controlled entities made by the Group after elimination of the Group's proportionate share of the corresponding amounts of the jointly controlled entities.

The loans to jointly controlled entities are unsecured, repayable out of the net cash surplus from the operations of the jointly controlled entities and interest free except for the loans to GS Superhighway JV, which carries interest at commercial lending rates.

17. Investments in Securities

The balance at 30th June, 2004 represents the overseas listed held-to-maturity debt securities acquired by the Group during the year and their carrying amount at the balance sheet date approximates their fair value.

18. Interest Receivable from a Joint Venture Partner

The balance represents the Group's proportionate share of the interest receivable of Ring Road JV from an other joint venture partner of Ring Road JV. The amount is unsecured, interest free and repayable on demand.

19. Pledged Bank Deposits and Bank Balances and Cash

At 30th June, 2004, included in the pledged bank deposits and bank balances and cash are bank deposits of approximately HK$356,967,000 (2003: HK$301,276,000), which are held by the Company's PRC subsidiary and the Group's jointly controlled entities in United States dollar, Hong Kong dollar and Renminbi. The remittance of these bank deposits other than the distribution of dividends or reimbursement of operating expenses outside the PRC is subject to approval of the relevant local authorities.

20. Other Financial Assets

The directors consider that the carrying amount of other receivables, deposits and prepayments approximates their fair value.

Bank balances and cash comprise cash and short-term deposits held for the treasury function of the Group. The carrying amount of these assets approximates their fair value.

Credit risk

The Group's credit risk is primarily attributable to its other receivables, deposits and prepayments. The amounts presented in the balance sheet are net of allowances for doubtful receivables, as estimated by the Group's management based on prior experience and the current economic environment.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies or state-owned banks in the PRC.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

Foreign currency risk

Majority of the revenue of the Group's jointly controlled entities are collected in RMB. Any devaluation of the RMB would adversely affect the value of the jointly controlled entities' revenues and earnings in currencies other than RMB. Devaluation of the RMB relative to the United States dollar and/or Hong Kong dollar could increase the portion of the cash outflow of the jointly controlled entities which is required to satisfy obligations denominated in those currencies.

21. Share Capital

	Number of shares	Amount HK$'000
Details of the share capital of the Company are as follows:		
Authorised:		
On incorporation, par value of HK$1 each	380,000	380
Change of par value from HK$1 to HK$0.1	3,420,000	–
Increase during the year	9,996,200,000	999,620
At 30th June, 2003 and 30th June, 2004	**10,000,000,000**	**1,000,000**
Issued and fully paid:		
Allotted and issued on incorporation, par value of HK$1 each	1	–
Subdivision of shares of par value from HK$1 to HK$0.1	9	–
Allotted and issued on 30th June, 2003	3,120,240	312
At 30th June, 2003	3,120,250	312
Capitalisation Issue	2,156,879,750	215,688
Issue of shares by way of placing and public offer	720,000,000	72,000
Issue of shares upon exercise of warrants	590,046	59
At 30th June, 2004	**2,880,590,046**	**288,059**

The following changes in the share capital of the Company took place during the period from 14th January, 2003 (date of incorporation) to 30th June, 2004:

(a) The Company was incorporated on 14th January, 2003 with an authorised share capital of HK$380,000 divided into 380,000 shares of HK$1 each. At the time of incorporation, one ordinary share of HK$1 was allotted and issued for cash at par.

(b) Pursuant to the written resolutions of the sole shareholder of the Company passed on 30th June, 2003:

(i) each share of par value of HK$1 in the unissued and issued share capital of the Company was subdivided into 10 shares of par value of HK$0.1 each; and

(ii) the authorised share capital of the Company was increased from HK$380,000 to HK$1,000,000,000, by the creation of an additional 9,996,200,000 new shares of HK$0.1 each.

21. Share Capital *(continued)*

(c) On 30th June, 2003:

(i) the Company allotted and issued 3,120,100 shares of HK$0.1 each, credited as fully paid in consideration of the transfer of the entire issued share capital of Most Top Limited, Yager International Limited and Wilberforce International Limited.

(ii) the Company allotted and issued 140 shares of HK$0.1 each, credited as fully paid at the direction of Guangzhou-Shenzhen Superhighway (Holdings) Ltd. ("GSSH"), a fellow subsidiary of the Company, in consideration of GSSH (i) procuring the allotment and issue of two new ordinary shares in Hopewell China Development (Superhighway) Limited ("HHI GS Superhighway Co.") to Kingnice Limited ("Kingnice") and its nominee and the conversion of the ordinary shares in HHI GS Superhighway Co beneficially held by it into deferred non-voting shares, and (ii) transferring its one share held in Fan Wai Properties Limited to Kingnice.

(d) On 23rd July, 2003, the Company allotted and issued 2,156,879,750 shares of HK$0.1 each, credited as fully paid on capitalisation of an amount of HK$4,500 million owing by the Company to its immediate holding company.

(e) On 5th August, 2003, 720,000,000 new shares of the Company of HK$0.1 each were issued, at a price of HK$4.18 per share, for cash through an initial public offering by way of placing and public offer.

(f) Pursuant to the written resolutions of the sole shareholder of the Company passed on 16th July, 2003, the instrument constituting the warrants and the creation of the warrants of the Company (the "Warrants") were approved. The Warrants carrying subscription rights in aggregate of HK$365,890,598 were created and issued in registered form on 5th August, 2003 which conferred the right to registered holders to subscribe for shares of the Company at an initial subscription price per share equivalent to the initial public offer price of the shares of HK$4.18 (subject to adjustment) exercisable during a period of 3 years commencing 6th August, 2003 (the "Subscription Rights").

During the year, the Subscription Rights for HK$2,466,392 were exercised by registered holders to convert into 590,046 shares of the Company.

At 30th June, 2004, the Subscription Rights for HK$363,424,206 were outstanding, exercise of which in full would result in the issue of 86,943,590 shares of the Company of HK$0.1 each.

Share option scheme

A share option scheme ("Option Scheme") was adopted by the Company during the year pursuant to the written resolutions of the then sole shareholder of the Company passed on 16th July, 2003 and approved by the shareholders of Hopewell Holdings Limited at an extraordinary general meeting held on 16th July, 2003. The Option Scheme shall be valid and effective for a period of ten years and the purpose of which is to provide the Company with a means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the Group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the Group; (iii) any consultants, professional and other advisers to each member of the Group; (iv) and chief executives, or substantial shareholders of the Company; (v) any associates of director, chief executive or substantial shareholder of the Company; and (vi) any employees of substantial shareholder of the Company or for such other purposes as the Board of Directors may approve from time to time.

Options granted must be taken up within 28 days from the date of the offer letter upon payment of HK$1, payable as consideration on acceptance, which is recognised in the income statement when received.

No option was granted under the Option Scheme since its adoption.

22. Reserves

The Group

Included in the Group's reserves are the Group's share of post-acquisition reserves of the jointly controlled entities as follows:

	2003 HK$'000	**2004 HK$'000**
Statutory reserves	56,464	**76,560**
Translation reserve	3,754	**9,371**
Retained profits	754,754	**930,201**
	814,972	**1,016,132**

Pursuant to the relevant PRC regulations applicable to the Group's PRC jointly controlled entities, the jointly controlled entities have to provide for the PRC statutory reserves before declaring dividends to the joint venture partners on the basis determined and approved by the board of directors. The reserves, which include general fund and development fund, are not distributable until the end of the co-operation period, at which time any remaining balance of the reserves can be distributed to joint venture partners upon liquidation of the jointly controlled entities. The distributable profits of the jointly controlled entities are determined based on their retained profits calculated in accordance with the PRC accounting rules and regulations.

The Company

The Company's reserves available for distribution represent the share premium and retained profits. Under the Companies Law (2003 Revision) Chapter 22 of the Cayman Islands, share premium of the Company is available for paying distributions or dividends to shareholders subject to the provisions of its Memorandum or Articles of Association and provided that immediately following the declaration of distribution or dividend, the Company is able to pay its debts as they fall due in the ordinary course of business. In accordance with the Company's Articles of Association, dividends can only be distributed out of the retained profits and share premium of the Company. At 30th June, 2004, the Company's reserves available for distribution to its shareholders amounted to approximately HK$7,867,930,000, comprising retained profits and share premium of approximately HK$763,328,000 (2003: nil) and HK$7,104,602,000 (2003: nil), respectively.

23. Bank and Other Loans

	2003 HK$'000	**2004** **HK$'000**
Bank loans, secured	4,993,040	**4,785,512**
Other loans, unsecured	95,833	**95,833**
	5,088,873	**4,881,345**
The borrowings are repayable as follows:		
On demand or within one year	426,406	**170,823**
In the second year	568,022	**205,176**
In the third to fifth year inclusive	1,666,227	**1,356,338**
After five years	2,428,218	**3,149,008**
	5,088,873	**4,881,345**
Less: Amounts due for settlement within one year (shown under current liabilities)	(426,406)	**(170,823)**
Amounts due for settlement after one year	4,662,467	**4,710,522**

Analysis of borrowings by currency:

	At 30th June, 2003		
	US$ HK$'000	RMB HK$'000	HK$ HK$'000
Bank loans	3,753,034	868,006	372,000
Other loans	–	95,833	–
	3,753,034	963,839	372,000

	At 30th June, 2004		
	US$** **HK$'000	**RMB** **HK$'000**	**HK$** **HK$'000**
Bank loans	**3,578,386**	**1,207,126**	**–**
Other loans	**–**	**95,833**	**–**
	3,578,386	**1,302,959**	**–**

23. Bank and Other Loans *(continued)*

Other than the other loan amounts of approximately HK$16,406,000 (2003: HK$16,406,000) which are interest-free, bank and other loans carry interest at commercial lending rates.

The average rates of interest for bank loans and other loans for the year were 2.5% (2003: 2.7%) and 4.8% (2003: 4.8%) per annum, respectively.

The directors consider that the carrying amount of the interest-bearing loans approximates their fair value. In view of the terms of the interest-free loans, the directors consider that it is not practicable to determine their fair value.

24. Loans from Joint Venture Partners

	2003 HK$'000	**2004** **HK$'000**
Amounts due to joint venture partners of:		
GS Superhighway JV (interest-bearing)	8,254	**8,552**
Ring Road JV (interest-free)	711,248	**690,486**
West Route JV (interest-free)	–	**138,474**
	719,502	**837,512**

The balances represent the Group's proportionate share of the loans made to jointly controlled entities by the other joint venture partners ("other joint venture partner(s)"). Such loans are unsecured and are repayable out of the net cash surplus from the operations of the jointly controlled entities.

The loan from the other joint venture partner of GS Superhighway JV was charged at commercial lending rates.

In view of the terms of the interest-free loans from the other joint venture partners of Ring Road JV and West Route JV, the directors consider that it is not practicable to determine their fair value.

25. Amounts due to Holding Companies

The amounts were unsecured and interest free. On 23rd July, 2003, the amount due to its immediate holding company to the extent of HK$4,500 million was capitalised, details of which are mentioned in note 21(d). The remaining balance was fully settled during the year.

26. Deferred Tax Liabilities

The deferred tax liabilities as shown in the consolidated balance sheet represent the Group's proportionate share of such liabilities or assets of the jointly controlled entities.

The major components and movement for the year in the deferred tax liabilities (assets) are as follows:

	Accelerated tax depreciation HK$'000	**Tax losses** HK$'000	**Total** HK$'000
At 1st July, 2002	106,600	(14,700)	91,900
Charge (credit) for the year (note 7)	28,005	(3,500)	24,505
At 30th June, 2003	134,605	(18,200)	116,405
Charge (credit) for the year (note 7)	31,184	(9,300)	21,884
At 30th June, 2004	**165,789**	**(27,500)**	**138,289**

27. Interest Payable to a Jointly Controlled Entity

The balance represents interest payable due to Ring Road JV by the Group after elimination of the Group's proportionate share of the corresponding amount of the jointly controlled entities. The amount is unsecured, interest free and has no fixed repayment term. In view of the terms of the amount, the directors consider that it is not practicable to determine its fair value.

28. Other Interests Payable

Included in the balance at 30th June, 2003 was an amount of approximately HK$28,565,000 which carried interest on the amount outstanding at commercial lending rates. The other interests payable were non interest-bearing.

The directors consider that the carrying amount of the interest-bearing balance approximates its fair value. In view of the terms of the interest-free balance, the directors consider that it is not practicable to determine its fair value.

29. Other Financial Liabilities

Other payables, accruals and deposits received principally comprise amounts outstanding for ongoing costs of operations. The directors consider that the carrying amounts of other payables, accruals and deposits received approximate their fair value.

30. Total Assets less Current Liabilities/Net Current Assets or Liabilities

The Group's total assets less current liabilities at 30th June, 2004 amounted to approximately HK$14,898,329,000 (30th June, 2003: HK$11,918,021,000). The Group's net current assets at 30th June, 2004 amounted to approximately HK$1,460,160,000 (30th June, 2003: net current liabilities of HK$148,443,000).

31. Summary of Balance Sheet of the Company

	2003 HK$'000	**2004** **HK$'000**
ASSETS		
Non-current assets	468	**6,753,320**
Current assets	–	**1,433,642**
Total assets	468	**8,186,962**
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	312	**288,059**
Reserves	–	**7,867,930**
	312	**8,155,989**
Non-current liability	156	**27,344**
Current liability	–	**3,629**
Total liabilities	156	**30,973**
Total equity and liabilities	468	**8,186,962**

32. Particulars of Principal Subsidiaries

The following list contains the particulars of the subsidiaries of the Company at 30th June, 2004 which principally affect the results or assets of the Group as the directors are of the opinion that a full list of all the subsidiaries would be of excessive length. None of the subsidiaries had any loan capital outstanding during the year or at the end of the year.

Name of subsidiary	Place of incorporation/ establishment	Issued and fully paid share/ registered capital	Attributable equity interest held by the Company	Principal activity
Kingnice Limited	British Virgin Islands	Ordinary share US$20,000	97.5%	Investment holding
Fan Wai Properties Limited	British Virgin Islands	Ordinary share US$1	97.5%	Investment funding
Most Top Limited	British Virgin Islands	Ordinary share US$1	100%	Investment holding
Hopewell China Development (Superhighway) Limited	Hong Kong	Ordinary shares HK$2 Non-voting deferred shares HK$4	97.5% of issued ordinary share capital	Investment in expressway project
Hopewell Guangzhou Ring Road Limited	British Virgin Islands	Ordinary share US$1	100%	Investment in expressway project
Hopewell Guangzhou-Zhuhai Superhighway Development Limited	Hong Kong	Ordinary shares HK$2 Non-voting deferred shares HK$2	100% of issued ordinary share capital	Investment in expressway project

All the above subsidiaries are indirectly held by the Company.

33. Major Non-Cash Transaction

During the year, as part of the Corporate Reorganisation as referred to in notes 1 and 21, the Company allotted and issued 2,156,879,750 shares of HK$0.1 each, credited as fully paid on capitalisation of an amount of HK$4,500 million owing by the Company to its immediate holding company.

34. Capital Commitments

At 30th June, 2004, GS Superhighway JV and Ring Road JV had outstanding commitment in respect of system for unification of toll collection and major repairs and maintenance contracted but not provided for amounting to approximately HK$12 million (2003: nil) and HK$11 million (2003: nil), respectively.

In addition, at 30th June, 2003, GS Superhighway JV had outstanding commitment in respect of repavement of asphalt for GS Superhighway contracted but not provided for amounting to approximately HK$70 million.

35. Pledge of Assets

At 30th June, 2004, certain assets of the jointly controlled entities of the Group have been pledged to banks with a total net book value of approximately HK$7,646,701,000 (2003: HK$7,032,066,000) to secure general banking facilities granted to the jointly controlled entities. The net book value of these assets are analysed as follows:

	2003 HK$'000	**2004** **HK$'000**
Toll roads	6,840,403	**7,265,626**
Bank deposits	117,983	**319,211**
Other assets	73,680	**61,864**
	7,032,066	**7,646,701**

In addition, the toll fee collection rights of GS Supehighway JV and Ring Road JV attributable to the Group have been pledged to banks to secure general banking facilities granted to the respective jointly controlled entities and 65% of the toll fee collection right of West Route JV attributable to the Group has been pledged to banks to secure general banking facilities granted to the jointly controlled entity.

36. Related Party Transactions

Amounts owed by and from related parties are disclosed in the balance sheet and relevant notes.

During the year, the Group paid office and car parking rentals, air-conditioning and electricity charges to a fellow subsidiary amounting to approximately HK$932,000 (2003: HK$525,000).

The Group's jointly controlled entities had the following significant transactions with their joint venture partners other than the Group during the year:

Relationship	Nature of transaction	2003 HK$'000	**2004 HK$'000**
Other joint venture partner of GS Superhighway JV	Interest paid (note a)	595	**596**
	Reimbursement of operating expenses (note b)	5,795	**6,600**
	Consultancy fee paid (note b)	1,884	**–**
	Dividend paid and payable	423,900	**619,740**
Other PRC joint venture partner of Ring Road JV	Management fee paid (note b)	3,999	**4,000**
Other foreign joint venture partner of Ring Road JV	Management fee paid (note b)	2,000	**2,000**
	Interest income (note a)	39,460	**38,148**
Other PRC joint venture partner of West Route JV	Performance bonus (note b)	–	**1,686**

Guarantees had been given by the other joint venture partner of GS Superhighway JV for bank loan facilities of RMB510 million granted to GS Superhighway JV at a fee of approximately HK$283,000 for the year ended 30th June, 2003. In May 2003, a new bank loan was raised by GS Superhighway JV to finance the repayment of the bank loans of RMB510 million and the said guarantees given by the other joint venture partner were released afterwards.

Guarantees had been given by the Company (the ultimate holding company of the Company before the Listing of the Company) and other foreign joint venture partner of Ring Road JV for bank loan facilities of RMB1,481 million granted to Ring Road JV for the years ended 30th June, 2004 and 2003.

Notes:

(a) The interest was charged on the principal amount of loans outstanding at commercial lending rates.

(b) In the opinion of directors, these transactions were carried out based on the terms agreed by the parties concerned and in the ordinary course of business.

37. Subsequent Events

The following significant events took place subsequent to the balance sheet date:

On 14th July, 2004, the Group entered into the Amending Agreements with the PRC partner of West Route JV for the investment in and the planning, design, construction and operation of Phase II of Western Delta Route through West Route JV. The details of the Amending Agreements have been set out in the announcement of the Company dated 14th July, 2004.

The Group is currently in the process of negotiating the terms of a possible co-operation with the PRC partner of West Route JV for the investment in and the planning, design, construction and operation of Phase III of Western Delta Route through West Route JV. The details of the terms of the possible co-operation in relation to Phase III of the Western Delta Route have been set out in the announcement of the Company dated 4th August, 2004.

38. Approval of Financial Statements

The financial statements on pages 39 to 72 were approved and authorised for issue by the Board of Directors on 6th September, 2004.

目錄

財務摘要

高速公路營業額


0.4%
西綫I期
8.8%
東南西環高速公路
90.8%
廣深高速公路

高速公路總車流量


0.8%
西綫I期
20.0%
東南西環高速公路
79.2%
廣深高速公路

淨溢利
(港幣百萬元)

2003	533
2004	**735**

核心溢利
(扣除股東貸款利息收入及債務證券投資收入之溢利)(港幣百萬元)

2003	507
2004	**693**

利息支出比率
(除利息、稅項、折舊及攤銷前溢利/利息支出)

2003	4.8x
2004	**7.6x**

債務總額對比股東權益#

2003	109%
2004	**62%**

債務總額#
(港幣百萬元)

2003	6,380
2004	**5,719**

淨債務總額*對比股東權益#

2003	104%
2004	**35%**

於二零零三年六月三十日假設港幣45億元應付控股公司的貸款資本化。

綜合業績

			截至六月三十日止年度		
（港幣百萬元）	2000	2001	2002	2003	**2004**
營業額	770	860	918	1,030	**1,245**
日常業務除税前溢利	548	629	561	569	**772**
税項	(24)	(26)	(20)	(25)	**(22)**
未計少數股東權益前溢利	524	603	541	544	**750**
少數股東權益	(5)	(2)	(9)	(11)	**(15)**
股東應佔溢利	**519**	**601**	**532**	**533**	**735**

綜合資產及負債

			於六月三十日		
（港幣百萬元）	2000	2001	2002	2003	**2004**
物業及設備	9,258	9,271	9,099	9,001	**9,678**
於共同控制個體之額外投資成本	1,981	1,961	1,934	1,900	**1,861**
發展中收費公路項目之投資	430	431	431	151	**38**
借予共同控制個體之貸款	4,891	4,282	1,209	1,014	**1,150**
證券投資—於一年後到期	-	-	-	-	**711**
流動資產	839	558	260	421	**1,900**
資產總額	**17,399**	**16,503**	**12,933**	**12,487**	**15,338**
流動負債	(2,114)	(957)	(354)	(569)	**(440)**
非流動負債	(13,389)	(13,046)	(11,739)	(10,542)	**(5,686)**
負債總額	**(15,503)**	**(14,003)**	**(12,093)**	**(11,111)**	**(6,126)**
少數股東權益	(7)	(10)	(19)	(30)	**(32)**
股東權益	**1,889**	**2,490**	**821**	**1,346**	**9,180**

每股溢利

（港幣元）	2000	2001	2002	2003	**2004**
每股溢利－基本	0.24	0.28	0.25	0.25	**0.26**
－攤薄	不適用	不適用	不適用	不適用	**0.26**

財務比率

	2000	2001	2002	2003	**2004**
淨債務總額(1) 對比股東權益(2)	163%	125%	137%	104%	**35%**
股東權益回報(2)	8%	9%	10%	9%	**8%**

註：
(1) 淨債務總額為債務總額（包括銀行及其他貸款（含長期及短期部份）、合營企業夥伴提供之貸款及計息的應付其他利息）扣除銀行結餘及現金，經抵押銀行存款、及債務證券投資。
(2) 於二零零三年及以前的四個財政年度，假設將港幣45億元應付控股公司的貸款資本化。
(3) 本公司於二零零三年一月十四日在開曼群島根據開曼群島公司法註冊成立，於二零零三年六月三十日後，透過集團重組，本公司成為本集團之控股公司。有關上述發行股本之詳情，見本公司於二零零三年七月二十八日刊發之招股章程。
(4) 本集團截至二零零二年六月三十日止三個年度之業績及本集團於二零零零年、二零零一年及二零零二年六月三十日之資產負債表乃按合併會計基準編製並摘自本公司於二零零三年七月二十八日刊發之招股章程。



胡應湘爵士
GBS, KCMG, FICE
主席

主席報告書

本人非常高興告知集團的股東，合和公路基建有限公司(「合和公路基建」)上市後之第一個財政年度為成功的一年。隨著合和公路基建所專注發展業務之珠江三角洲的經濟增長，廣州 — 深圳高速公路(「廣深高速公路」)、廣州東南西環高速公路(「東南西環高速公路」)及珠江三角洲西岸幹道第I期(「西綫I期」)相對上一財政年度之總車流量增加23%，總路費收入上升21%。此雙位數之增長使集團的淨溢利從去年的港幣5.33億元上升38%至今年的港幣7.35億元。

能夠達到上述驕人的成績，有賴我們對珠江三角洲的承諾。合和公路基建無論在過去及未來的目標，乃繼續為珠江三角洲日益增長的車流量提供安全及可靠的綜合高速公路、橋樑及隧道的公路網。

十多年前，我們建設了首條且在目前仍是唯一連接深圳及廣州之廣深高速公路。當廣深高速公路最初開通時，每日平均車流只有30,000架次。時至今日，隨著珠江三角洲的經濟增長，廣深高速公路的每日平均車流已增長超過6倍至逾200,000架次。

為了貫徹我們對完善珠江三角洲公路網的承諾，合和公路基建的西綫I期已於二零零四年開通。此高速公路全長14.7公里，將在廣州的東南西環高速公路與順德緊密連接，把往來兩地的行車時間由40分鐘縮減至10分鐘。由於此項目比原來預期早兩個月建成，本人特別感到高興。

財務情況

隨著我們公路的穩健增長，二零零四年財政年度的淨溢利比上年度增加38%至港幣7.35億元，超過公司於二零零三年七月二十八日之首次公開招股的招股書中預計的港幣7億元。每股盈利則由港幣24.7仙上升至港幣26.2仙。董事局建議派發末期股息每股港幣12.5仙，連同中期息每股港幣10仙，本年度總派息為每股港幣22.5仙。派息與招股書中預計之董事會擬建議及派發每股港幣22.5仙相同。

“當廣深高速公路最初開通時，每日平均車流只有30,000架次。時至今日，隨著珠江三角洲的經濟增長，廣深高速公路的每日平均車流已增長超過6倍至逾200,000架次。”

本公司將於二零零四年十月十一日（星期一）至二零零四年十月十八日（星期一），首尾兩天包括在內，停止辦理本公司股份過戶、認股權過戶登記及行使手續。待股東於二零零四年十月十八日舉行之股東週年大會批准後，末期股息將約於二零零四年十月十八日派付予於二零零四年十月十八日營業時間結束時已登記之股東。

本集團的核心盈利（指撇除股東貸款利息收入及債務證券投資收入之溢利）增加37%，由港幣5.07億元增加至港幣6.93億元。這歸因於廣深高速公路及東南西環高速公路的業務持續強勁增長所帶動。

財政年度	二零零三年	二零零四年	增長率
廣深高速公路			
平均每日車流量（架次）	155,394	**188,768**	22%
平均每日路費收入（人民幣）	5,778,931	**6,901,461**	20%
東南西環高速公路			
平均每日車流量（架次）	38,930	**47,516**	22%
平均每日路費收入（人民幣）	590,053	**747,909**	27%
西綫I期			
平均每日車流量（架次）	不適用	**11,459**	不適用
平均每日路費收入（人民幣）	不適用	**166,025**	不適用

本集團的資產負債表仍保持非常穩健。二零零四年財政年度的淨資產負債比率（負債總額扣除銀行結餘及現金、經抵押銀行存款及債務證券投資對比股東權益）為35%，二零零三年財政年度的比率則為104%。本集團經營業務的現金流合共港幣12.57億元，比上年增加24%。總括來説，我們現時的資產負債水平及經營業務現金流，均處於有利位置，為未來的項目奠定了一個鞏固的發展台階。

“由一九八零年至二零零二年，珠江三角洲的國內生產總值增加了79倍，以及預計在未來數年珠江三角洲經濟將持續增長，無疑將更加有利於合和公路基建的業務。”

業務回顧及展望

合和公路基建的業務策略是繼續專注於珠江三角洲。回顧在八十年代初期，我們已對發展珠江三角洲的經濟許下承諾，致力提供一個交通運輸骨幹網絡以支持該地區未來經濟增長的需要。自此，珠江三角洲的發展更受惠於具競爭優勢的工資和生產成本，以及快速發展的工業，如電子、紡織、玩具和近年來迅速發展的汽車製造業。透過中國與香港的更緊密經貿關係安排(「更緊密經貿關係」)，泛珠江三角區域的合作框架協議、中國成為世界貿易組織(「世貿」)成員，及剛落成的廣州新白雲國際機場，這些安排均將進一步促進珠江三角洲的發展。由一九八零年至二零零二年，珠江三角洲的國內生產總值增加了79倍，以及預計在未來數年珠江三角洲經濟將持續增長，無疑將更加有利於合和公路基建的業務。

藉著投資廣深高速公路、東南西環高速公路及西綫I期，合和公路基建正逐步實現集團既定的發展策略，以進一步拓展泛珠三角的公路網絡。

為完成這個公路網絡，在二零零四年七月和八月期間，集團公佈與西綫I期的中方合作夥伴洽商有關投資、規劃、設計、建設及經營珠江三角洲西岸幹道第II期和第III期。當全部三期幹道建成後，車輛將能透過高速公路網絡暢通地往返深圳、廣州、順德、中山及珠海等區域中心。

本人仍然認為倡議中建設的港珠澳大橋項目是促進珠江三角洲各主要城市經濟一體化的一個極為重要的舉措。同時，本人深信合和公路基建正處於有利位置參與這個大型基建項目。

投資者關係及企業管治

在投資者關係的層面上，本公司致力提高業務經營狀況的透明度，有關集團屬下公路每月的車流量及路費收入資料已在公司網站www.hopewellhighway.com 發放。我們也在本年內多次參與投資者會議、會面及電話會議，對投資者和研究分析員提供本公司的業務狀況和政策方向的最新消息。此外，為了擴大投資者基礎，本公司在香港上市的股票以一級美國預託證券的形式於二零零四年四月二十六日正式發行。

致謝

本人藉此機會向各董事、高級管理層及全體員工致謝，感謝他們在過去一年對集團業務增長所作出的承擔和努力。本人亦感謝股東、金融業界及商務夥伴對我們所提供的重要支持。

胡應湘爵士GBS, KCMG, FICE

主席

香港，二零零四年九月六日

管理層



1. 胡應湘爵士 GBS, KCMG, FICE
   主席
2. 何炳章先生
   副主席
3. 胡文新先生
   董事總經理





4
5
6
7
8

4. 陳志鴻先生
董事副總經理

5. 梁國基工程師
執行董事

6. 黃禮佳先生
執行董事

7. 賁呈會先生
執行董事

8. 葉思明先生
執行董事

執行董事

胡應湘爵士 GBS, KCMG, FICE

68歲，自二零零三年七月出任為本公司之董事會主席。彼於一九五八年畢業於普林斯頓大學，獲土木工程學士學位。彼負責本集團在中國的基建項目及參與設計及建造合和實業有限公司及其附屬公司在香港及中國之多項物業發展項目。彼亦為本集團之最終控股公司 — 合和實業有限公司之主席、本集團多間成員公司之董事及有線寬頻通訊有限公司之獨立非執行董事。

彼甚活躍於公務活動，其公務職銜包括:

香港

◦ 成員	中國香港特別行政區策略發展委員會
◦ 成員	香港物流發展局
◦ 成員	市區重建局諮詢委員會
◦ 主席	香港城市大學校董會
◦ 副主席	香港地產建設商會
◦ 成員	大珠三角商務委員會

中國

◦ 副主任	中國人民政治協商會議 — 港澳台僑委員會
◦ 理事	中國聯合國協會
◦ 經濟顧問	廈門經濟特區、廣西壯族自治區及秦皇島

胡爵士為英國土木工程師學會資深會員及澳洲會計師公會名譽會員。亦被委任為克羅地亞共和國駐港名譽領事。彼榮獲香港理工大學、英國University of Strathclyde及英國愛丁堡大學頒授榮譽博士學位。獲頒授之其他獎項包括:

榮譽市民

- 美國新奧爾良市
- 中國廣州市
- 中國順德區
- 中國南海區
- 中國深圳市
- 中國花都區
- 菲律賓奎松省

獎項及榮譽獎	*年份*
◦ 香港特別行政區政府頒授金紫荊星章	2004
◦ 星島報業集團選為2003年傑出領袖(商業/金融)	2004
◦ 獲Asian Freight & Supply Chain Awards選為Personality of the Year 2003	2003
◦ 獲英女皇頒授聖米迦勒及聖喬治爵級出口服務司令勳章	1997
◦ 獲美國Independent Energy選為Industry All-Star	1996
◦ 獲美國George Washington University選為傑出國際行政總裁	1996
◦ 獲商業周刊選為「最佳企業家」之一	1994
◦ 獲美國International Road Federation選為傑出人士	1994
◦ 獲南華早報及敦豪速運選為傑出商業家	1991
◦ 獲香港亞洲經濟週刊選為傑出「亞洲公司領袖」	1991
◦ 獲比利時國王頒授Chevalier De L'Ordre De La Corona勳爵	1985

何炳章先生

71歲，自二零零三年七月出任為本公司副主席。彼一直負責與中國所有合營企業進行磋商及負責發展項目之融資，包括合和實業有限公司集團及本集團之酒店、發電廠及公路基建項目。此外，彼於香港之樓宇建築及發展項目累積豐富經驗。彼為中國順德區、深圳市及廣州市之榮譽市民。彼亦為本公司之最終控股公司—合和實業有限公司之副主席及董事總經理，以及本集團多間成員公司之董事。

胡文新先生

32歲，自二零零三年一月出任為本公司之董事，於二零零三年七月獲委任為董事總經理。彼持有史丹福大學工商管理碩士學位及普林斯頓大學機械及航天工程理學士學位。彼負責為本集團制訂策略計劃、公司政策及整體管理及致力提升本集團財務和管理會計系統。彼為中國花都區人民政治協商會議委員，亦為本公司之最終控股公司—合和實業有限公司之董事副總經理，以及本集團多間成員公司之董事。彼為胡應湘爵士之兒子。

陳志鴻先生

45歲，自二零零三年一月出任為本公司之董事，於二零零三年七月獲委任為董事副總經理。彼於一九八九年獲香港城市大學頒授管理學專修文憑及於一九八三年獲香港中文大學頒授理學士學位。彼負責中國之高速公路基建項目及其他項目之整體統籌、項目融資、管理及行政工作。於二零零二年一月一日至二零零三年七月二十五日期間，彼為本公司之最終控股公司—合和實業有限公司之執行董事，現為本集團多間成員公司之董事。

梁國基工程師 DIC, ACIArb, CMILT, FHKIHT, FIStructE, FICE

45歲，自二零零三年七月三日起出任本公司執行董事，負責本集團各項目之規劃、設計、工程及建造。彼於一九九一年畢業於倫敦大學帝國學院，榮獲地震工程及結構動力學理碩士（優等級）學位，及於一九八三年榮獲Council for National Academic Awards頒授之土木工程理學士（一級榮譽）學位，同時被英國土木工程師學會頒授「獎狀」為全年優秀畢業生。彼於本公司之最終控股公司—合和實業有限公司工作之十年期間內（由一九九三年至二零零三年期間內），主要負責合和集團各項目之建築、工程規劃及設計。在加入本集團前，彼曾於新加坡、非洲肯尼亞、英格蘭及香港工作，在公路、大橋、高層樓宇、大型堤壩及隧道結構方面取得豐富設計及施工經驗，亦對滑模及爬模技術有資深實踐和應用經驗。

黃禮佳先生

62歲，自二零零三年七月三日起出任本公司執行董事，負責監督廣深高速公路之日常運作及管理，亦為多間集團成員公司之董事。彼於一九九六年已加入本公司之最終控股公司—合和實業有限公司，負責廣東省收費高速公路之營運及管理。彼曾任廣東省公路建設公司總經理，於一九六一年至一九七九年期間，曾出任中國肇慶市多個委員會重要職務。

賈呈會先生

63歲，自二零零三年七月三日起出任本公司執行董事，彼主席助理負責與中國政府部門之聯絡及項目的統籌工作。 彼於本公司之最終控股公司—合和實業有限公司工作之十八年期間，主要負責中國之項目發展。 彼曾担任主席助理，亦在中國進行航空設計研究多年。彼在一九六四年畢業於哈爾濱工業大學，並獲頒理學士學位。

葉思明先生

35歲，自二零零三年七月三日起出任本公司執行董事，彼參與本公司之公司融資活動及新項目發展工作。 在加入本集團前，彼出任本公司之最終控股公司—合和實業有限公司的財務總經理一職，並曾於德意志銀行及摩根士丹利添惠亞洲有限公司擔任合併及收購部副總裁。彼畢業於美國布朗大學，獲頒文學士學位，及取得倫敦商學院頒發之工商管理碩士學位。彼亦為本集團多間成員公司之董事。

獨立非執行董事

費宗澄先生

62歲，於二零零三年七月十日獲委任為本公司獨立非執行董事。彼於一九六二年獲台灣國立成功大學頒授建築工程學士學位；一九六五年獲北卡羅萊納州立大學頒授建築學士學位及於一九七四年獲美國Pratt Institute頒授城市規劃理學碩士學位。彼為建築及規劃公司—宗邁建築師事務所之常務合夥人。彼擁有逾三十年以上之規劃及建築項目經驗。於創立宗邁建築師事務所前，彼曾在美國多家建築公司工作。

藍利益先生

57歲，於二零零三年七月十日獲委任為本公司獨立非執行董事，並於二零零三年七月十六日獲委任為審核委員會主席。彼於一九七七年獲美國卡內基美倫大學頒授管理學證書，在銀行、投資及金融業擁有逾三十年經驗。彼由一九九零年至二零零一年擔任廖創興銀行之執行董事。在此之前，彼曾為花旗銀行、Mellon Bank及美國運通銀行之副總裁。 彼於二零零四年七月一日獲委任為香港存款保障委員會委員，及於二零零四年九月六日出任為本公司之最終控股公司—合和實業有限公司之獨立非執行董事。

中原紘二郎先生

63歲，於二零零三年七月十日獲委任為本公司獨立非執行董事。彼在一九六四年畢業於東京商船大學，並獲頒海洋工程學士學位。彼於一九六四年加入兼松株式會社，先後在其於東京、新加坡及香港設立之辦事處擔任要職。彼於一九九六年獲委任為兼松(香港)有限公司之董事總經理及於二零零零年退休。

嚴震銘先生

34歲，於二零零三年七月十日獲委任為本公司獨立非執行董事。彼於一九九零年獲美國波士頓大學頒授生產工程學士學位及於一九九二年獲加拿大麥基爾大學頒授工商管理碩士學位。彼現為福田實業(集團)有限公司之執行董事。

截至二零零四年六月三十日止的財政年度，集團所投資的廣深高速公路及東南西環高速公路均錄得強勁增長。比對上一個財政年度，在合營企業的層面，兩條高速公路的收費車流量均增長22%，路費收入則分別增長20%及27%。西綫I期，則較原來計劃提前於二零零四年四月三十日建成通車，為集團帶來額外收益。

集團業務的增長雖然由各種因素所帶動，但這些有利因素事實上都是源自珠江三角洲的經濟增長所致。中華人民共和國(「中國」)對外開放的經濟政策促進了中國加入世貿、更

業務回顧



花地大道
HUADI DADAO
南海 芳村
NANHAI FANGCUN
广州环城高速
GUANGZHOU RING EXPWY
天河 广佛高速 机场高速
TIANHE GUANGFO EXPWY AIRPORT EXPWY
黄埔 广深高速 华南快线
HUANGPU GUANGSHEN EXPWY HUANAN EXPWY
收费站
TOLL GATE
1 km
粤·X 01179

緊密經貿關係安排的實施、泛珠三角經濟圈的成立、廣州新白雲國際機場和珠江三角洲內大型開發區、港口的相繼落成。這些無疑將進一步推動珠江三角洲的經濟增長。

時至今日，珠江三角洲已經成為全球最重要的生產及製造業中心之一，並不斷提升競爭優勢。合和公路基建將繼續專注於珠江三角洲地區，尋求業務於區內持續增長與擴展。

除利息及稅項前溢利

9.23 億元港幣





廣深高速公路是一條全長122.8公里雙向三車道全封閉式高速公路，沿線有十八個收費站，全綫照明，並設有電腦化收費、交通監控及通訊系統。廣深高速公路是珠江三角洲高速公路網絡中的主要幹線，連接了區內的各大城市與機場及港口，更是現時唯一可直接把廣州、東莞、深圳及香港地區連接的高速公路。自一九九四年的首個營運年度以來，車流量及路費收入均持續錄得可觀的增長。

維持高質素的高速公路是合和公路基建的首要服務標準。本年內，合營企業完成了為期兩年的廣深高速公路罩面重鋪計劃的所有工程，重鋪路面約一百公里。為

廣州—深圳高速公路(「廣深高速公路」)



了方便駕駛者迅速通過收費站場，合營企業在適當地點增加了收費通道及配套設施，增加交通流量。

另外一項增加交通流量的主要改善工程，是將鶴州與福永路段約2.7公里公路由雙向三車道擴闊至雙向四車道，亦已於本財政年度內完成。

儘管在進行上述各項改善工程的情況下，在合營企業的層面，本財政年度仍可錄得日均收費車流量較上年度增長22%，由日均155,394架次增加至188,768架次;日均路費收入增長20%，由人民幣578萬元增加至人民幣690萬元。



項目摘要


1

位置	中國廣東省廣州市至深圳市
長度	122.8 公里
車道	雙向三車道
級別	高速公路
合作營運期	一九九七年七月至 二零二七年六月
分潤比例	1 至 10 年 ：50% 11 至 20 年 ：48% 21 至 30 年 ：45%

為更進一步提高廣深高速公路的服務水平，合營企業繼續提升高速公路的照明、防眩、交通標誌、交通監控等設施，繼續優化高速公路主綫、互通立交內及高架橋下的綠化環境。

集團深信，基於珠江三角洲的強勁經濟增長，加上廣深高速公路的配套交通設施及服務質量不斷提升，廣深高速公路的車流量及路費收入將繼續保持可觀的增長。

廣州—深圳高速公路（「廣深高速公路」）



廣深高速公路合營企業


平均每日路費收入
（人民幣 百萬元）
5.78
6.90
2003
2004


平均每日車流量
（架次）
155,394
188,768
2003
2004


全年路費收入
（人民幣 百萬元）
2,109
2,526
2003
2004


深圳福朋喜来登酒店
即将开幕
GUANGZHOU-SHENZHEN SUPERHIG
香港大同機械企業集團成員
華大機械
WELLTEC
塑膠五金機
地址：香港新界
傳真:(852)24337060 http://www.welltec.com
集团
工欲善其事
必先利其器
发卡车道
发卡车道
自动缴费车专用

廣深高速公路合營企業

平均每日車流量
(架次千輛)


220
200
180
160
140
120
100
80
60
40
20
0
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994

平均每日路費收入
(人民幣千元)


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994

東南西環高速公路是一條全長38公里雙向三車道的全封閉式高速公路，全綫設有十一個收費站，並設有電腦化收費、交通監控及通訊系統。該項目與廣州北環高速公路相連接，構成一條圍繞廣州市主要經貿中心之環形高速公路。通過沿線各個互通立交，東南西環高速公路與周邊的其它高速公路及廣州市內的重要幹道緊密連接。

過去一年，東南西環高速公路持續錄得強勁增長，在合營企業的層面，日均收費車流量達47,516架次，較去年增長22%；全年路費收入達人民幣2.74億元，較上一個財政年度增長27%。

廣州東南西環高速公路（「東南西環高速公路」）



東南西環高速公路合營企業



平均每日路費收入
（人民幣 千元）
590
748
2003
2004



平均每日車流量
（架次）
38,930
47,516
2003
2004



全年路費收入
（人民幣 百萬元）
215
274
2003
2004

東南西環高速公路緊密連接其他快速幹綫及市內公路，包括預計在二零零五年落成，並連接廣州市區與南沙開發區的廣州南部快速幹綫，而與最近開通的西綫I期相連接，更將往來廣州至順德的行車時間由以往的40分鐘縮短至大約10分鐘，並因此為東南西環高速公路帶來額外的車流量。

項目摘要


2



位置	中國廣東省廣州市
長度	38公里
車道	雙向三車道
級別	高速公路
合作營運期	二零零三年一月至 二零三二年十二月
分配比例	1至10年：45.0% 11至20年：37.5% 21至30年：32.5%

東南西環高速公路合營企業

平均每日車流量
(架次千輛)


60
50
40
30
20
10
0
2004
2003
2002
2001
2000
1999
1998
1997
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月

平均每日路費收入
(人民幣千元)


1,000
900
800
700
600
500
400
300
200
100
0
2004
2003
2002
2001
2000
1999
1998
1997
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月

西綫 I 期是一條全長14.7公里雙向三車道的封閉式高速公路，北連東南西環高速公路，南接105國道及碧桂公路。

西綫 I 期已於二零零四年四月三十日建成通車，較原來的計劃提前了兩個月。 西綫 I 期的工程質量，經廣東省政府有關部門核定，評為優良的高質精品工程，質量水平之佳處於省內高速公路的前列。

西綫I期是現時連接廣州與順德的唯一高速公路，將兩個城市的距離由原來約40分鐘的行車時間縮短至約10分鐘，為兩地頻繁的交通運輸提供了便捷的通道。開通以來車流量及路費收入均錄得強勁增長。截至本年六月底，在合營企業的層面，日均收費車流量為11,459架次。

珠江三角洲西岸幹道第 I 期（「西綫 I 期」）



西綫 I 期合營企業

平均每日路費收入（人民幣 千元）	平均每日車流量（架次）	全年路費收入（人民幣 百萬元）
166	11,459	10
2004*	2004*	2004*



項目摘要


3

位置	中國廣東省廣州市至順德區
長度	14.7公里
車道	雙向六車道
級別	高速公路
合作經營期	二零零三年九月至 二零三三年九月
分攤比例	50%



西綫I期合營企業

平均每日車流量
(架次千輛)


2004
40
30
20
10
0
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月

平均每日路費收入
(人民幣千元)


2004
400
300
200
100
0
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月

珠江三角洲西岸幹道分為第I、II(以往稱第二及三期)及III期。全長約14.7公里的西綫I期已於二零零四年四月三十日建成通車。於二零零四年七月十四日，集團與西綫I期的中方合作夥伴達成有條件修訂協議，投資興建及經營珠江三角洲西岸幹道第II期(「西綫II期」)。西綫II期為全長約46公里連接順德及中山的高速公路項目。此外，集團正與西綫I期及II期的中方合作夥伴洽商有關投資、建設及經營珠江三角洲西岸幹道第III期(「西綫III期」)之合作可能性。當珠江三角洲西岸幹道全部建成後，將成為一條直接連繫廣州、南海、順德、中山及珠海之高速公路系統，集團相信珠江三角洲西岸幹道將成為該地區之策略性路線。

未來項目—珠江三角洲西岸幹道第II及III期



項目摘要



4
5

西綫II期	
位置	中國廣東省順德至中山市
長度	約46公里
車道	雙向三車道
級別	高速公路
合作營運期	商業牌照 發牌起計三十年（建議）
分潤比例	50%（建議）

西綫III期	
位置	中國廣東省中山市至珠海市
長度	路綫未定
車道	雙向三車道
級別	高速公路
合作營運期	商業牌照 發牌起計三十年（建議）
分潤比例	50%（建議）

倡議中的29公里長Y型大橋將把香港與珠海及澳門連繫起來。在過去十二個月，粵、港、澳三地政府共同組成了聯合工作小組，負責推動及統籌與該項目有關的前期工作。在二零零四年初，粵、港、澳三地政府正式委託中交公路規劃設計院對港珠澳大橋項目進行可行性研究。集團深信當項目推進時，本集團將會處於有利位置擔當一個重要的角色。

港珠澳大橋項目



** 模擬景象*


6



** 模擬景象*

集團業績

摘要：

- ***路費收入增加21%至港幣12.45 億元;***
- ***淨溢利增加38%至港幣7.35 億元;***
- ***撇除來自股東貸款的利息收入及債務證券投資收入之溢利增加37%至港幣6.93 億元;***
- ***財務成本減少25%至港幣1.51 億元;***
- ***總債務減少10%至港幣57.19 億元。***

二零零四年財政年度，路費收入由上一財政年度的港幣10.3億元增加21%至港幣12.45億元，主要由於集團在中國的高速公路的車流量持續增長。路費收入總額中，廣深高速公路佔90.8%，或港幣11.3億元，東南西環高速公路佔8.8%，或港幣1.1億元，及西綫I期佔0.4%，或自二零零四年四月三十日通車起計港幣500萬元。比上一財政年度增加的路費收入港幣2.15億元中，廣深高速公路佔港幣1.86億元或87%，東南西環高速公路佔港幣2,400萬元或11%，及西綫I期港幣500萬元或2%。其他營運收入由港幣6,800萬元增加31%至港幣8,900萬元，主要由於上市所得款的利息及投資收入。收入總額(包括路費收入及其他營運收入)由上一個財政年度的港幣10.98億元增加21%至本財政年度的港幣13.34億元。

淨溢利達港幣7.35億元，比上一財政年度的港幣5.33億元大幅增加38%，主要因為路費收入的強勁增長，其他營運收入增加及財務成本減少。

費用總額，包括收費公路營運費用、折舊及攤銷費用及一般及行政費用，由二零零三年財政年度的港幣3.29億元上升至港幣4.11億元，主要由於一般維修保養費用及行政費用，及折舊及攤銷費用的增加。由於根據集團會計政策，收費公路及額外投資成本的折舊及攤銷費用是根據各合營企業實際車流量與剩餘期間的預期車流總量比率所計算，因此較預期強勁的車流量增長令本年度的折舊及攤銷費用增加了港幣4,300萬元。另外，由於低利率環境及以股份發行之所得款項償還了部份銀行貸款，財務成本由港幣2.01億元減少25%至港幣1.51億元。集團的有效税率由4.3%降至2.9%，所得税開支由港幣2,500萬元減少11%至港幣2,200萬元。

資金流動性及財務資源

回顧本財政年度，集團償還了港幣5.61億元銀行貸款及港幣5.43億元控股公司之貸款。由於其資產能帶來穩定的現金流及集團上市後股東資金得以擴大，集團改善了其資產負債比率，由二零零三年財政年度的51%至二零零四年財政年度的37%。集團亦改善了其淨債務總額對比股東權益比率，由二零零三年的104%至二零零四年的35%。

集團對財務及資金管理採用審慎之庫務政策。資金流動及財務資源狀況均作定期審查以便減少資金成本及提高財務資產的回報。

集團之資產負債比率如下：

	於六月三十日	
	二零零三年 港幣百萬元	**二零零四年 港幣百萬元**
股東權益	5,846(1)	**9,180**
債務總額	6,380(1)	**5,719**
淨債務總額 (2)	6,079	**3,255**
資產總額	12,487	**15,338**
債務總額對比資產總額	51%	**37%**
淨債務總額對比股東權益	104%	**35%**

附註：

(1) 假設將港幣45億元控股公司貸款於二零零三年六月三十日資本化為股東權益；

(2) 淨債務總額為債務總額扣除銀行結餘和現金、經抵押銀行存款及債務證券投資。

集團於二零零四年六月三十日之銀行貸款之還款期對比二零零三年六月三十日，載列如下:



集團（未合併）
合營企業
（按比例分佔）
43%
57%
0%
6%
44%
50%
4%
31%
65%
一年內
一年後
一年內
二至五年
五年後
於二零零三年
六月三十日
於二零零四年
六月三十日
於二零零三年
六月三十日
於二零零四年
六月三十日

銀行貸款 *（港幣百萬元）*	372	–	4,621	**4,786**

本集團於二零零四年六月三十日未有任何未經合併的銀行貸款(二零零三年六月三十日: 港幣3.72億元)。合營企業之借貸以美元及人民幣為單位及按浮動利率計算。

截至二零零四年財政年度，集團(經按比例分佔)之銀行借貸平均年利率為2.5%(二零零三年：2.7%)。

資產抵押

本年內，西綫合營企業之65%路費徵收權及部份資產已抵押。作為授予共同控制個體之一般銀行貸款融資之抵押。資產抵押詳情載列於財務報告表附註35 。

資本承擔

資本承擔詳情載列於財務報告表附註34 。

或然負債

本年內，本集團的或然負債沒有重大變更。

董事會同寅謹將本公司及本集團截至二零零四年六月三十日止年度之業務報告及經審核之賬目呈覽。

主要業務

本公司主要業務為透過其於中華人民共和國（「中國」）成立之共同控制個體在中國倡議、推動、發展及經營策略性重點高速公路、隧道、橋樑及相關基建項目。

業績

本集團截至二零零四年六月三十日止年度之業績載於第39頁之綜合收益表內。

股息

董事會建議派發末期股息每股港幣12.5仙（二零零三年：無），連同已於二零零四年三月二十五日派發之中期股息每股港幣10仙，全年股息總額為每股港幣22.5仙（二零零三年：無）。誠如本公司於二零零三年七月二十八日刊發之招股章程中所述之建議派發之股息金額相同。建議派發之股息已列入財務報告表內。

主要項目及事項

有關本集團主要項目之詳情及本年度發生之重要事項，已詳列於第14頁至第25頁之「業務回顧」段內。

股本

本年度本公司之股本詳情載列於財務報告表附註21。

儲備金

本年度本集團儲備金之變動詳情載列於綜合權益變動報表及財務報告表附註22。

捐款

本年度本集團之慈善及其他捐款合共港幣1,000,000元。

固定資產

本年度本集團之物業及設備之變動載列於財務報告表附註12。

主要客戶及供應商

本集團之主要業務為於中國倡議、推動、發展及經營策略性重點高速公路、隧道、橋樑及相關基建項目，就其業務性質而言，並無主要客戶及供應商。

購回、出售或贖回股份

除本公司之證券於聯交所上市前之企業重組外，本公司或其任何附屬公司於本年度並無購回、出售或贖回本公司股份。

董事

於本報告日在職董事芳名載於年報內第36頁。根據本公司之組織章程，胡應湘爵士、何炳章先生、胡文新先生及陳志鴻先生於即將召開之股東週年大會中依章告退，惟願膺選連任。 年內董事變更及訂立之職銜如下:

胡應湘爵士	（於二零零三年七月三日委任為執行董事及主席）
何炳章先生	（於二零零三年七月三日委任為執行董事及副主席）
胡文新先生	（職銜於二零零三年七月三日訂為董事總經理）
陳志鴻先生	（職銜於二零零三年七月三日訂為董事副總經理）
梁國基工程師	（於二零零三年七月三日委任為執行董事）
黃禮佳先生	（於二零零三年七月三日委任為執行董事）
賈呈會先生	（於二零零三年七月三日委任為執行董事）
葉思明先生	（於二零零三年七月三日委任為執行董事）
費宗澄先生	（於二零零三年七月十日委任為獨立非執行董事）
藍利益先生	（於二零零三年七月十日委任為獨立非執行董事）
中原紘二郎先生	（於二零零三年七月十日委任為獨立非執行董事）
嚴震銘先生	（於二零零三年七月十日委任為獨立非執行董事）

董事簡介

於本報告日本公司在職董事的簡介載於年報內第10頁至第13頁。

高級行政人員

李啟清小姐為合資格會計師，現年34歲，於二零零四年一月獲委任為本公司項目財務經理，彼負責監察本公司及其附屬公司之財務管理及會計活動，以及財務匯報等工作。彼為香港會計師公會會員及英國特許公認會計師公會資深會員。

集團各項業務分別直接由執行董事直接管轄，故各執行董事亦被視為集團之高級行政人員。

董事會報告書 *(續)*

董事於重要合約之利益

於本年度終結日或年內任何時間，本公司或其任何附屬公司概無訂立與本公司各董事直接或間接擁有重大利益關係之重要合約。

董事於股份、相關股份及債券之權益

截至二零零四年六月三十日，本公司各名董事及最高行政人員對本公司或本公司任何聯營法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）任何股份、相關股份或債券擁有之權益及淡倉中，已根據證券及期貨條例第352條須記錄於本公司存置之登記冊內者，或其他根據上市公司董事進行證券交易之標準守則（「標準守則」）而須通知本公司及聯交所者，其詳情如下：

(A) 本公司[i]

		股本衍生工具相關股份[ii] (即認股權證)					
董事	*股份*	*個人權益 (實益擁有)*	*家屬權益 (配偶及18歲以下子女之權益)*	*公司權益[iii] (受控制公司擁有之權益)*	*其他權益*	*總權益*	*佔已發行股本之百分比*
胡應湘	300,000 [iv]	6,249,403	2,191,000 [iv]	11,124,999	3,068,000 [v]	22,933,402	0.80%
何炳章	–	1,936,000	24,600	205,000	–	2,165,600	0.08%
胡文新	100,000 [vi]	2,435,000	–	82,000	–	2,617,000	0.09%
梁國基	–	1,000	–	–	–	1,000	0.00%
中原紘二郎	–	1,067	–	–	–	1,067	0.00%

附註：

(i) *於本公司之所有股份及股本衍生工具相關股份之權益均為長倉。各名董事或最高行政人員概無持有任何本公司之股份及股本衍生工具相關股份之淡倉。*

(ii) *於本公司股本衍生工具相關股份之權益均為長倉。於本公司股本衍生工具相關股份之權益為本公司認股權證賦予之權利，可以港幣4.18元（相等於發售價（可予調整）之初步認購價）認購本公司股份，該權利可於二零零三年八月六日起三年內行使。*

(iii) *此等公司權益由一間公司實益擁有，而根據證券及期貨條例，有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。*

(iv) *300,000股股份及2,191,000股認股權證之相關股份等權益，代表胡應湘爵士之妻子胡爵士夫人郭秀萍太平紳士之權益。*

(v) *其他權益3,068,000股認股權證之相關股份代表由胡應湘爵士及胡爵士夫人郭秀萍太平紳士共同持有之權益。*

(vi) *100,000股股份代表胡文新先生個人實益擁有之權益。*

(B) 聯營法團

(a) 合和實業有限公司(「合和實業」)

董事	合和實業股份 個人權益 (實益擁有)	家屬權益 (配偶及18歲以下子女之權益)	公司權益(i) (受控制公司擁有之權益)	其他權益	股本衍生工具相關股份(ii) (即優先認股權)	總權益	佔已發行股本之百分比
胡應湘	63,494,032	21,910,000(iii)	111,250,000	30,680,000	8,000,000	235,334,032	26.62%
何炳章	25,360,000	246,000	2,050,000	–	–	27,656,000	3.13%
胡文新	24,450,000	–	820,000	–	2,400,000	27,670,000	3.13%
中原紘二郎	10,671	–	–	–	–	10,671	0.00%
梁國基	10,000	–	–	–	–	10,000	0.00%
藍利益	90,000	–	–	–	–	90,000	0.01%
陳志鴻	–	–	–	–	1,000,000	1,000,000	0.11%
賈呈會	–	–	–	–	800,000	800,000	0.09%

附註：

(i) 合和實業股份為公司權益由一間公司實益擁有，而根據證券及期貨條例，本公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(ii) 此等股本衍生工具相關股份代表合和實業根據其於一九九四年十月十一日採納之優先認股權計劃(該計劃現已終止，然而於終止計劃前所授予之所有尚未行使之認股權，將繼續有效)，授予本公司董事認股權權益以認購合和實業股份，其進一步之詳情載列如下：

董事	授出日期	尚未行使之優先認股權數目	行使價每股(港幣)	優先認股權之行使期
胡應湘	09/09/2003	8,000,000	9.55	09/03/2004 – 09/09/2008
胡文新	03/04/2002	2,400,000	6.15	03/10/2002 – 02/10/2005
陳志鴻	02/04/2002	1,000,000	6.15	02/10/2002 – 01/10/2005
賈呈會	02/04/2002	800,000	6.15	02/10/2002 – 01/10/2005

(iii) 家屬權益21,910,000股合和實業股份代表胡應湘爵士之妻子胡爵士夫人郭秀萍太平紳士人之權益。

(b) 廣深高速公路(控股)有限公司(「廣深高速公路公司」)

(i) 胡文新先生透過持有多間公司三分之一或以上股東大會投票權而實益擁有廣深高速公路公司發行之二零零四年到期(年息為$9^7/_8$%)之票據(已於二零零四年八月十五日到期)，該票面金額為美金4,850,000元。

(ii) 藍利益先生實益擁有廣深高速公路公司發行之二零零四年到期(年息為$9^7/_8$%)之票據(已於二零零四年八月十五日到期)，該票面金額為美金400,000元。

所有上述於聯營法團持有之股份、股本衍生工具相關股份及債券之權益均為長倉。

除上述所披露外，截至二零零四年六月三十日，本公司各名董事或最高行政人員概無持有本公司聯營法團之任何股份、相關股份及債券之權益或淡倉，並根據證券及期貨條例第352條須記錄於本公司存置之登記冊內者，或根據標準守則規定須通知本公司及聯交所者之權益及淡倉。

退休及公積金計劃

為遵守強制性公積金計劃(「強積金」)條例之規定,本集團已成立有關之強積金計劃。本集團及僱員須各自向該計劃作出相等於僱員有關入息的5%供款,而有關入息的上限為每月港幣20,000元。本集團於年內就強積金計劃所作出之供款共約港幣331,000元。

優先認股權

本公司之優先認股權計劃(「認股權計劃」)是由當時之唯一股東於二零零三年七月十六日以書面決議案批准,及經合和實業有限公司股東於二零零三年七月十六日舉行之股東特別大會上批准。認股權計劃旨在以一個靈活之方式,讓本公司向參與者提供鼓勵、獎勵、酬金、補償及/或提供利益及就董事會可不時批准之該等其他目的。參與者包括(i)本集團各成員公司之任何執行或非執行董事(包括獨立非執行董事)或任何僱員;(ii)由本集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象;(iii)本集團各成員公司之任何顧問、專業人士及其他諮詢人;(iv)本公司任何最高行政人員或主要股東;(v)本公司董事、最高行政人員或主要股東之任何聯繫人;及(vi)本公司主要股東之任何僱員。

在認股權計劃下,本公司不能因行使根據認股權計劃及任何其他認股權計劃將予授出之所有認股權而可能將予發行之股份總數,除獲取股東之重新批准外,合共不得超過緊隨售股完成後已發行股份總數之10%。在認股權計劃下,任何一名參與者之最高配額,是指於任何十二個月期間內不得超過已發行股份總數之1%。於本報告日,根據認股權計劃可予發行的股份總數合共288,000,000股(佔本公司發行股本之9.998%)。

認股權可予行使之期限將由本公司董事會全權釐定,惟認股權必須及於授出日期起計十年內行使。認股權須於授予認股權日期28天內接納。接納認股權時須支付之款項為港幣1元。認購股份之行使價須於行使認股權時全數繳足。

任何特定認股權之行使價為本公司董事會於授出有關認股權時可酌情釐定之價格,並須通知參與者,惟行使價不得少於(a)股份於承接人接納建議日期 (或倘該日期並非一營業日,則為下一個營業日(「授出日期」))的收市價(以聯交所日報表所載為準);(b)股份於緊接授出日期前五個營業日的平均收市價(收市價同樣以聯交所日報表所載為準);及(c) 本公司建每股股份之面值(以最高者為準)。

認股權計劃將於二零一三年七月十五日屆滿。自從採納認股權計劃，本公司並無授出任何認股權。

收購股份或債券之安排

除於上文標題為「董事於股份、相關股份及債券之權益 — 本公司」一段所披露者外，本公司或其任何附屬公司於截止二零零四年六月三十日止年度內概無參與任何安排，使本公司各董事得以藉購入本公司或其他公司之股份或債券而獲益。此外，各董事、其配偶及其18歲以下之子女並無權利認購本公司之證券及行使此權利。

僱員及薪酬政策

於二零零四年六月三十日，本集團全職僱員人數為42人，香港36人及中國6人。本集團參考市場情況及個別表現向本公司的僱員提供競爭性的薪酬待遇。此外，本集團亦為僱員提供多項福利包括醫療及個人意外保險保障。為維持員工效率，本集團為僱員持續提供訓練計劃，旨在提高僱員的工作效率。

董事之服務合約

於即將召開之股東週年大會上擬重選連任之董事與本公司或其任何附屬公司並無簽訂任何該僱任公司不作出賠償（除法定賠償外）而不可於一年內終止之服務合約。本公司之所有獨立非執行董事均受任於固定任期，該任期終於各董事與本公司議定之其他日期。但彼等須依本公司之組織章程規定於本公司股東週年大會輪值告退。

管理合約

於本年度終結日或年內任何時間，本公司並無簽訂或存在有關管理或經營本公司全部或任何主要部份業務之重要合約。

主要股東

截至二零零四年六月三十日，就各董事所知，佔有本公司股份及相關股份權益之股東(本公司董事及主要行政人員除外)，均按證券及期貨條例第336條之規定須記錄於本公司存置之登記冊內者，其詳情如下：

名稱	*身份*	*股份數目 (公司權益)*	*佔已發行股本之百分比*
Anber Investments Limited	實益擁有之權益	2,160,000,000 [i]	74.985%
Delta Roads Limited	受控制公司擁有之權益	2,160,000,000 [i]	74.985%
Dover Hills Investments Limited	受控制公司擁有之權益	2,160,000,000 [i]	74.985%
Supreme Choice Investments Limited	受控制公司擁有之權益	2,160,000,000 [i]	74.985%
合和實業有限公司	受控制公司擁有之權益	2,160,000,000 [i]	74.985%

附註：

(i) 2,160,000,000股份由 Delta Roads Limited全資擁有之Anber Investments Limited持有，而Dover Hills Investments Limited全資擁有Delta Roads Limited。Supreme Choice Investments Limited全資擁有Dover Hills Investments Limited，而Supreme Choice Investments Limited由合和實業有限公司全資擁有。Anber Investments Limited、Delta Roads Limited、Dover Hills Investments Limited、Supreme Choice Investments Limited及合和實業有限公司所持之權益均為長倉。根據證券及期貨條例，Anber Investments Limited、Delta Roads Limited、Dover Hills Investments Limited、Supreme Choice Investments Limited及合和實業有限公司所持有之權益為同一批股份，故彼此之權益均被視為對方之權益。

除上述所披露外，截至二零零四年六月三十日，本公司並無接獲通知超過本公司已發行股本5%或以上並記錄在按證券及期貨條例第336條設立之登記冊中之任何其他權益。

優先購買權

本公司之組織章程細則或開曼群島法例並無就優先購買權訂立規定，致使本公司須按比例向現有股東提呈發售新股。

最佳應用守則

自本公司於二零零三年八月六日在聯交所上市後，及截至二零零四年六月三十日止年度內，本公司皆遵守聯交所證券上市規則(「上市規則」)附錄十四所載之最佳應用守則。

審核委員會

本公司於二零零三年七月十六日設立一個審核委員會，並已根據上市規則附錄十四所載之最佳應用守則，以書面清楚列出該委員會之職能及責任。審核委員會之基本責任是檢討和監察本集團之財務匯報程序及內部監控制度。審核委員會由三名獨立非執行董事組成，包括委員會主席藍利益先生及成員中原紘二郎先生及費宗澄先生。審核委員會與管理層已共同檢討本集團採納之會計準則及主要政策，並討論賬項審核及財務匯報等事宜，當中亦包括審閱本集團未經審核的中期財務報告表及經審核的全年財務報告表。

公眾持股量

截至本報告日止，可提供本公司之公開資料及就本公司董事所知，本公司的已發行股份根據上市規則規定有足夠並超過25%的公眾持股量。

結算日後事項

結算日後事項之詳情載列於財務報告表附註37。

核數師

於即將召開之股東週年大會上，本公司將會提呈一決議案續聘德勤•關黃陳方會計師行為本公司核數師。

承董事會命

胡應湘爵士 GBS, KCMG, FICE
主席

香港，二零零四年九月六日

董事會
胡應湘爵士 GBS, KCMG, FICE
主席
何炳章先生
副主席
胡文新先生
董事總經理
陳志鴻先生
董事副總經理
梁國基工程師
黃禮佳先生
賈呈會先生
葉思明先生
費宗澄先生#
藍利益先生#
中原紘二郎先生#
嚴震銘先生#
 # 獨立非執行董事

審核委員會
藍利益先生,
主席
中原紘二郎先生
費宗澄先生

公司秘書
李業華先生

註冊辦事處
P.O. Box 309GT,
Ugland House, South Church Street,
George Town, Grand Cayman,
Cayman Islands

主要營業處
香港灣仔皇后大道東183號
合和中心64樓
64-02室
電話：(852) 2528 4975
圖文傳真：(852) 2861 2068, (852) 2861 0177

法律顧問
胡關李羅律師行

核數師
德勤 • 關黃陳方會計師行

主要往來銀行+
中國農業銀行香港分行
中國銀行(香港)有限公司
中國銀行廣東省分行
中國建設銀行廣東省分行
香港上海匯豐銀行有限公司
中國工商銀行(亞洲)有限公司
+ 名稱以英文字母次序排列

開曼群島股份及認股權證過戶及登記處
Bank of Bermuda (Cayman) Limited
P.O. Box 513 G.T., Strathvale House
North Church Street, George Town
Grand Cayman, Cayman Islands

香港股份及認股權證過戶及登記處
香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712-1716室
電話：(852) 2862 8628
圖文傳真：(852) 2529 6087

上市資料
香港聯合交易所有限公司
普通股 (股份代號：737)
認股權證 (證券代號：951)

美國預託證券
CUSIP編號	439554106
交易符號	HHILY
普通股與美國預託證券相比率	1: 10
託管銀行	美國花旗銀行

投資者關係
ir@hopewellhighway.com

公司網址
www.hopewellhighway.com

財務報表

Deloitte.
德勤

致合和公路基建有限公司各股東
(於開曼群島註冊成立之有限公司)

本核數師行已完成審核刊於第39頁至72頁按照國際財務申報準則編製之財務報告表。

董事及核數師各自之責任

貴公司董事須負責編製真實與公平之財務報告表。在編製該等財務報告表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報告表作出獨立意見，並將此意見僅向股東（作為法人）報告，而不作其他用途，本行不對任何其他人仕就本報告內容負責或承擔責任。

意見之基礎

本行乃按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告表時所作出之重大估計及判斷、所釐定之會計政策是否適合　貴集團之具體情況及有否貫徹運用並足夠披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充分之憑證，就該等財務報告表是否存有重要錯誤陳述，作出合理之確定。在作出意見時，本行亦已衡量該等財務報告表所載資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

意見

本行認為該等財務報告表均真實與公平地反映　貴集團於二零零四年六月三十日結算時之財務狀況及　貴集團截至該日止年度之溢利及現金流動，並已按照香港公司條例之披露要求妥善編製。

德勤 • 關黃陳方會計師行
執業會計師
香港
二零零四年九月六日

綜合收益表

截至二零零四年六月三十日止年度

	附註	二零零三年 港幣千元	**二零零四年 港幣千元**
營業額	3	1,030,350	**1,244,950**
其他營運收入	4	68,055	**89,188**
收費公路營運費用		(87,803)	**(109,158)**
折舊及攤銷費用		(186,310)	**(229,317)**
一般及行政費用		(54,864)	**(72,658)**
經營業務溢利	5	769,428	**923,005**
財務成本	6	(200,628)	**(150,797)**
除税前溢利		568,800	**772,208**
所得税開支	7	(24,740)	**(22,071)**
除税後溢利		544,060	**750,137**
少數股東權益		(10,981)	**(15,362)**
年內溢利		533,079	**734,775**
股息	8	—	**648,131**
		港仙	**港仙**
每股溢利	9		
一基本		24.68	**26.15**
一攤薄		不適用	**26.11**

綜合資產負債表

二零零四年六月三十日結算

	附註	二零零三年 港幣千元	**二零零四年 港幣千元**
資產			
非流動資產			
物業及設備	12	9,000,553	**9,678,199**
於共同控制個體之額外投資成本	13	1,900,258	**1,860,952**
發展中收費公路項目之投資	15	151,237	**37,889**
借予共同控制個體之貸款	16	1,014,416	**1,149,731**
證券投資－於一年後到期	17	–	**711,398**
		12,066,464	**13,438,169**
流動資產			
存貨		1,928	**2,269**
其他應收款、按金及預付款項		71,406	**82,666**
應收合營企業夥伴之利息	18	45,813	**63,001**
證券投資－於一年內到期	17	–	**1,046,195**
經抵押銀行存款	19	117,983	**319,211**
銀行結餘及現金	19	183,310	**386,645**
		420,440	**1,899,987**
資產總額		12,486,904	**15,338,156**
股東權益及負債			
資本及儲備			
股本	21	312	**288,059**
儲備	22	1,346,169	**8,891,708**
		1,346,481	**9,179,767**
少數股東權益		29,714	**32,239**
非流動負債			
銀行及其他貸款－於一年後到期	23	4,662,467	**4,710,522**
合營企業夥伴提供之貸款	24	719,502	**837,512**
應付控股公司金額	25	5,043,452	**–**
遞延税項負債	26	116,405	**138,289**
		10,541,826	**5,686,323**

綜合資產負債表(續)

二零零四年六月三十日結算

	附註	二零零三年 港幣千元	**二零零四年 港幣千元**
流動負債			
其他應付款、應付費用及已收按金		53,425	**188,673**
銀行及其他貸款－於一年內到期	23	426,406	**170,823**
應付一共同控制個體之利息	27	55,599	**77,364**
應付其他利息－於一年內到期	28	33,403	**2,967**
税務負債		50	**－**
		568,883	**439,827**
負債總額		11,110,709	**6,126,150**
股東權益及負債總額		12,486,904	**15,338,156**

胡文新
董事

葉思明
董事

綜合權益變動報表

截至二零零四年六月三十日止年度

	股本 港幣千元	股本溢價 港幣千元	法定儲備 港幣千元 (附註22)	換算儲備 港幣千元	股息 儲備金 港幣千元	保留溢利 港幣千元	總計 港幣千元
於二零零二年 七月一日之結餘	312	–	22,884	22,580	–	775,324	821,100
在香港以外地區之 營運之匯兌差額 (未於收益表確認)	–	–	–	(7,698)	–	–	(7,698)
年內溢利	–	–	–	–	–	533,079	533,079
保留溢利之攤分	–	–	33,580	–	–	(33,580)	–
於二零零三年 六月三十日之結餘	312	–	56,464	14,882	–	1,274,823	1,346,481
在香港以外地區之 營運之匯兌差額 (未於收益表確認)	–	–	–	(5,794)	–	–	(5,794)
以溢價作配售及公開 發售之新股發行	72,000	2,937,600	–	–	–	–	3,009,600
透過行使認股權證 以溢價作股份發行	59	2,407	–	–	–	–	2,466
新股發行之費用	–	(119,717)	–	–	–	–	(119,717)
應付控股公司款項資本化 的股份發行	215,688	4,284,312	–	–	–	–	4,500,000
年內溢利	–	–	–	–	–	734,775	734,775
中期股息	–	–	–	–	–	(288,044)	(288,044)
保留溢利之攤分	–	–	20,096	–	–	(20,096)	–
擬派截至二零零四年 六月三十日止年度 股息	–	–	–	–	360,087	(360,087)	–
於二零零四年 六月三十日之結餘	**288,059**	**7,104,602**	**76,560**	**9,088**	**360,087**	**1,341,371**	**9,179,767**

綜合現金流量表

截至二零零四年六月三十日止年度

	二零零三年 港幣千元	**二零零四年 港幣千元**
經營業務		
除稅前溢利	568,800	**772,208**
經調整：		
利息費用	199,729	**150,760**
利息收入	(49,893)	**(115,950)**
匯兌虧損，淨額	1,236	**3,183**
折舊及攤銷費用	186,310	**229,317**
物業及設備註銷	—	**7**
持有至到期債務證券溢價之攤銷	—	**48,087**
未計營運資金變動前之經營業務現金流動	906,182	**1,087,612**
存貨減少(增加)	3,136	**(341)**
其他應收款、按金及預付款項減少	92,112	**25,654**
其他應付款、應付費用及已收按金增加	4,036	**135,248**
經營業務產生之現金	1,005,466	**1,248,173**
已收利息	6,369	**8,837**
已付所得稅	(235)	**(237)**
來自經營業務現金淨額	1,011,600	**1,256,773**
投資業務		
購買物業及設備	(96,265)	**(811,115)**
出售物業及設備所得款項	4,313	**—**
於共同控制個體之額外投資成本	(3,109)	**—**
償還於共同控制個體之額外投資成本	5,057	**—**
償還發展中收費公路項目投資之款項	270,966	**—**
增加借予共同控制個體之貸款	—	**(81,706)**
償還借予共同控制個體之貸款	220,876	**16,001**
購買持有至到期債務證券	—	**(2,091,378)**
贖回期滿持有至到期債務證券	—	**243,828**
持有至到期債務證券之已收利息	—	**72,095**
經抵押銀行存款增加	(56,370)	**(201,228)**
來自(用於)投資業務現金淨額	345,468	**(2,853,503)**
融資活動		
股份發行之所得款項淨額	—	**2,892,349**
新增銀行及其他貸款	240,210	**353,250**
增加合營企業夥伴貸款	—	**138,474**
償還銀行及其他貸款	(576,727)	**(560,778)**
償還合營企業夥伴貸款	(26,799)	**(20,762)**
償還控股公司之款項	(667,859)	**(543,452)**
已付利息	(178,664)	**(158,135)**
已付中期股息	—	**(288,044)**
已付少數股東之股息	—	**(12,837)**
(用於)來自融資活動現金淨額	(1,209,839)	**1,800,065**
現金及現金等值物增加淨額	147,229	**203,335**
年初現金及現金等值物	36,206	**183,310**
外匯率變動影響	(125)	**—**
年末現金及現金等值物		
銀行結餘及現金	183,310	**386,645**

1. 集團重組及財務報告表之編製基準

本公司於二零零三年一月十四日在開曼群島根據開曼群島公司法註冊成立為一家獲豁免有限公司。本公司之最終控股公司是合和實業有限公司，是一間於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。

本公司乃一間投資控股公司。其主要附屬公司及共同控制個體之主要業務詳情分別載列於附註32及14。

為籌備本公司股份於聯交所上市，本公司及其附屬公司(以下統稱「本集團」)曾進行一項集團重組(「集團重組」)，藉以精簡集團架構，並於二零零三年六月三十日成為本集團之控股公司。

二零零三年七月二十三日，本公司透過配發及發行2,156,879,750股每股面值港幣0.1元，按面值以入賬列為繳足股款方式，將應付控股公司金額港幣45億元資本化(「資本化發行」)。

二零零三年八月五日，本公司透過一項首次公開售股以配售及公開發售方式，按每股港幣4.18元發行720,000,000股每股面值港幣0.1元之新股，以換取現金。

本公司股份已於二零零三年八月六日在聯交所上市。

集團重組後，本集團被視為一持續經營實體。因此，二零零三年六月三十日結算之綜合資產負債表乃按合併會計基準編製。

二零零三年六月三十日止年度之綜合收益表乃按合併基準並擬以現行架構於該年內存在而編製。

集團的共同控制個體之記賬本位為人民幣，但集團之財務報告表以港元呈報，董事認為此呈報對現行及潛在投資者較為有用。

2. 主要會計政策

財務報告表乃根據歷史成本慣例及按國際財務申報準則編製。採納之主要會計政策如下：

綜合賬目之基準

綜合財務報告表納入本公司及其附屬公司及共同控制個體截至各結算日所作之財務報告表。

附屬公司之經營業績及少數股東應佔權益於綜合收益表中入賬。共同控制個體之經營業績如下文所述按比例綜合賬目方式入賬。

2. 主要會計政策（續）

附屬公司

附屬公司乃本公司控制其經營之該等個體。倘本公司有權管理接受投資之企業之財務及經營政策藉此從其業務中獲益，即達致控制。

於共同控制個體之權益

合營企業乃一項合約性安排，根據安排，本集團及其他各方共同經營一項各方共同控制之商業業務。

涉及成立各企業均有權益之個別個體之合營企業安排列作共同控制個體。本集團根據有關合營企業安排指定之溢利攤分比率使用比例綜合報告其於共同控制個體之權益。本集團應佔共同控制個體收入、開支、資產及負債（本集團與共同控制個體間之交易及結餘除外）與等值項目按逐項基準於綜合財務報告表中合併。倘為本集團應佔共同控制個體有關收入、開支、應收款項及應付款項，本集團與共同控制個體間之交易及結餘對銷。因共同控制個體之交易產生之未實現損益與本集團於共同控制個體之權益對銷（倘作為轉讓資產減值證據之未實現虧損除外）。

於共同控制個體之額外投資成本

本集團已就建造及發展共同控制個體經營之收費公路產生額外發展開支（「額外發展成本」），且該等個體並無入賬。按比例綜合賬目時，該等成本之一部分乃根據本集團於共同控制個體之權益計算，並計入收費公路之成本內。該等成本餘下部分以共同控制個體之額外投資成本列賬，及按有關共同控制個體折舊其收費公路時採納之相同基準攤銷。

於出售共同控制個體時，應佔未攤銷額外發展成本之款額將予計入以計算出售時之溢利或虧損。

物業及設備

物業及設備乃按成本值減累計折舊及減值虧損（倘適用）入賬。改良工程項目以資本化入賬，而維修及保養則於產生時在收益表中扣除。

在建工程在有關資產之工程完成前不作折舊計提。

收費公路之成本包括本集團按比例分佔之(i)共同控制個體之財務報告表中記錄之收費公路建造成本及(ii)額外發展成本。收費公路成本中並無計入之額外發展成本餘額已獨立呈列作為共同控制個體之額外投資成本。

2. 主要會計政策（續）

物業及設備（續）

由收費公路之商業經營之開始日期起，收費高速公路之折舊乃在各共同控制個體各自之剩餘期間根據實際車流量比率與由管理層估計或經參考獨立交通顧問編製之交通預測報告後，預期之車流總量相比計算以撇銷其成本。

其他物業及設備之折舊乃於其估計使用年期以直線法按每年20%計算以撇銷其成本。

因出售資產或資產報廢所產生之損益，為該資產之銷售所得款項與賬面值之差額，並於收益表中確認入賬。

收益確認

經營收費公路之收費收入於使用時及收取收費時確認入賬。

對共同控制個體之資本出資及貸款之利息收入乃根據合營企業協議所載之適用利率確認入賬。

其他利息收入乃參考未償還本金根據實際適用利率按時間基準入賬。

租金收入（主要包括出租收費公路下之空間及出租機器及設備予當地承包商之收入）按直線基準於有關租約年期確認入賬。

租賃

根據經營租約之應付租金於有關租約年期按直線基準在收益表中列支。

外幣

以外幣進行之交易初步以交易當日之匯率記錄。以該等貨幣結算之貨幣資產及負債按結算日之匯率再進行換算。匯兌產生之損益均計入年內之純利或虧損淨額中。

於綜合賬目時，本集團在香港以外地區之營運及共同控制個體之資產及負債以結算日之匯率換算。收入及開支項目按年內平均匯率換算。所產生之匯兌差額（如有）列作股東權益及轉移至本集團之換算儲備中。該等換算差額於出售經營業務期間之收入或開支確認。

收購外國實體所產生之商譽及公允價值調整列作外國實體之資產及負債處理，並按結算日之匯率換算。

2. 主要會計政策（續）

借貸成本

因收購、興建或生產需要長時間籌備方可供其擬定用途或銷售之合資格資產所產生之直接借貸成本，計入該等資產之成本中，直至該等資產已大致上可供其擬定用途或銷售。在合資格資產產生支出前，臨時投資於該等特定借貸所賺取之投資收入，乃在該等資產之成本中扣除。

其他借貸成本按其產生期間之溢利或虧損淨額確認入賬。

退休福利成本

向界定供款退休福利計劃所作之供款於到期時列作開支扣除。向退休福利計劃所作之供款列作向界定供款計劃作出供款處理，而本集團及共同控制個體根據計劃之責任相等於界定供款退休福利計劃所產生之責任。

稅項

所得稅開支指目前應付稅項及遞延稅項總數。

目前應付稅項乃根據年內業績計算。收益表所報之應課稅溢利與純利有所不同，因為它包括其他年度之應課稅或可扣除收入或開支項目，而它進一步不包括不可課稅或扣除之項目。

遞延稅項是財務報告表中資產及負債之賬面值與用以計算應課稅溢利之有關稅基間之差額之預期應付或可收回稅項，並以結算日負債法入賬。遞延稅項負債一般確認所有應課稅臨時差額，倘可能出現應課稅溢利而可扣除可使用臨時差額，遞延稅項資產即確認入賬。倘臨時差額乃有關商譽（或負商譽）或來自一項不影響應課稅溢利或會計溢利之交易之其他資產及負債之初步確認（業務合併除外），該等資產及負債不會確認入賬。

遞延稅項負債乃就投資附屬公司及共同控制個體產生之應課稅臨時差額，惟倘本集團可以控制此臨時差額之回撥，並可能在可預見將來不會撥回則除外。

遞延稅項資產之賬面值，會於各結算日進行覆核，若應課稅溢利金額於日後不足以令遞延稅項資產全部或部份收回，則其賬面值會相應減少。

遞延稅項按預期應用於資產變現或清償負債之稅率計算。遞延稅項於收益表中扣除或入賬，倘其所關於之項目直接於權益中扣除或入賬除外，在此情況下，遞延稅項亦於權益中處理。

2. 主要會計政策（續）

減值

於各個結算日，本集團審核其有形及無形資產之賬面值，以決定是否顯示該等資產蒙受減值虧損。倘出現減值跡象，便會估計資產之可收回金額，以決定減值虧損之程度（如有）。若無法估計個別資產之可收回金額，本集團會估計該項資產所屬之賺取現金單位之可收回金額。

可收回金額乃售價淨額及使用價值之較大者。在評估使用價值時，估計未來現金流動按稅前貼現率貼現為其現值，以反映現時市場對金錢時間值之評估及該資產特有之風險。

倘估計一項資產（或賺取現金單位）之可收回金額少於其賬面值，則將該資產（賺取現金單位）之賬面值減至其可收回金額。減值虧損予以即時確認為支出。

若其後將減值虧損撥回，資產（賺取現金單位）之賬面值將增至其可收回金額之經修訂估計值，但該增加後賬面值不會超過假設往年度沒有就該資產（賺取現金單位）確認虧損而釐定之賬面值。撥回減值虧損予以即時確認為收入。

存貨

存貨（指物料、零件及其他易耗存貨）按成本值減過時撥備（如有）列賬。成本包括所有採購成本及促使存貨達至現行地點及狀況之其他費用，並按先入先出方式計算。

財務工具

當本集團成為財務工具合約之一方，財務資產及財務負債即確認於本集團資產負債表中。

證券投資

證券投資根據交易日準則並首先以包括交易費用在內的成本入賬。

於往後之報告日，集團表明意向及有能力持有該債務證券直至到期日（「持有至到期債務證券」），此債務證券是以攤銷成本減任何減值虧損以反映預期未能收回之金額來釐定。持有至到期的債務證券，於購買時之折扣或溢價之年度攤銷將與其他收益匯總，以便每期收益均能反映投資的平均回報。

其他應收款、按金及預付款項

其他應收款、按金及預付款項按其面值（經對估計不可收回金額之適當撥備而減少）入賬。

銀行及其他貸款

計算計息之銀行及其他貸款按取得之所得款項減直接發出成本予以記錄。財務費用按應計制入賬，倘並未於財務費用產生期間予以償還，財務費用即加於金融工具之賬面值。

2. 主要會計政策（續）

其他應付款、應付費用及已收按金

其他應付款、應付費用及已收按金按其面值入賬。

3. 營業額及分類資料

營業額指本集團按比例收取之應佔共同控制個體已收及應收經扣除營業稅後之收費公路收入。

本集團只有一個業務分類，即透過其於中華人民共和國（「中國」）成立之共同控制個體在中國發展、經營及管理收費公路。

由於管理層認為本集團只有單一地區分類，故並無呈列地區分類分析。

4. 其他營運收入

	二零零三年 港幣千元	**二零零四年 港幣千元**
利息收入來自：		
共同控制個體	25,766	**18,688**
合營企業夥伴	17,758	**17,166**
銀行存款	6,369	**8,837**
持有至到期債務證券投資（已將持有至到期債務證券於購買時溢價攤銷約港幣48,087,000元扣減（二零零三年：無））	—	**23,172**
租金收入	5,891	**1,875**
共同控制個體償還營運費用	3,238	**4,400**
其他收入	9,033	**15,050**
	68,055	**89,188**

5. 經營業務溢利

	二零零三年 港幣千元	二零零四年 港幣千元
經營業務溢利已扣除下列各項：		
核數師酬金		
本年度	744	**1,009**
往年度撥備少計	—	**9**
	744	**1,018**
董事酬金（附註11）	2,682	**14,047**
匯兑虧損，淨額	1,236	**3,183**
其他員工成本（不包括董事）	46,001	**56,359**
於共同控制個體之額外投資成本之攤銷	32,102	**39,306**
折舊：		
收費公路	150,031	**185,336**
其他物業及設備	4,177	**4,675**
物業及設備註銷	—	**7**

6. 財務成本

	二零零三年 港幣千元	二零零四年 港幣千元
於下列各項之利息：		
銀行貸款	173,005	**125,104**
共同控制個體之貸款	21,653	**20,681**
合營企業夥伴之貸款	297	**298**
須於五年內全數償還之其他貸款	4,774	**4,677**
	199,729	**150,760**
其他財務費用	899	**37**
借貸成本總額	200,628	**150,797**

7. 所得稅開支

	二零零三年 港幣千元	**二零零四年 港幣千元**
中國所得稅	235	**237**
往年度所得稅撥備多計	—	**(50)**
遞延稅項(附註26)	24,505	**21,884**
	24,740	**22,071**

由於並無於香港產生應課稅溢利,故並無就香港利得稅作出撥備。

根據中國之有關法律及法規,本集團之共同控制個體有權獲得豁免若干中國所得稅及獲得稅務優惠。於中國,適用於外商投資企業應課稅溢利之一般稅率為33%,包括30%為標準國家稅率,3%為地方稅率。

根據廣東稅務局之批准,廣深珠高速公路有限公司(「廣深高速公路合營企業」)就其經營收費公路及有關服務設施(不包括酒店及娛樂設施)所產生之收入之應付外商企業所得稅率為15%,根據中國會計準則及稅務法規所計算,廣深高速公路合營企業有權由其首個獲利年度起計,獲豁免有關收入之外商企業所得稅五年。隨後五年,廣深高速公路合營企業將就有關收入之應付所得稅率享有50%之寬免。根據廣東稅務局另一項批文,廣深高速公路合營企業由其首個獲利年度起計,亦可獲豁免就經營收費公路及有關服務設施所產生之收入繳付之地方所得稅(目前稅率定為3%)十年。就中國稅項而言,廣深高速公路合營企業之首個獲利年度為截至二零零零年十二月三十一日止年度。

根據國家稅務局廣州分局之批准,廣州東南西環高速公路有限公司(「環城公路合營企業」)就經營收費公路之收入之應付外商企業所得稅率為15%。根據廣州市政府之批准,根據中國會計準則及稅務法規所計算,環城公路合營企業有權由首個獲利年度起獲豁免經營收費公路之收入之外商企業所得稅五年。隨後五年,環城公路合營企業將就應付外商企業所得稅率享有50%之寬免。就通行費營運及有關服務設施產生之收入而言,環城公路合營企業由首個獲利年度起計,亦可獲豁免繳付地方所得稅(目前稅率定為3%)十年。由於環城公路合營企業尚未錄得溢利,故就中國稅項而言,外商企業所得稅及地方所得稅之豁免到目前為止尚未生效。

廣東廣珠西綫高速公路有限公司(「西綫合營企業」)於本年為首個經營年度,並現正向有關稅務部門申請部份稅項豁免及寬減。由於共同控制個體並無產生應課稅溢利,故並無就中國所得稅作出撥備。

7. 所得稅開支（續）

年內之所得稅費用可按收益表中的除稅前溢利對賬如下：

	二零零三年 港幣千元	**二零零四年 港幣千元**
除稅前溢利	568,800	**772,208**
按33%之一般中國所得稅率計算之稅項	187,704	**254,829**
應計稅項：		
非應課稅收入	(3,668)	**(17,135)**
非扣減開支	41,764	**43,343**
合營企業稅項獲稅率減免之影響	(171,654)	**(232,655)**
共同控制個體臨時差額之差額稅率	(29,406)	**(26,261)**
往年度所得稅撥備多計	—	**(50)**
所得稅開支	24,740	**22,071**

8. 股息

	二零零三年 港幣千元	**二零零四年 港幣千元**
已付之中期股息每股港幣0.1元（二零零三年：無）	—	**288,044**
建議之末期股息每股港幣0.125元（二零零三年：無）	—	**360,087**
	—	**648,131**

董事會建議二零零四年財政年度之末期股息為港幣12.5仙，或共計金額約為港幣360,087,000元。末期股息需獲股東在週年股東大會上批准後生效，並未在財務報告表上反映。此金額將在二零零四年六月三十日之保留儲備上反映。建議之末期股息共計金額以財務報告表批准日之總發行股份數目為計算基準。

9. 每股溢利

每股基本溢利及攤薄後溢利之計算資料如下：

	二零零三年 港幣千元	**二零零四年 港幣千元**
作計算每股基本及攤薄後溢利之年內溢利金額	533,079	**734,775**

	二零零三年 股份數目	**二零零四年 股份數目**
作計算每股基本溢利之普通股之加權平均數	2,160,000,000	**2,809,376,020**
潛在攤薄普通股份：認股權證	—	**4,552,670**
作計算每股攤薄後溢利之普通股之加權平均數	2,160,000,000	**2,813,928,690**

作計算截至二零零三年六月三十日止年度之每股基本溢利的普通股之加權平均數，以股份可發行數目2,160,000,000股，假設公司股份於集團重組及資本化發行時於該年度年初發行。

於上年度內，沒有尚未行使之認股權證，每股攤薄後溢利不適用。

10. 退休福利計劃

於二零零三年及二零零四年六月三十日，本集團及共同控制個體之僱員總數分別為2,208名及2,448名。

於二零零四年六月三十日，本集團之僱員已參加由最終控股公司經營之強制性公積金(「強積金」)計劃。僱主及僱員各自按僱員有關月薪之百分之五對該等計劃作出強制性供款，有關月薪之上限為港幣20,000元。於二零零四年六月三十日，並無沒收之供款可削減未來之責任。本集團於本年度強積金計劃之供款約為港幣331,000元(二零零三年：港幣194,000元)。

本集團中國共同控制個體之僱員是由中國政府推行之國家管理退休福利計劃之成員。該等個體須按支薪開支之百分之十八向退休福利計劃作出供款。共同控制個體對退休福利計劃之唯一責任作出有關特定供款。本年度，本集團按比例分佔共同控制個體作出之供款約為港幣4,113,000元(二零零三年：港幣3,926,000元)。

11. 董事酬金及五位最高薪僱員

董事酬金

本集團向擔任本公司董事之人士支付之酬金詳情如下：

	二零零三年 港幣千元	**二零零四年 港幣千元**
袍金：		
執行董事	—	**960**
獨立非執行董事	—	**400**
	—	**1,360**
其他酬金（執行董事）：		
薪金及其他福利	2,194	**12,162**
花紅	464	**468**
退休福利計劃供款	24	**57**
	2,682	**12,687**
酬金總額	2,682	**14,047**

該等董事之酬金屬於下列組別：

	二零零三年 董事人數	**二零零四年 董事人數**
零至港幣1,000,000元	11	**6**
港幣1,500,001元至港幣2,000,000元	1	**4**
港幣2,000,001元至港幣2,500,000元	—	**1**
港幣3,000,001元至港幣3,500,000元	—	**1**

11. 董事酬金及五位最高薪僱員（續）

五位最高薪僱員之酬金

於二零零四年財政年度，集團之五位最高薪人士均為本公司董事，其酬金資料已載於以上披露。於二零零三年財政年度，集團之五位最高薪人士包括兩名本公司董事，其餘三名人士之個別酬金低於港幣1,000,000元，其資料如下：

	二零零三年 港幣千元	**二零零四年 港幣千元**
薪金及其他福利	1,742	–
退休福利計劃供款	36	–
酬金總額	1,778	–

在截至二零零四年六月三十日止兩年間，本集團並無向任何擔任本公司董事之人士或五位最高薪僱員支付酬金，作為鼓勵加入本集團或加入本集團之獎勵，或離職補償，亦並無擔任本公司董事之人士放棄任何酬金。

12. 物業及設備

	收費公路 港幣千元	汽車 港幣千元	家具、裝置及設備 港幣千元	在建工程 港幣千元	總計 港幣千元
按成本值					
於二零零三年七月一日	9,741,852	20,542	12,265	–	9,774,659
增加	791,130	2,270	10,335	7,380	811,115
由發展中收費公路項目之投資撥轉	56,549	–	–	–	56,549
註銷	–	(101)	(27)	–	(128)
於二零零四年六月三十日	**10,589,531**	**22,711**	**22,573**	**7,380**	**10,642,195**
累計折舊					
於二零零三年七月一日	752,150	16,207	5,749	–	774,106
年內折舊	185,336	2,092	2,583	–	190,011
註銷時撇除	–	(101)	(20)	–	(121)
於二零零四年六月三十日	**937,486**	**18,198**	**8,312**	**–**	**963,996**
賬面值					
於二零零三年六月三十日	8,989,702	4,335	6,516	–	9,000,553
於二零零四年六月三十日	**9,652,045**	**4,513**	**14,261**	**7,380**	**9,678,199**

13. 於共同控制個體之額外投資成本

	港幣千元
按成本值	
於二零零三年七月一日及二零零四年六月三十日	**2,073,512**
攤銷	
於二零零三年七月一日	173,254
年內攤銷	39,306
於二零零四年六月三十日	**212,560**
賬面值	
於二零零三年六月三十日	1,900,258
於二零零四年六月三十日	**1,860,952**

14. 共同控制個體之投資

於二零零四年六月三十日，本集團之共同控制個體之資料詳列如下：

公司名稱	成立地點	註冊資本	主要業務
廣深珠高速公路有限公司	中國	人民幣471,000,000元	發展、經營及管理高速公路
廣州東南西環高速公路有限公司	中國	美金55,000,000元	發展、經營及管理高速公路
廣東廣珠西綫高速公路有限公司	中國	人民幣588,000,000元	發展、經營及管理高速公路

廣深高速公路合營企業，環城公路合營企業及西綫合營企業均為根據中國法律註冊之中外合作經營企業。

14. 共同控制個體之投資（續）

有關附屬公司與相關合營企業夥伴訂立之由共同控制個體經營的合營企業協議之主要條款如下：

(i) **廣深高速公路合營企業**

廣深高速公路合營企業是成立以負責興建、經營及管理中國廣東省之一條高速公路。項目第一期包括行走深圳至廣州之一條高速公路（「廣深高速公路」）。合作期由正式通車日起計為期三十年。於合作期屆滿，廣深高速公路合營企業之所有不動資產及設備，將無償撥歸中方合營企業夥伴。

項目第二及第三期之發展包括珠江三角洲西岸之主要交通幹道（「珠江三角洲西岸幹道」），由西綫合營企業負責。

本集團享有廣深高速公路合營企業之公路經營業務溢利分佔比率，合作期首十年為50%，其後十年為48%，合作期最後十年為45%。由廣深高速公路完工日起計三十年期間，本集團有權分佔來自廣深高速公路沿線及路段下之商業中心及店舖空間之租金及其他收入經扣除營運及財務支出後之80%。廣深高速公路合營企業亦獲授待確定發展權，發展若干位於廣深高速公路立交內之土地，作為出售或出租。該等安排之詳細條款正待作出最終決議。廣深高速公路已於一九九七年七月正式通車。

(ii) **環城公路合營企業**

環城公路合營企業是成立以負責興建、經營及管理行走沿廣州市區之東、南及西邊緣地區之一條高速公路（「東南西環高速公路」）。該公路合作期由二零零二年一月一日起為期三十年。本集團享有東南西環高速公路之現金流動淨額（即營運收入總額減營運費用、債務還本付息成本及税項），經營首十年為45%，其後十年減至37.5%，環城公路合營企業整段合作期之餘下經營年數則減至32.5%。東南西環高速公路已於二零零二年一月正式通車。於合作期結束時，環城公路合營企業的所有不動產及設施，將無償撥歸中方合營企業夥伴。

(iii) **西綫合營企業**

西綫合營企業是成立以負責興建、經營及管理一條高速公路連貫廣州、中山及珠海。高速公路之第I期（「西綫I期」）已於二零零四年四月三十日正式通車，而合作期由二零零三年九月十七日起為期三十年。於合作期內，本集團享有西綫合營企業經營業務之可分配溢利50%。於合作期結束時，西綫合營企業的所有不動產及設施，將無償撥歸中國政府有關部門。

14. 共同控制個體之投資(續)

以下所載為本集團按比例綜合賬目而計入共同控制個體之資產、負債、收入及開支：

就截至二零零三年六月三十日止年度而言：

	廣深高速公路合營企業 港幣千元	環城公路合營企業 港幣千元	總計 港幣千元
流動資產	182,676	68,375	251,051
非流動資產	5,334,581	1,880,531	7,215,112
流動負債	325,739	10,614	336,353
非流動負債	3,922,125	1,364,249	5,286,374
收入	961,491	105,780	1,067,271
費用	356,236	84,756	440,992

就截至二零零四年六月三十日止年度而言：

	廣深高速公路合營企業 港幣千元	環城公路合營企業 港幣千元	西綫合營企業 港幣千元	總計 港幣千元
流動資產	**346,290**	**93,706**	**14,893**	**454,889**
非流動資產	**5,334,820**	**1,869,020**	**714,231**	**7,918,071**
流動負債	**225,377**	**16,170**	**99,504**	**341,051**
非流動負債	**3,846,850**	**1,347,747**	**491,724**	**5,686,321**
收入	**1,148,225**	**129,014**	**4,649**	**1,281,888**
費用	**352,298**	**90,136**	**5,227**	**447,661**

15. 發展中收費公路項目之投資

於二零零四年六月三十日，結餘指本集團發展珠江三角洲西岸幹道第II及第III期所產生之成本。

珠江三角洲西岸幹道將分三期發展。項目第I期（「西綫I期」）的興建及營運由西綫合營企業負責，而西綫I期公路於二零零四年四月三十日正式通車。項目第II期之估計投資總額為人民幣49億元，其中35%將由西綫合營企業的新增加註冊資本人民幣17.15億元所提供，而此新增加註冊資本將由本集團及西綫合營企業之中方夥伴按相同份額各自投入（即各方出資人民幣8.575億元）。項目第II期之合作期限將自西綫合營企業就第II期新的營業執照發出當日起計三十年，以中國政府有關部門批准為準。本集團享有西綫合營企業經營業務之可分配溢利50%。

本集團現正與西綫合營企業之中方夥伴洽商有關透過西綫合營企業投資、規劃、設計、建設及經營西綫III期之可能合作條款。項目第III期之估計投資總額為人民幣36億元，其中35%將由西綫合營企業的新增加註冊資本人民幣12.6億元所提供，而此新增加註冊資本將由本集團及西綫合營企業之中方夥伴按相同份額各自投入（即各方出資人民幣6.3億元）。項目第III期之合作期限將自西綫合營企業就第III期新的營業執照發出當日起計三十年，以中國政府有關部門批准為準。本集團享有西綫合營企業經營業務之可分配溢利50%。

16. 借予共同控制個體之貸款

	二零零三年 港幣千元	**二零零四年 港幣千元**
貸款借予：		
廣深高速公路合營企業	387,676	**406,134**
環城公路合營企業	626,740	**610,739**
西綫合營企業	—	**132,858**
	1,014,416	**1,149,731**

結餘指本集團向共同控制個體借出之貸款，於採納按比例綜合共同控制個體賬目相應金額時對銷。

提供予共同控制個體之貸款為無抵押、須以共同控制個體經營之現金盈餘淨額償還及免息，惟廣深高速公路合營企業之貸款按商業借款利率計息除外。

17. 證券投資

於二零零四年六月三十日之結餘指本集團於年度內購買於海外上市之持有至到期債務證券，其賬面值接近其於結算日之公允價值。

18. 應收合營企業夥伴之利息

結餘指本集團按比例綜合應收環城公路合營企業之另一合營企業夥伴之利息。該款項為無抵押、免息及於要求時償還。

19. 經抵押銀行存款及銀行結餘及現金

經抵押銀行存款及銀行結餘及現金包括本集團之中國附屬公司及共同控制個體以美金、港幣及人民幣持有之銀行存款約為港幣356,967,000元（二零零三年：港幣301,276,000元）。將該等銀行存款匯出中國以外地區，須經有關地方機關批准方可進行，惟派發股息或償還營運費用除外。

20. 其他財務資產

董事認為其他應收款、按金及預付款項之賬面值接近其公允價值。

銀行結餘及現金包括為本集團財資功能而持有之現金及短期存款。該等資產之賬面值接近其公允價值。

信貸風險

本集團之信貸風險主要來自其他應收款、按金及預付款項。於結算日呈列之金額為本集團管理層按以往經驗及現時之經濟環境估計之呆賬抵免淨額。

流動資金之信貸風險有限，因為交易對手是被國際信貸評級機構評為高信貸評級之銀行或中國之國有銀行。

本集團並無高度集中之信貸風險，風險分散並分佈於數目眾多之交易對手及客戶。

外幣風險

集團之共同控制個體收益主要以人民幣形式收取。任何人民幣貶值均對共同控制個體的非人民幣收益及盈利有負面影響。人民幣兑美元及／或港元的貶值可能增加共同控制個體支出現金流量的要求，以償付有關幣值的債務負擔。

21. 股本

	股份數目	金額 港幣千元
本公司之股本詳情如下：		
法定：		
註冊成立，每股面值港幣1元	380,000	380
每股面值港幣1元之股份拆細為港幣0.1元	3,420,000	—
本年內增加	9,996,200,000	999,620
於二零零三年六月三十日及二零零四年六月三十日	**10,000,000,000**	**1,000,000**
已發行及繳足股款：		
於註冊成立時已配發及發行，每股面值港幣1元	1	—
每股面值港幣1元之股份拆細為港幣0.1元	9	—
於二零零三年六月三十日已配發及發行	3,120,240	312
於二零零三年六月三十日	3,120,250	312
資本化發行	2,156,879,750	215,688
透過配售及公開發售之股份發行	720,000,000	72,000
透過行使認股權證之股份發行	590,046	59
於二零零四年六月三十日	**2,880,590,046**	**288,059**

本公司於二零零三年一月十四日(註冊成立日期)至二零零四年六月三十日期間內之股本變動如下：

(a) 本公司於二零零三年一月十四日註冊成立，法定股本港幣380,000元分為380,000股每股面值港幣1元之股份。於註冊成立時，已配發及發行1股面值港幣1元之普通股，以換取現金。

(b) 根據本公司唯一股東於二零零三年六月三十日通過之書面決議案：

(i) 將本公司未發行及已發行的股本每股面值港幣1元拆細至10股每股面值港幣0.1元；及

(ii) 透過額外增設9,996,200,000股每股面值港幣0.1元之新股，將本公司之法定股本由港幣380,000元增至港幣10億元。

21. 股本（續）

(c) 於二零零三年六月三十日：

(i) 本公司配發及發行3,120,100股每股港幣0.1元，作收購茂高有限公司、Yager International Limited及Wilberforce International Limited全部已發行股本之代價，入賬列為繳足股款；

(ii) 本公司按廣深高速公路（控股）有限公司（「廣深高速公路公司」）之指示，配發及發行140股每股港幣0.1元，入賬列為繳足股款，以作為廣深高速公路公司(i)促使配發及發行2股合和中國發展（高速公路）有限公司（「合和中國發展」）之新普通股予冠佳有限公司（「冠佳」）及其代名人，以及轉換其於合和中國發展持有之普通股為無投票遞延權股；(ii)轉讓其於Fan Wai Properties Limited的1股予冠佳。

(d) 於二零零三年七月二十三日，本公司透過配發及發行2,156,879,750股每股面值港幣0.1元，入賬列為繳足股份將本公司應付控股公司金額港幣45億元資本化。

(e) 於二零零三年八月五日，本公司透過一項首次公開售股以配售及公開發售方式，按每股港幣4.18元之價格，發行720,000,000股每股面值港幣0.1元之新股，以換取現金。

(f) 根據本公司唯一股東於二零零三年七月十六日通過之書面決議案，批准構成認股權證之文據及增設認股權證（「認股權證」）。認股權證附帶的認購權共計港幣365,890,598元，於二零零三年八月五日以記名的方式增設並發行。此認股權證賦予登記持有人可以每股港幣4.18元（相等於首次公開售股發售價（可予調整）之初步認購價）認購本公司股份，該權利可於二零零三年八月六日起三年內行使（「認購權」）。

本年內，認股權證登記持有人行使認購權總額港幣2,466,392元的權利，轉換為本公司股份共590,046股。

截至二零零四年六月三十日，總額港幣363,424,206元的認購權未被行使。若全數行使該認購權，本公司將發行86,943,590股每股面值港幣0.1元之股份。

優先認股權計劃

本公司之優先認股權計劃（「認股權計劃」）是由當時之唯一股東於二零零三年七月十六日以書面決議案批准，及經合和實業有限公司股東於二零零三年七月十六日舉行之股東特別大會上批准。認股權計劃旨在讓本公司向參與者提供鼓勵、獎勵、酬金、補償及／或提供利益及就董事會可不時批准之該等其他目的。參與者包括(i)本集團各成員公司之任何執行或非執行董事（包括獨立非執行董事）或任何僱員；(ii)由本集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象；(iii)本集團各成員公司之任何顧問、專業人士及其他諮詢人；(iv)本公司任何最高行政人員或主要股東；(v)本公司董事、最高行政人員或主要股東之任何聯繫人；及(vi)本公司主要股東之任何僱員。

認股權須於授予認股權日期28天內接納，並須支付港幣1元之代價，於收款時在收益表上記賬。

自從採納認股權計劃，本公司並無授出任何認股權。

22. 儲備

集團

本集團之儲備包括本集團分佔共同控制個體之收購後儲備，詳情如下：

	二零零三年 港幣千元	**二零零四年 港幣千元**
法定儲備	56,464	**76,560**
匯兑儲備	3,754	**9,371**
保留溢利	754,754	**930,201**
	814,972	**1,016,132**

根據適用於本集團之中國共同控制個體之有關中國規定，共同控制個體須於向其合營企業夥伴宣派股息前，作出中國法定儲備之撥備，基準由董事會釐定及批准。該等儲備包括一般資金及發展資金，於合作期屆滿前不可分派，合作期屆滿時任何儲備餘額可於共同控制個體清盤時分派。共同控制個體之可供分派溢利乃根據中國會計規則及規定計算之保留溢利釐定。

公司

本公司之可供分派儲備包括股本溢價及保留溢利。根據開曼群島的公司法（2003修訂）第22章（Companies Law (2003 Revision) Chapter 22），倘若在不違反公司的章程大綱及公司細則，並在宣佈分派或宣佈股息後本公司有能力償還在日常業務過程下到期的債項，則本公司的儲備可供分派或派付股息。根據本公司的公司細則，股息只可以經由保留溢利及股本溢價中分派。於二零零四年六月三十日，本公司可供分派股東的儲備約港幣7,867,930,000元，其中包括保留溢利港幣763,328,000元（二零零三年：無）及股本儲備港幣7,104,602,000元（二零零三年：無）。

23. 銀行及其他貸款

	二零零三年 港幣千元	**二零零四年 港幣千元**
銀行貸款，有抵押	4,993,040	**4,785,512**
其他貸款，無抵押	95,833	**95,833**
	5,088,873	**4,881,345**
借貸須於下列期間償還：		
於要求時或一年內	426,406	**170,823**
第二年	568,022	**205,176**
第三至第五年（包括首尾兩年）	1,666,227	**1,356,338**
五年後	2,428,218	**3,149,008**
	5,088,873	**4,881,345**
減：於一年內到期償還之金額（呈列於流動負債）	(426,406)	**(170,823)**
於一年後到期償還之金額	4,662,467	**4,710,522**

按貨幣劃分之借貸分析：

	於二零零三年六月三十日		
	美元 港幣千元	人民幣 港幣千元	港幣 港幣千元
銀行貸款	3,753,034	868,006	372,000
其他貸款	–	95,833	–
	3,753,034	963,839	372,000

	於二零零四年六月三十日		
	美元 港幣千元	**人民幣 港幣千元**	**港幣 港幣千元**
銀行貸款	**3,578,386**	**1,207,126**	**–**
其他貸款	**–**	**95,833**	**–**
	3,578,386	**1,302,959**	**–**

23. 銀行及其他貸款（續）

除約港幣16,406,000元（二零零三年：港幣16,406,000元）之其他貸款金額為免息外，銀行及其他貸款乃按商業借款利率計息。

銀行貸款及其他貸款之平均年利率分別為2.5%（二零零三年：2.7%）及4.8%（二零零三年：4.8%）。

董事認為，計息貸款之賬面值接近其公允價值。鑒於免息貸款之條款，董事認為釐定其公允價值並不可行。

24. 合營企業夥伴提供之貸款

	二零零三年 港幣千元	**二零零四年 港幣千元**
應付以下合營企業之夥伴：		
廣深高速公路合營企業（計息）	8,254	**8,552**
環城公路合營企業（免息）	711,248	**690,486**
西綫合營企業（免息）	—	**138,474**
	719,502	**837,512**

結餘指本集團按比例應佔外方合營企業夥伴（「其他合營企業夥伴」）借予共同控制個體之貸款。該等貸款為無抵押及須以共同控制個體經營之現金盈餘淨額償還。

來自廣深高速公路合營企業之其他合營企業夥伴之貸款乃按商業借款利率計息。

鑒於環城公路合營企業及西綫合營企業之其他合營企業夥伴提供之免息貸款條款，董事認為釐定其公允價值並不可行。

25. 應付控股公司金額

此金額為無抵押及免息。於二零零三年七月二十三日，應付控股公司金額港幣45億元被資本化，詳情載於附註21(d)。其餘應付金額於本年度內全數償還。

26. 遞延稅項負債

呈列於綜合資產負債表之遞延稅項負債指本集團按比例應佔共同控制個體之該等債項或資產。

年內遞延稅項負債（資產）之變動如下：

	加速稅項折舊 港幣千元	稅項虧損 港幣千元	總額 港幣千元
於二零零二年七月一日	106,600	(14,700)	91,900
年內支出（抵免）（附註7）	28,005	(3,500)	24,505
於二零零三年六月三十日	134,605	(18,200)	116,405
年內支出（抵免）（附註7）	31,184	(9,300)	21,884
於二零零四年六月三十日	**165,789**	**(27,500)**	**138,289**

27. 應付一共同控制個體之利息

結餘為應付環城公路合營企業之利息款項，於採納按比例綜合共同控制個體賬目相應金額時對銷。該筆款項乃無抵押、免息及無固定還款期。鑒於該筆款項之條款，董事認為釐定其公允價值並不可行。

28. 應付其他利息

包括於二零零三年六月三十日未償還金額之結餘約港幣28,565,000元，按商業借款利率計算。其餘應付其他利息金額為不計息。

董事認為，計息結餘之賬面值接近其公允價值。鑒於免息結餘之條款，董事認為釐定其公允價值並不可行。

29. 其他財務負債

其他應付款，應付費用及已收按金主要包括持續營運成本之未償付金額。董事認為其他應付款，應付費用及已收按金之賬面值接近其公允價值。

30. 資產總額扣除流動負債／淨流動資產或負債

於二零零四年六月三十日，本集團之資產總額扣除流動負債金額約港幣14,898,329,000元（二零零三年六月三十日：港幣11,918,021,000元）。於同日，集團之淨流動資產約港幣1,460,160,000元（二零零三年六月三十日：淨流動負債港幣148,443,000元）。

31. 公司資產負債表摘要

	二零零三年 港幣千元	**二零零四年 港幣千元**
資產		
非流動資產	468	**6,753,320**
流動資產	—	**1,433,642**
資產總額	468	**8,186,962**
股東權益及負債		
資本及儲備		
股本	312	**288,059**
儲備	—	**7,867,930**
	312	**8,155,989**
非流動負債	156	**27,344**
流動負債	—	**3,629**
負債總額	156	**30,973**
股東權益及負債總額	468	**8,186,962**

32. 主要附屬公司

董事認為若將所有附屬公司列出，篇幅冗長，故下文只概列主要影響本集團之業績、資產或負債之附屬公司於二零零四年六月三十日之資料。所有附屬公司於年度內或年終時均無任何未償還之貸款資本。

公司名稱	註冊成立地點	已發行及繳足股本／註冊資本	應佔股本權益	主要業務
冠佳有限公司	英屬處女群島	普通股 美金20,000元	97.5%	投資控股
Fan Wai Properties Limited	英屬處女群島	普通股美金1元	97.5%	投資資金
茂高有限公司	英屬處女群島	普通股美金1元	100%	投資控股
合和中國發展(高速公路)有限公司	香港	普通股港幣2元 無投票權遞延股 港幣4元	已發行 普通股本 之97.5%	於高速公路 項目之投資
合和環穗公路有限公司	英屬處女群島	普通股美金1元	100%	於高速公路 項目之投資
合和廣珠高速公路發展有限公司	香港	普通股港幣2元 無投票權遞延股 港幣2元	已發行 普通股本 之100%	於高速公路 項目之投資

上述全部附屬公司由本公司間接持有。

33. 主要非現金交易

本年度內，本公司透過配發及發行2,156,879,750股每股面值港幣0.1元，按面值入賬列為繳足股款方式，將應付控股公司金額港幣45億元資本化，作為集團重組的部份並載列於附註1及21。

34. 資本承擔

於二零零四年六月三十日，廣深高速公路合營企業及環城公路合營企業就已簽約但未撥備之聯網收費系統及主要維修保養之未償付承擔分別約為港幣12,000,000元（二零零三年：無）及港幣11,000,000元（二零零三年：無）。

於二零零三年六月三十日，廣深高速公路合營企業就已簽約但未撥備之廣深高速公路瀝青重鋪之未償付承擔約為港幣70,000,000元。

35. 資產抵押

於二零零四年六月三十日，集團的共同控制個體之部份資產已抵押，作為授予共同控制個體之一般銀行貸款融資之抵押，有關資產的賬面淨值約港幣7,646,701,000元（二零零三年：港幣7,032,066,000元）。其資產賬面淨值的資料如下：

	二零零三年 港幣千元	**二零零四年 港幣千元**
收費公路	6,840,403	**7,265,626**
銀行存款	117,983	**319,211**
其他資產	73,680	**61,864**
	7,032,066	**7,646,701**

集團分佔的廣深高速公路合營企業及環城公路合營企業之路費徵收權已抵押，作為分別授予共同控制個體之一般銀行貸款融資之抵押，而集團分佔的西綫合營企業的65%之路費徵收權已抵押，作為授予其一般銀行貸款融資之抵押。

36. 關連人士交易

關連人士應收及欠付之款項已在資產負債表及有關附註披露。

本年度內，本集團已付辦事處及車位租金、空調及電費，以及差餉予同集團之其他附屬公司，金額約為港幣932,000元（二零零三年：港幣525,000元）。

本集團之共同控制個體與其合營企業夥伴而非本集團有如下重大交易：

關係	交易性質	二零零三年 港幣千元	二零零四年 港幣千元
廣深高速公路合營企業之其他合營企業夥伴	已付利息（附註a）	595	**596**
	向合營企業夥伴償還營運費用（附註b）	5,795	**6,600**
	已付顧問費（附註b）	1,884	**–**
	已付及應付股息	423,900	**619,740**
環城公路合營企業之其他中國合營企業夥伴	已付管理費（附註b）	3,999	**4,000**
環城公路合營企業之其他外國合營企業夥伴	已付管理費（附註b）	2,000	**2,000**
	利息收入（附註a）	39,460	**38,148**
西綫合營企業之其他中國合營企業夥伴	表現花紅（附註b）	–	**1,686**

截至二零零三年六月三十日止年度，廣深高速公路合營企業之其他合營企業夥伴就授予廣深高速公路合營企業之銀行貸款融資人民幣510,000,000元給予擔保之款額約為港幣283,000元。於二零零三年五月，廣深高速公路合營企業籌得一筆新銀行貸款，以支付償還銀行貸款人民幣510,000,000元，及上述其他合營企業夥伴給予之擔保已獲解除。

截至二零零三年六月三十日及二零零四年六月三十日止年度，本公司（在本公司於聯交所上市前之最終控股公司）與環城公路合營企業之其他外國合營企業夥伴各自就授予環城公路合營企業之銀行貸款融資於二零零三年六月三十日及二零零四年六月三十日之金額為人民幣1,481,000,000元給予擔保。

附註：

(a) 利息根據未償還貸款本金額按商業借款利率計息。

(b) 董事認為，交易乃按有關各方協議之條款及在日常業務過程中進行。

37. 結算日後事項

下列主要事項於結算日後發生：

於二零零四年七月十四日，本集團與西綫合營企業之中方夥伴簽訂補充修改協議，透過西綫合營企業投資，規劃、設計、建設及經營西綫II期。補充修改協議詳情在二零零四年七月十四日之本公司公告內載列。

本集團現正與西綫合營企業之中方夥伴洽商有關透過西綫合營企業投資、規劃、設計、建設及經營西綫III期之可能合作條款。西綫III期之可能合作條款詳情在二零零四年八月四日本公司公告內載列。

38. 財務報告表之批准

載於第39至72頁之財務報告表已於二零零四年九月六日獲本公司董事會批准及授權刊發。

Hopewell Highway Infrastructure Limited

合和公路基建有限公司

Room 64-02, 64th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
: (852) 2861 0177
Web Page: www.hopewellhighway.com

香港灣仔皇后大道東 183 號
合和中心 64 樓 64-02 室
電話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068
: (852) 2861 0177
網址 : www.hopewellhighway.com

Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 737)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of Hopewell Highway Infrastructure Limited (the "Company") will be held at King Palace Chinese Restaurant, 7th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Monday, the 18th day of October, 2004 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2004.

2. To declare a final dividend.

3. To re-elect Directors and to fix the Directors' fees.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider and, if thought fit, pass with or without modifications, the following resolutions as Ordinary Resolutions:

Ordinary Resolutions

(1) "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal value of securities of the Company repurchased by the Company pursuant to the approval granted in paragraph (a) above shall:

(i) in the case of shares, not exceed ten per cent. of the aggregate nominal value of the issued share capital of the Company as at the date of the passing of this Resolution; and

(ii) in the case of warrants of the Company, not exceed ten per cent. of the total amount of subscription rights attaching to such warrants outstanding as at the date of the passing of this Resolution,

and the authority granted pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking, varying or renewing the authority given to the Directors of the Company by this Resolution."

(2) "**THAT**:

(a) subject to paragraph (c) below and pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal value of the share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company, or (iii) an issue of shares upon the exercise of any subscription rights attaching to any warrants of the Company, or (iv) an issue of shares under any scrip dividend scheme or similar arrangement providing for the allotment and issue of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company from time to time; or (v) a specific authority granted by the shareholders of the Company in general meeting, shall not exceed twenty per cent. of the aggregate nominal value of the issued share capital of the Company as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; or

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking, varying or renewing the authority given to the Directors of the Company by this Resolution;

"Rights Issue" means an offer of shares of the Company or issue of options, warrants or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the Directors of the Company to holders of shares of the Company on the register of members of the Company (or, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their then holdings of such shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company."

(3) "**THAT** subject to the passing of the Resolution nos. (1) and (2) set out in item 5 of the notice convening this meeting, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot, issue and deal with unissued shares pursuant to Resolution no. (2) set out in item 5 of the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution no. (1) set out in item 5 of the notice convening this meeting, provided that such extended amount shall not exceed ten per cent. of the aggregate nominal value of the issued share capital of the Company as at the date of the passing of this Resolution."

6. As special business, to consider and, if thought fit, pass with or without modifications, the following resolution as a Special Resolution:

Special Resolution

"**THAT** the existing Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 2

(i) by inserting the following definition and its marginal note immediately after the definition of "these Articles":

"associates" shall have the meaning as ascribed to it under the Listing Rules; associates

(ii) by deleting the words "substituted therefore" in the definition of "electronic" and substituting therefor the words "substituted therefor".

(iii) by deleting the definition of "recognised clearing house" in its entirety and inserting the following definition and its marginal note immediately after the definition of "the Chairman":

"clearing house" means a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction; clearing house

(iv) by inserting the following sentence at the end of the definition of "subsidiary" and "holding company";

", but interpreting the term "subsidiary" in accordance with the definition of "subsidiary" under the Listing Rules";

(v) by inserting the following as the last paragraph of Article 2:

References to a document being executed include references to it being executed under hand or under seal or, to the extent permitted by, and in accordance with all the applicable laws, rules and regulations, by Electronic Signature or by any other method. References to a document or notice, to the extent permitted by, and in accordance with all the applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not. document being executed and document

(b) Article 5

by deleting the word "recognised" immediately before the words "clearing house" in the fourth line of Article 5.

(c) Article 16

(i) by adding the words "(i) in the case of an allotment, of a fee of such sum as the Board may from time to time determine but subject to the maximum amount as the Exchange may from time to time determine for every certificate after the first or (ii)" immediately after the words "upon payment," in the seventh line of Article 16;

(ii) by deleting the words "a sum equal to the relevant" in the eighth line of Article 16 and substituting therefor the words "a fee of such sum as the Board may from time to time determine but subject to the";

(iii) by deleting the words "after the first or such lesser sum as the Board shall from time to time determine" in the ninth and tenth lines of Article 16.

(d) Article 20

by deleting the words "not exceeding such amount as may from time to time be permitted under the Listing Rules or such lesser sum as the Board may from time to time require)" in the second to fourth lines of Article 20 and substituting therefor the words "of such sum as the Board may from time to time determine but subject to the maximum amount as the Exchange may from time to time determine";

(e) Article 41

(i) by adding the words "sum as the Board may from time to time determine but subject to the" immediately after the words "a fee of such" in the first line of paragraph (f) of Article 41;

(ii) by deleting the words "(or such lesser sum as the Board may from time to time require)" in the second and third lines of paragraph (f) of Article 41.

(f) Article 42

by adding the words "of a share (not being a fully paid up share)" immediately after the words "No transfer" in the first line of Article 42;

(g) Article 43

by deleting the words "without charge" after the words "issued" and "him" in the third line and the second last line of Article 43 respectively and substituting therefor the words "upon receipt of a fee of such sum as the Board may from time to time determine but subject to the maximum amount as the Exchange may from time to time determine" respectively.

(h) Article 68

by deleting the word "recognised" immediately before the words "clearing house" in the tenth line of Article 68.

(i) Article 76

(i) by adding the words "a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless" immediately after the words "on a show of hands unless" in the second line of Article 76;

(ii) by adding the words "a poll is so taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless" immediately after the word "Unless" in the seventeenth line of Article 76.

(j) Article 81

by inserting the following sentence immediately after the words "in the register." in the second last line of Article 81:

"Notwithstanding anything contained in these Articles, where more than one proxy or representative is appointed or authorised by a member which is a clearing house (or its nominee), each such proxy or representative shall have one vote on a show of hands."

(k) Article 85

by re-numbering the existing paragraph (b) of Article 85 as paragraph (c) of Article 85 and adding the following new paragraph (b) and its marginal note to Article 85:

(b) Where the Company has knowledge that any member is, under any applicable laws and the Listing Rules from time to time, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

Voting in contravention of Listing Rules

(l) Article 92

by deleting the word "recognised" wherever it appears immediately before the words "clearing house" in paragraph (b) of Article 92.

(m) Article 103

(i) by deleting the existing paragraph (c) of Article 103 in its entirety and substituting therefor the following new paragraph (c):

(c) A Director shall not be entitled to vote on (nor shall be counted in the quorum in relation to) any resolution of the Board in respect of any contract or arrangement or any other proposal whatsoever in which he or any of his associates, to the knowledge of such Director, has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

(i) the giving of any security or indemnity either:

(aa) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(bb) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in the shares of that company, provided that, the Director and any of his associates are not in aggregate beneficially interested in five per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

(aa) the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which the Director or his associate(s) may benefit; or

(bb) the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to Directors, their associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in the shares or debentures or other securities of the Company.

(ii) by deleting the words "a Director's interest" in the second line of paragraph (e) of Article 103 and substituting therefor the words "the interest of a Director and/or his associate(s)";

(iii) by adding the words "and/or his associate(s)" immediately after the word "Director" in the third last line of paragraph (e) of Article 103;

(iv) by deleting paragraph (f) of Article 103 in its entirety and substituting therefor the following new paragraph (f):

(f) The Company may by ordinary resolution ratify any transaction not duly authorised by reason of a contravention of this Article provided that no Director who is or whose associate(s) is/are materially interested in such transaction shall vote upon such ordinary resolution in respect of any shares in the Company in which he/they is/are interested.

(n) Article 108(c)(i)

by deleting the words "his Associates (as defined in Article 103(f) above)" and substituting therefor the words "his associates" in Article 108(c)(i);

(o) Article 116

by deleting the existing Article 116 in its entirety and substituting therefor the following new Article 116 and its marginal note:

116. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing by a member of the Company (not being the person to be proposed), entitled to attend and vote at the meeting for which such notice is given, of the intention to propose that person for election as a Director and notice in writing signed by that person of his willingness to be elected shall have been given to the Company provided that the minimum length of the period, during which such notices are given, shall be at least 7 days. The period for lodgment of such notices shall commence no earlier than the day after the dispatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting.

Notice to be given when person proposed for election

(p) Article 159

(i) by adding the words "summary financial statement may be sent in lieu of annual accounts" as the marginal note of paragraph (c) of Article 159;

(ii) by inserting the following as new paragraph (d) of Article 159 and its marginal note immediately after paragraph (c) of Article 159:

(d) The requirement to send to a person referred to in paragraph (b) of this Article the documents referred to in that paragraph or a summary financial statement in accordance with paragraph (c) of this Article shall be deemed satisfied where, in accordance with the Law and all applicable rules and regulations, including without limitation, the rules of the Exchange, the Company publishes copies of the documents referred to in paragraph (b) of this Article and, if applicable, a summary financial statement complying with paragraph (c) of this Article, on the Company's Website or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manners as discharging the Company's obligation to send to him a copy of such documents.

publication of annual report of Directors and balance sheet and summary financial statement on the Company's Website

(q) Article 163

(i) by inserting the words "(including any "corporate communication" as defined in the Listing Rules)" immediately after the words "any notice or document" in the first line of paragraph (a) of Article 163;

(ii) by inserting the following as new paragraph (c) of Article 163 and its marginal note immediately after paragraph (b) of Article 163:

(c) Subject to the Law and other applicable laws, rules and regulations, any notice or document (including any "corporate communication" as defined in the Listing Rules) may be given by the Company in the English language only, in the Chinese language only or in both. Where a person has in accordance with the Law and other applicable laws, rules and regulations consented to receive notice and other documents (including any "corporate communication" as defined in the Listing Rules) from the Company in the English language only or the Chinese language only but not both, it shall be sufficient for the Company to serve on or deliver to him any such notice or document in such language only in accordance with these presents unless and until there is a notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with the Law and other applicable laws, rules and regulations which shall have effect in respect of any notice or document (including any "corporate communication" as defined in the Listing Rules) to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment.

Choice of language

By Order of the Board
Peter Yip Wah LEE
Secretary

Hong Kong, 24th September, 2004

Notes:

1. A member of the Company entitled to attend and vote at the above meeting is entitled to appoint not more than two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the head office and principal place of business of the Company at Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (as the case may be).

3. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding.

4. For the purpose of determining the entitlements to the proposed final dividend and the identity of shareholder who are entitled to attend and vote at the meeting, the registers of members and warrantholders of the Company will be closed from Monday, 11th October, 2004 to Monday, 18th October, 2004, both days inclusive, during which period no transfer of shares will be effected and no transfer or exercise of warrants will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates or all completed subscription forms in relation to the exercise of the warrants accompanied by the appropriate subscription monies and the relevant warrant certificates must be lodged with the Company's branch share and warrant registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Friday, 8th October, 2004.

5. With regard to the resolutions referred to in items 5 and 6 of this notice, the Directors propose to seek Shareholders' approval of the general mandates to repurchase securities and to issue shares and amendments to the existing Articles of Association (in order to, among other things, comply with amendments to Appendix 3 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which came into effect on 31st March, 2004) and a circular in connection with the proposals for re-election of directors, general mandates to repurchase securities and to issue shares and amendments to the existing Articles of Association will be dispatched to the shareholders and, for information only, to the warrantholders together with the 2004 Annual Report of the Company.

6. As at the date of this notice, the Directors of the Company are Sir Gordon Ying Sheung WU, Mr. Eddie Ping Chang HO, Mr. Thomas Jefferson WU, Mr. Alan Chi Hung CHAN, Mr. Leo Kwok Kee LEUNG, Mr. Li Jia HUANG, Mr. Cheng Hui JIA, Mr. Christopher Shih Ming IP, Mr. Philip Tsung Cheng FEI, Mr. Lee Yick NAM, Mr. Gordon YEN and Mr. Kojiro NAKAHARA.

7. In the case of any conflict between the Chinese translation and the English text hereof, the English text will prevail.

* *For identification only*

"Please also refer to the published version of this announcement in the South China Morning Post"

Hopewell Highway Infrastructure Limited

合和公路基建有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 737)

Form of proxy for use at the Annual General Meeting (or any adjournment thereof)

I/We[1] ______________________________ of ______________________________

______________________________ being the registered holder(s) of[2] ______________

Ordinary Shares of HK$0.10 each of the above-named Company, HEREBY APPOINT[3] ______________

of ______________________________ or failing him ______________

of ______________________________ or failing him, the Chairman of the meeting as my/our proxy, to act for me/us and on my/our behalf at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at King Palace Chinese Restaurant, 7th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on Monday, the 18th day of October, 2004 at 10:00 a.m. and at such meeting (or at any adjournment thereof) in the event of a poll, to vote for me/us and in my/our name(s) as indicated below or, if no such indication is given, as my/our proxy thinks fit.

		For[4]	Against[4]
1.	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2004.		
2.	To declare a final dividend.		
3.	EITHER (1) To re-elect Sir Gordon Ying Sheung WU, Mr. Eddie Ping Chang HO, Mr. Thomas Jefferson WU and Mr. Alan Chi Hung CHAN as Directors. OR		
	(2) (a) To re-elect Sir Gordon Ying Sheung WU as Director.		
	(b) To re-elect Mr. Eddie Ping Chang HO as Director.		
	(c) To re-elect Mr. Thomas Jefferson WU as Director.		
	(d) To re-elect Mr. Alan Chi Hung CHAN as Director.		
	(3) To fix the Directors' fees.		
4.	To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors and authorise the Directors to fix their remuneration.		
5.	(1) To give a general mandate to the Directors to repurchase securities (Ordinary Resolution No. (1) on item 5 of Notice of Annual General Meeting).		
	(2) To give a general mandate to the Directors to issue shares (Ordinary Resolution No. (2) on item 5 of Notice of Annual General Meeting).		
	(3) To extend the general mandate to issue shares to cover the shares repurchased by the Company (Ordinary Resolution No. (3) on item 5 of Notice of Annual General Meeting).		
6.	To approve the amendments to the Articles of Association of the Company (Special Resolution on item 6 of Notice of Annual General Meeting).		

Dated: ______________________ Signature[5]: ______________________

Notes:

1. Please insert full name(s) and address(es) in **BLOCK CAPITALS**.
2. Please insert the number of Ordinary Shares of HK$0.10 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the Ordinary Shares of the Company registered in your name(s).
3. Please insert the name and address of the proxy desired. If no name is inserted, the Chairman of the meeting will act as your proxy.
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLACE A "√" IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLACE A "√" IN THE RELEVANT BOX MARKED "AGAINST".** Failure to complete the boxes will entitle your proxy to abstain or cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the Notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6. To be valid, this form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, must be deposited at the head office and principal place of business of the Company at Room 64-02, 64th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (as the case may be).
7. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Any alterations made in this form of proxy must be initialled by the person who signs it.

* *For identification only*